As filed with the Securities and Exchange Commission on March 24, 2006
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

VOLCANO CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	3845	33-0928885
(State or other jurisdiction of incorporation or organization)	(Primary Standard Classification Code Number)	(I.R.S. Employer Identification No.)
2870 Kilgore Road
Rancho Cordova, CA 95670
1-800-228-4728
(Address, including zip code, and telephone number, including area code, of
Registrant’s principal executive offices)

R. Scott Huennekens
Chief Executive Officer
2870 Kilgore Road
Rancho Cordova, CA 95670
1-800-228-4728
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael Sanders, Esq. Dale S. Freeman, Esq. Reed Smith LLP Two Embarcadero Center Suite 2000 San Francisco, CA 94111 (415) 543-8700	Steven G. Rowles, Esq. Taylor L. Stevens, Esq. Morrison & Foerster LLP 12531 High Bluff Drive Suite 100 San Diego, CA 92130 (858) 720-5100

      Approximate date of commencement of the proposed sale to the public: From time to time after the effective date of this Registration Statement.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to	Proposed maximum	Amount of
be registered	aggregate offering price(1)(2)	registration fee

Common Stock, $0.001 par value per share	$86,250,000	$9,228.75

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated March 24, 2006
                                Shares
Common Stock
This is the initial public offering of shares of common stock by Volcano Corporation. We are offering                      shares of our common stock. We anticipate the initial public offering price will be between $          and $           per share.
We expect our common stock to be quoted on The NASDAQ National Market under the symbol “VOLC.”

This investment involves risk. See “Risk Factors” beginning on page 10.

	Per Share	Total

Initial Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, Before Expenses, to Volcano Corporation	$	$
The underwriters have a 30-day option to purchase up to                     additional shares of common stock from us to cover over-allotments, if any.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
JPMorgan
Piper Jaffray

Bear, Stearns & Co. Inc.	Cowen & Company
The date of this prospectus is                     , 2006

Page

Summary	1
Risk Factors	10
Information Regarding Forward-Looking Statements	35
Use of Proceeds	36
Dividend Policy	36
Capitalization	37
Dilution	38
Selected Consolidated Financial Data	40
Management’s Discussion and Analysis of Financial Condition and Results of Operations	42
Business	58
Management	88
Related Party Transactions	98
Principal Stockholders	100
Description of Capital Stock	102
Shares Eligible for Future Sale	106
Underwriting	108
Legal Matters	111
Experts	111
Where You Can Find More Information	111
Index to Consolidated Financial Statements	F-1
EXHIBIT 2.1
EXHIBIT 2.2
EXHIBIT 3.1
EXHIBTI 3.3
EXHIBIT 4.2
EXHIBIT 4.3
EXHIBIT 4.4
EXHIBIT 4.5
EXHIBIT 4.6
EXHIBIT 4.7
EXHIBIT 4.8
EXHIBIT 4.9
EXHIBIT 10.1
EXHIBIT 10.2
EXHIBIT 10.3
EXHIBIT 10.4
EXHIBIT 10.5
EXHIBIT 10.6
EXHIBIT 10.7
EXHIBIT 10.8
EXHIBIT 10.9
EXHIBIT 10.10
EXHIBIT 10.11
EXHIBIT 10.12
EXHIBIT 10.13
EXHIBIT 10.14
EXHIBIT 10.15
EXHIBIT 10.16
EXHIBIT 10.17
EXHIBIT 10.18
EXHIBIT 10.19
EXHIBIT 10.20
EXHIBIT 10.21
EXHIBIT 10.22
EXHIBIT 10.23
EXHIBIT 10.24
EXHIBIT 10.25
EXHIBIT 10.26
EXHIBIT 10.27
EXHIBIT 10.28
EXHIBIT 10.29
EXHIBIT 10.30
EXHIBIT 21.1
EXHIBIT 23.1

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

SUMMARY
The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the consolidated financial statements and related notes appearing elsewhere in this prospectus, before investing in our common stock. References in this prospectus to “we,” “us” and “our” refer to Volcano Corporation, a Delaware corporation, and its subsidiaries, unless the context requires otherwise.
Our Business
We develop, manufacture and commercialize a broad suite of intravascular ultrasound, or IVUS, and functional measurement, or FM, products that we believe enhance the diagnosis and treatment of vascular and structural heart disease. Vascular disease, or atherosclerosis, is caused by the accumulation of fat-laden cells in the inner lining of the artery, leading to the formation of plaque or lesions. Accumulation of plaque in the arteries narrows the diameter of the inner channel of the artery, or the lumen, which reduces blood flow. During an IVUS procedure, an imaging catheter is placed inside an artery to produce a cross-sectional image of the size and shape of the artery’s lumen and provides information concerning the composition and density of plaque or lesions and the condition of the layers of the surrounding arterial walls. Our IVUS products consist of consoles, single-procedure disposable catheters and advanced functionality options. FM devices measure the pressure and flow characteristics of blood around plaque thereby allowing physicians to gauge the plaque’s impact on blood flow and pressure. Our FM products consist of pressure and flow consoles and single-procedure disposable pressure and flow guidewires.
We market our products to physicians and technicians who perform percutaneous interventional procedures in hospitals and to other personnel who make purchasing decisions on behalf of hospitals. Our IVUS consoles are marketed as stand-alone units or customized units that can be integrated into a variety of hospital-based interventional surgical suites called cath labs. We are developing customized cath lab versions of these consoles and advanced functionality options as part of our vfusion cath lab integration initiative. Upon commercialization of our s5i and s5ge consoles and other new products and technologies, our vfusion offering will include cath lab-integrated IVUS and FM capabilities, real-time Virtual Histology, or VH, with color-coded identification of plaque composition, automatic real-time drawing of lumen and plaque borders, and IVUS and angiographic image synchronization, or co-registration, in two- and three-dimensions. Our vfusion offering will also support IVUS integrated with other interventional devices, such as Medtronic, Inc.’s Pioneer re-entry device, used to cross lesions that are completely blocked. The significantly expanded functionality of our vfusion offering will allow for networking of patient information, control of IVUS and FM information at both the operating table and in the cath lab control room, as well as the capability for images to be displayed on standard cath lab monitors. We expect to continue to develop new products and technologies to expand our vfusion offering.
We have direct sales capabilities in the United States and Western Europe. As of February 28, 2006, we had 64 direct sales professionals in the United States and 14 direct sales professionals in Western Europe. In Japan, our largest international market, we market our products through two distributors. In addition, we have 37 distribution relationships in 26 other countries.
In 2005, we generated worldwide revenues of $91.9 million from the sale of our products. As of February 28, 2006, we had a worldwide installed base of over 1,400 IVUS consoles and over 700 FM consoles. We intend to grow and leverage our installed base of consoles to drive recurring sales of our single-procedure disposable catheters and guidewires, which accounted for 70.4% of our revenues in 2005.

Vascular Disease Market and Current Treatments
Vascular disease in the coronary arteries is referred to as coronary artery disease, or CAD, and in the peripheral arteries is referred to as peripheral artery disease, or PAD. Additionally, there are numerous anatomical disease conditions in the heart commonly referred to as structural heart disease, including arrhythmias, patent foramen ovale disorders, abdominal aortic aneurysms and valve disease.
While atherosclerosis is often characterized by narrowing of the lumen, or stenosis, it can also take the form of plaque or lesions that are not stenotic but are more likely to rupture and cause blood clots that may block the lumen. Based on clinical studies, 86% of heart attacks and 88% of strokes may be caused by these non-stenotic lesions known as vulnerable plaque. Vulnerable plaque can occur in the coronary or peripheral arteries and has the ability to rupture at any time, without warning, causing a heart attack or stroke. There are no diagnostic modalities that have been proven in clinical studies to identify vulnerable plaque. As a result, vulnerable plaque remains an untreated medical condition.
According to the American Heart Association, or AHA, over 70 million people in the United States have cardiovascular disease. CAD affects approximately 13 million people in the United States with approximately 3 million of those cases requiring interventional diagnosis or treatment each year. Interventional procedures are done percutaneously, or through a minimally invasive incision in the skin in order to gain access to parts of the anatomy through an artery. PAD affects more than 8 million people in the United States with approximately 2 million of those cases requiring intervention each year. Structural heart disease affects approximately 5 million people in the United States, with approximately 1 million of those cases requiring surgical intervention each year.
In order to diagnose and treat vascular disease, the medical community has made a significant shift towards the use of minimally invasive procedures. Based on industry estimates, we believe that physicians currently perform over 4 million diagnostic angiographies and approximately 2 million percutaneous coronary interventions, or PCIs, worldwide each year and approximately 3 million percutaneous interventional peripheral artery procedures and approximately 1 million structural heart procedures in the United States each year. This procedure base continues to grow due to patient demand for less invasive procedures, demographics, increased rates of diabetes and obesity, cost containment pressure, advancing diagnostic and therapeutic approaches, and an increasing incidence of CAD, PAD and structural heart disease.
Interventional procedures are performed in a cath lab where real-time angiography provides visualization which enables physicians to insert and navigate tools such as catheters, guidewires, stents and other devices into the vasculature or chambers of the heart to diagnose and deliver therapy. Additionally, in conjunction with angiography, IVUS and FM devices are used to help diagnose disease, plan percutaneous intervention and deliver therapy. Although great strides have been made in improving percutaneous interventional techniques, significant challenges remain that reduce the effectiveness of current treatments and limit the number of complex procedures and the types of diseases that can be diagnosed and treated. These challenges primarily involve limitations of angiography as the primary means for diagnosing and guiding percutaneous interventions and the historical limitations of IVUS and FM products.
Traditionally, interventionalists have relied on the use of angiography to identify diseased portions of vessels, to monitor treatment and to evaluate the therapeutic result. Since angiographic images are grayscale and two-dimensional, they provide limited information about the lesion and artery and also make it difficult to assess complex artery anatomy and bifurcations. In addition, angiography lacks the ability to provide any information about plaque and its composition.
IVUS allows the direct visualization of vascular anatomy during percutaneous diagnostic and therapeutic procedures and is used in conjunction with angiography. Unlike angiography, which depicts a silhouette of the lumen, IVUS displays continuous real-time longitudinal and cross-sectional perspectives of the artery. Currently, IVUS users need to manually draw lumen and plaque borders to directly measure lumen dimensions, cross-sectional area and artery and lesion length. In addition to luminal measurements, IVUS imaging of soft plaque within the arterial wall enables the characterization of plaque size, distribution and composition. IVUS can also improve accuracy of stent deployment. Today, IVUS is used both prior to percutaneous intervention to assess the artery and determine the appropriate therapy and after therapy to assess the result. IVUS is used in both coronary and peripheral artery percutaneous interventions as well as for structural heart disease.
Despite the benefits of IVUS technology, limitations of conventional IVUS have hindered its market penetration in PCIs to approximately 10% of U.S. procedures. These limitations include the following: grayscale imaging; limited plaque compositional information, such as calcium and soft plaque identification; lack of IVUS image synchronization with angiographic images; lack of IVUS integration into the cath lab; limited reimbursement; additional procedure time; and physician training required to gain proficiency using IVUS.
FM pressure and flow guidewires are used in the coronary arteries to assess the need for the implantation of drug-eluting stents. Historically, the low cost of bare metal stents, limited reimbursement, lack of percutaneous interventional treatment of complex CAD and lack of cath lab integration have limited market penetration of FM to less than 1% of PCIs in the United States.
Our Solution
We offer a broad suite of IVUS and FM products that we believe enhance the percutaneous interventional treatment of vascular and structural heart disease by improving the efficiency and efficacy of existing percutaneous interventional procedures and by enabling important new therapeutic solutions. We believe that our products have the potential to become the standard of care for these procedures and will address the needs of patients, hospitals, physicians and third-party payors on a cost-effective basis by:

•	Accelerating the trend towards less invasive procedures. Four major trends are driving the demand for less invasive cardiovascular procedures: improved non-invasive diagnostic and therapeutic techniques; cost-containment pressures from payors; increasing incidence of vascular and structural heart disease; and patient demand for less invasive procedures which require shorter hospital stays and allow more rapid recovery. This shift to less invasive procedures requires diagnostic modalities that can provide more comprehensive clinical information than angiography. Our IVUS products offer continuous, real-time, three-dimensional imaging, plaque visualization, color-coded identification of plaque composition, and automatic drawing of lumen and plaque borders allowing for automatic vessel sizing. Our FM products offer physicians a simple pressure and flow based method to determine whether stenting or additional percutaneous intervention is required. We believe our combination of IVUS enhancements and functional assessment is instrumental in facilitating less invasive procedures.

•	Improving the outcomes of percutaneous interventional procedures. A key determinant of positive therapeutic results in percutaneous interventions is having sufficient information about plaque or lesions. Clinical data has shown that use of IVUS and FM in conjunction with angiography during percutaneous interventional procedures can result in better outcomes. Numerous studies have shown the acute and long-term benefits of IVUS guidance in stent deployment. For example, studies have demonstrated that physicians change their percutaneous interventional strategies in 20% to 40% of cases and that 50% of stent deployment issues detected by IVUS are not visible with angiography. We believe our products provide clinically significant information that improves the outcomes of current and increasingly complex percutaneous interventional procedures.

•	Enabling new procedures to treat CAD, PAD and structural heart disease. Current treatment of a number of vascular and structural heart diseases, including coronary, peripheral and carotid artery disease and atrial fibrillation, is limited by conventional catheter-based techniques and angiography. Today, many patients with these diseases are prescribed drug therapy or referred to invasive surgical procedures because of the difficulty in diagnosing and treating them percutaneously. In addition, physicians today cannot diagnose and therefore treat vulnerable plaque. Because our technologies address many of these current limitations, we believe our products provide the potential to enable these diseases to be diagnosed and optimally treated through percutaneous interventions.

•	Improving ease of use of IVUS technologies to drive market adoption. Developing the expertise required to perform percutaneous interventional procedures typically requires advanced training beyond that required to become a specialist physician. Additionally, in order to use conventional IVUS products, physicians require comprehensive training to operate the system, interpret the images and manually draw lumen and plaque borders within the IVUS grayscale images, which has hindered market adoption. We believe our products, especially our recent IVUS product enhancements such as automatic real-time drawing of lumen and plaque borders, automatic vessel sizing, color-coded identification of plaque composition and IVUS and angiographic image co-registration currently under development, allow doctors to use IVUS with less training while still providing substantially more and better information.

•	Decreasing the number of interventional devices used per procedure and optimizing their usage. Our IVUS and FM products have the potential to reduce the number of devices deployed thereby lowering treatment costs. IVUS provides the interventionalist the information to optimize stent sizing and placement. This can help eliminate the need for additional stents or the use of accessory products like balloons to correct for inaccurate stent deployment and apposition issues. In addition, FM products offer the opportunity to physiologically assess lesion severity and determine whether expensive drug-eluting stents are needed, and we believe can be used to appropriately rationalize use of drug-eluting stents only in flow-limiting lesions.

•	Decreasing exposure to x-ray angiography radiation and contrast dye injections. We believe our recently introduced products will enable users to reduce procedure time and radiation exposure. During conventional catheter-based procedures, clinicians and patients are exposed to harmful x-ray radiation. Use of IVUS reduces the amount of time that angiography visualization is required, thereby reducing procedure time and radiation exposure to physicians and patients. Additionally, fewer angiography views reduce the amount of contrast dye injected, which can be harmful to patients in large doses.

Our Strategy
Our goal is to establish our IVUS and FM products as the standard of care for percutaneous interventional procedures. The key elements of our strategy for achieving this goal are to:

•	Increase market share in existing IVUS and FM markets. We believe that our differentiated, patent-protected technologies represent important advancements in the ongoing trend towards percutaneous interventional therapeutic procedures in the cath lab and provide substantial, clinically significant improvements and cost efficiencies over existing technologies. For instance, our recent product enhancements automate processes that previously had to be performed in a manual, time-consuming and potentially imprecise fashion. We believe these enhancements make our products easier to use than competing products while providing substantially more and better information to improve procedural outcomes, thereby driving greater usage of our IVUS and FM products within the existing percutaneous interventional market.

•	Increase IVUS and FM adoption rates. Given the relatively low current U.S. adoption rate of IVUS, a significant opportunity for growth lies in expanding usage of IVUS by interventionalists. We are working on three strategies to increase penetration. First, we have addressed limitations of conventional IVUS such as difficulty in use, lack of automation and grayscale imaging by developing technologies and introducing features such as automatic real-time drawing of lumen and plaque borders, color-coded identification of plaque composition and automatic vessel sizing. Furthermore, we are working with Paieon, Inc. to develop IVUS and angiographic image co-registration functionality for our IVUS consoles. Second, we recently developed PC-based IVUS and FM consoles that can be integrated easily into cath labs, thereby making it easier for physicians to adopt our products. Integrated cath lab versions of our consoles and advanced functionality options are part of our vfusion cath lab initiative. The significantly expanded capabilities of our vfusion offering will allow for networking of patient information, control of IVUS and FM information at both the operating table and in the cath lab control room, as well as the capability for images to be displayed on standard cath lab monitors. We expect to continue to develop new products and technologies to expand our vfusion offering, which we believe will become a standard integrated feature of cath labs and increase adoption of our products. Third, we have pursued collaborations such as our agreement with General Electric Medical Systems Scs, or GE, in which our integrated IVUS products will be included on all of GE’s initial quotes for cardiovascular and interventional radiology systems.

•	Leverage our installed base to drive single-procedure disposable device revenues. We have a worldwide installed base of over 1,400 IVUS consoles and over 700 FM consoles. We intend to grow and leverage this installed base to drive recurring sales of our single-procedure disposable catheters and guidewires. In 2005, the sale of our single-procedure disposable catheters and guidewires accounted for approximately 70.4% of our revenue. With the recent launch of our s5 family of IVUS consoles, we expect to continue to grow our worldwide installed base of consoles and increase our recurring revenue stream from sales of our single-procedure disposable products to our installed base.

•	Develop clinical applications for and utilization of our technology in new markets. We plan to leverage our current technology to expand into new markets and increase clinical applications through clinical studies, conducted by us or with companies such as Guidant Corporation, GlaxoSmithKline Research & Development Ltd. and Goodman Company Ltd. in Japan. We have several programs underway to expand the use of our technology in percutaneous interventional procedures and drug studies. These include (1) developing technology supported by clinical data to diagnose and guide treatment of vulnerable plaque and carotid artery disease, (2) developing a family of intracardiac echo products based on our existing technologies to improve treatments of structural heart disease, (3) combining the imaging capability of IVUS onto existing therapeutic devices provided by others such as balloons, guidewires and chronic total occlusion re-entry devices, and (4) using our current technologies in on-going or planned drug studies conducted by pharmaceutical and biotechnology companies.

•	Enhance product capabilities and introduce new products through collaborations or acquisitions. We have a successful track record of acquiring and licensing technologies and collaborating with third parties to create synergistic product offerings. For instance, we licensed from The Cleveland Clinic Foundation the VH technology that now forms the core of our ability to determine the composition of plaque, and we are working with Paieon to develop technology to synchronize IVUS and angiographic images. We acquired from Koninklijke Philips Electronics N.V., the intellectual property rights allowing us to develop our Revolution rotational catheter. Additionally, we have entered into relationships with companies that incorporate our technology into their products, such as Medtronic’s Pioneer re-entry device. Given our manufacturing, research and development, and global distribution capabilities, we believe there will be additional opportunities to leverage these capabilities through technology or company acquisitions as well as collaborations.

•	Improve manufacturing efficiencies and reduce costs to improve margins. We believe that by moving to PC-based consoles and improving our manufacturing processes through increased automation and design improvements, we will be able to continue to reduce the cost to manufacture our consoles and single-procedure disposable products, allowing us to improve our margins and to continue to introduce product enhancements.

•	Continue to expand and protect our intellectual property position. We have a broad portfolio of 170 owned or licensed U.S. and international patents and 76 applications for owned or licensed patents. We intend to continue to expand our intellectual property position to protect the design and use of our products, principally in the areas of IVUS and FM for the diagnosis and guidance of treatment of vascular and structural heart disease.

Risks Associated With Our Business
Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors.” We may be unable, for many reasons, including those that are beyond our control, to implement our current business strategy. We are dependent on the success of our IVUS consoles and single-procedure disposable catheters and cannot be certain that our products will achieve the broad acceptance necessary to develop a sustainable, profitable business. We expect that domestic and international sales of our IVUS products will continue to account for a substantial portion of our revenue for the foreseeable future. It is difficult to predict the future growth rate or size of the market for IVUS technology. The success of our current business strategy and our near- and long-term viability will depend on our ability to execute successfully on existing strategic collaborations and to establish new strategic collaborations. Our products are subject to rigorous regulation by the U.S. Food and Drug Administration and numerous other Federal, state and foreign governmental authorities. Our failure to comply with such regulations could lead to the imposition of injunctions, suspensions or loss of regulatory approvals, product recalls, termination of distribution, product seizures or civil penalties.
Corporate Information
We were incorporated in Delaware in January 2000 as Cardiotechnology, Inc. We changed our name to Volcano Therapeutics, Inc. in April 2000 and to Volcano Corporation in October 2004. Our principal executive offices are located at 2870 Kilgore Road, Rancho Cordova, California 95670. Our telephone number is (800) 228-4728. Our website is located at www.volcanocorp.com. The information found on, or accessible through, our website is not a part of this prospectus.
We currently have registered trademarks for Volcano®, Eagle Eye®, Visions®, ComboWire®, SmartMap®, SmartWire®, FloWire®, WaveWire®, among others, and are in the process of registering certain other of our trademarks with the U.S. Patent and Trademark Office including, but not limited to, Brightwiretm, powered by Volcanotm, vfusiontm, Revolutiontm, ComboMaptm, Virtual Histologytm and VHtm. Pioneertm is a trademark of Medtronic Vascular Galway Limited, GE® and Innova® are registered trademarks of GE and Galaxytm is a trademark of Boston Scientific Corporation. All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Estimated initial public offering price per share	$ to $

Use of proceeds	We intend to use the net proceeds from this offering to expand sales and marketing activities, repay certain of our outstanding debt, which had a balance of approximately $27.2 million as of December 31, 2005, fund research and development and for general corporate purposes. We may also use a portion of the net proceeds from this offering to acquire products, technologies or businesses that are complementary to our own. See “Use of Proceeds.”

Proposed NASDAQ National Market symbol	VOLC
The number of shares of common stock that will be outstanding after this offering is based on                      shares outstanding as of February 28, 2006, and excludes:

•	5,563,193 shares of common stock issuable upon the exercise of all options outstanding under our 2000 Long Term Incentive Plan, or our 2000 Plan, and our 2005 Equity Compensation Plan, or our 2005 Plan, with a weighted-average exercise price of $2.15 per share;

•	234,167 shares of common stock issuable upon the exercise of all outstanding warrants that, by their terms, are not subject to automatic exercise upon the closing of this offering, with a weighted-average exercise price of $3.00 per share; and

•	117,097 shares of common stock reserved for future issuance under our 2005 Plan.
Unless otherwise indicated, all information in this prospectus assumes:

•	the conversion of all our outstanding shares of preferred stock into 19,915,440 shares of our common stock immediately prior to the closing of this offering;

•	the exercise of warrants to purchase 3,414,339 shares of our common stock upon the closing of this offering that, by their terms, are automatically exercised on a cashless basis and will result in the net issuance of shares of our common stock, based on an assumed initial public offering price of $ per share;

•	the underwriters do not exercise their over-allotment option; and

•	the adoption of our amended and restated certificate of incorporation and bylaws.

Summary Consolidated Financial Data
The summary consolidated financial data set forth below are derived from our consolidated financial statements. The consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005, and the consolidated balance sheet data as of December 31, 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus.
We were in the developmental stage until July 2003 when we completed the acquisition of substantially all of the assets related to the IVUS and FM product lines of Jomed, Inc., or the Jomed Acquisition. We have included the operating results associated with this acquisition in our consolidated financial statements only for the periods since the date of the Jomed Acquisition, which has significantly affected our revenues, results of operations and financial position. Accordingly, the 2003 results of operations presented below are not comparable to subsequent periods due to this acquisition.
Our historical results are not necessarily indicative of results expected for any future period. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended December 31,

	2003	2004	2005

	(in thousands, except per share
	data)
Consolidated Statement of Operations Data(1):
Revenues	$23,463	$61,098	$91,900
Cost of revenues	14,524	29,860	47,843

Gross profit	8,939	31,238	44,057
Operating expenses:
Selling, general and administrative	13,880	30,374	35,365
Research and development	8,064	9,800	15,119
Amortization of intangibles	1,571	2,929	3,052

Total operating expenses	23,515	43,103	53,536

Operating loss	(14,576)	(11,865)	(9,479)
Interest expense	(565)	(4,784)	(5,311)
Interest and other income (expense), net	50	495	(401)

Loss before provision for income taxes	(15,091)	(16,154)	(15,191)
Provision for income taxes	10	37	70

Net loss	$(15,101)	$(16,191)	$(15,261)

Net loss per share—basic and diluted	$(4.40)	$(4.58)	$(3.85)

Weighted-average shares outstanding—basic and diluted	3,432	3,536	3,969

Pro forma net loss per share—basic and diluted (unaudited) (2)			$(0.65)

Pro forma weighted-average shares outstanding—basic and diluted (unaudited)(2)			23,526

(1)	Includes the following stock-based compensation expense:

Cost of revenues	$6	$14	$258
Selling, general and administrative	106	677	1,267
Research and development	17	113	423

Total	$129	$804	$1,948

(2)	The pro forma net loss per share and weighted-average shares outstanding used in computing pro forma net loss per share for the year ended December 31, 2005 are calculated as if all of our preferred stock was converted into common stock. The pro forma weighted-average shares outstanding includes the issuance of these shares as of the beginning of the year ended December 31, 2005 or from their respective dates of issuance, if issued after January 1, 2005.

	As of December 31, 2005

		Pro Forma
		As Adjusted(1)
	Actual	(unaudited)

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$15,219	$
Working capital	16,993
Intangible assets, net	14,645
Total assets	68,468
Long-term debt, including current maturities	30,350
Convertible preferred stock	63,060
Total stockholders’ equity (deficit)	(49,468)

(1)	Pro forma as adjusted data reflects the automatic conversion of all outstanding shares of our preferred stock into 19,915,440 shares of our common stock immediately prior to the closing of this offering; the exercise of warrants to purchase 3,414,339 shares of our common stock upon the closing of this offering that, by their terms, are automatically exercised on a cashless basis and will result in the net issuance of shares of our common stock at an assumed initial public offering price of $ per share; the sale of shares of our common stock at an assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses; and the repayment of outstanding debt to affiliates of Ferrer Freeman & Company, LLC, which as of December 31, 2005, was approximately $27.2 million.

RISK FACTORS
An investment in our common stock offered by this prospectus involves a substantial risk of loss. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock. We believe the risks and uncertainties described below are the most significant we face. The occurrence of any of the following risks could harm our business. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.
Risks Related to Our Business and Industry
We are dependent on the success of our IVUS consoles and catheters and cannot be certain that our products will achieve the broad acceptance necessary to develop a sustainable, profitable business.
Our revenues are primarily derived from sales of our intravascular ultrasound, or IVUS, products, which include our consoles and our single-procedure disposable catheters. We expect that sales of our IVUS products will continue to account for substantially all of our revenues for the foreseeable future. IVUS technology is widely used for determining the placement of stents in patients with coronary disease in Japan, where we believe the procedure penetration rate was over 50% in 2005. By contrast, the penetration rate in the United States for the same type of procedure was only 10% in 2005. It is difficult to predict the penetration and future growth rate or size of the market for IVUS technology. The expansion of the IVUS market depends on a number of factors, such as:

•	physicians accepting the benefits of the use of IVUS in conjunction with angiography;

•	physician experience with IVUS products;

•	the availability of, and physicians’ willingness to participate in, training required to gain proficiency in the use of IVUS products;

•	the additional procedure time required for use of IVUS;

•	perceived risks generally associated with the use of new products and procedures;

•	the availability of alternative treatments or procedures that are perceived to be or are more effective, safer, easier to use or less costly than IVUS technology;

•	availability of adequate reimbursement; and

•	marketing efforts and publicity regarding IVUS technology.
Even if IVUS technology gains wide market acceptance, our IVUS products may not adequately address market requirements and may not continue to gain market acceptance among physicians, healthcare payors and the medical community due to factors such as:

•	the lack of perceived benefits of information on plaque composition available to the physician through use of our IVUS products, including the ability to identify calcified and other forms of plaque;

•	the actual and perceived ease of use of our IVUS products;

•	the quality of the images rendered by our IVUS products;

•	the cost, performance, benefits and reliability of our IVUS products relative to the products and services offered by our competitors; and

•	the lack of perceived benefit of integration of our IVUS products into the cath lab, including the ability to synchronize, or co-register, IVUS images with angiographic images.

If IVUS technology generally, or our IVUS products specifically, do not gain wide market acceptance, we may not be able to achieve our anticipated growth, revenues or profitability and our results of operations would suffer.
We have a limited operating history, have incurred significant operating losses since inception and cannot assure you that we will achieve profitability.
We were formed in January 2000 and until 2003 were a development stage company substantially devoted to the research and development of tools designed to diagnose vulnerable plaque. In July 2003, we acquired substantially all of the assets related to the IVUS and functional measurement, or FM, product lines from Jomed, Inc., or the Jomed Acquisition, and commenced the manufacturing, sale and distribution of IVUS and FM products. We have yet to demonstrate that we have sufficient revenues to become a sustainable, profitable business. Even if we do achieve significant revenues, we expect our operating expenses will increase as we expand our business to meet anticipated growing demand for our products and as we devote resources to our sales, marketing and research and development activities. If we are unable to reduce our cost of revenues and our operating expenses, we may not achieve profitability. We incurred net losses of approximately $15.1 million in 2003, $16.2 million in 2004 and $15.3 million in 2005. As of December 31, 2005, we had an accumulated deficit of approximately $55.4 million. Our failure to achieve and sustain profitability would negatively impact the market price of our common stock.
If the clinical studies that we sponsor or co-sponsor are unsuccessful, we may not be able to develop or increase penetration in identified markets and our business prospects may suffer.
We sponsor or co-sponsor several clinical studies to demonstrate the benefits of our products in current markets where we are trying to increase use of our products and in new markets. Implementing a study is time consuming and expensive, and the outcome is uncertain. The completion of any of these studies may be delayed or halted for numerous reasons, including, but not limited to, the following:

•	the U.S. Food and Drug Administration, or the FDA, institutional review boards or other regulatory authorities do not approve a clinical study protocol or place a clinical study on hold;

•	patients do not enroll in a clinical study or are not followed-up at the expected rate;

•	patients experience adverse side effects, including adverse side effects to a co-sponsor’s drug candidate or device;

•	patients die during a clinical study for a variety of reasons that may not be related to our products, including the advanced stage of their disease and medical problems;

•	third-party clinical investigators do not perform the clinical studies on the anticipated schedule or consistent with the clinical study protocol and good clinical practices, or other third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	our co-sponsors do not perform their obligations in relation to the clinical study or terminate the study;

•	regulatory inspections of manufacturing facilities, which may, among other things, require us or a co-sponsor to undertake corrective action or suspend the clinical studies;

•	changes in governmental regulations or administrative actions;

•	the interim results of the clinical study are inconclusive or negative; and

•	the study design, although approved and completed, is inadequate to demonstrate safety and efficacy.
Some of the studies that we co-sponsor are designed to study the efficacy of a third-party’s drug candidate or device. Such studies are designed by the third-party and the results of such studies will largely depend upon the success of the third-party’s drug candidate or device, over which we have no control. A failure in such a study may have an adverse impact on our business by either the attribution of the study’s failure to our technology or our inability to leverage publicity for proper functionality of our products as part of a failed study.
Clinical studies may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. For example, our Volcano VH Registry has a projected enrollment of 3,000 patients and the SPECIAL study has a projected enrollment of 2,000 patients. Patient enrollment in clinical studies and completion of patient follow-up depend on many factors, including the size of the patient population, the study protocol, the proximity of patients to clinical sites, eligibility criteria for the study and patient compliance. For example, patients may be discouraged from enrolling in our clinical studies if the applicable protocol requires them to undergo extensive post-treatment procedures or if they are persuaded to participate in different contemporaneous studies conducted by other parties. Delays in patient enrollment or failure of patients to continue to participate in a study may result in an increase in costs, delays or the failure of the study. Such events may have a negative impact on our business by making it difficult to penetrate or expand certain identified markets. Further, if we are forced to contribute greater financial and clinical resources to a study, valuable resources will be diverted from other areas of our business.
If studies fail to show vulnerable plaque is a contributing factor in the cause of coronary events, we may not be able to expand the market for our products.
We are utilizing substantial resources toward developing technologies to aid in the identification, diagnosis and treatment of vulnerable plaque. To date, a possible connection between vulnerable plaque and coronary events has been shown in post-mortem studies, hypothetical models and certain statistical analyses. If the clinical data from these studies, or future studies, fail to show there is a causal connection between vulnerable plaque and coronary events, demand for our products that are in development to aid in the identification, diagnosis and treatment of vulnerable plaque will likely be reduced, and our business will be negatively affected.
If sponsorship of the PROSPECT study is transferred, our ongoing and future business may be negatively affected because of the potential inability to obtain useful clinical data or increased costs and delays in completing the study.
We sponsor PROSPECT, a natural history study of plaque, with Advanced Cardiovascular Systems, Inc., a subsidiary of Guidant. Guidant has agreed to be acquired by Boston Scientific. If the transaction is completed, the future of the PROSPECT study is uncertain. Pursuant to the terms of our collaboration agreement with Guidant, either party may terminate the agreement without cause upon 60-days notice. If sponsorship of the study is transferred, a new collaborator may elect to delay or stop the PROSPECT study prematurely, causing a disruption in gathering clinical data related to vulnerable plaque or limiting the number of patients enrolled. If we chose to continue the study without a collaborator, we would also have additional financial burdens. If we are unable to access the clinical data generated prior to termination, we may have to restart the study which would increase our financial burden and delay the timing of obtaining useful clinical data from the study. In the event that PROSPECT does not result in usable data and we are unable to prove a causal connection between vulnerable plaque and coronary events, the market for our vulnerable plaque products may not materialize. If we have to assume more of the financial burden of this clinical study, we would divert valuable financial and clinical resources from other areas of our business.
Competition from companies that have longer operating histories and greater resources than us may harm our IVUS business.
The medical device industry, including the market for IVUS products, is highly competitive, subject to rapid technological change and significantly affected by new product introductions and market activities of other participants. As a result, even if the size of the IVUS market increases, we can make no assurance that our revenues will increase. In addition, as the markets for medical devices, including IVUS products, develop, additional competitors could enter the market. To compete effectively, we will need to continue to demonstrate that our products are attractive alternatives to other devices and treatments. We believe that our continued success depends on our ability to:

•	innovate and maintain scientifically advanced technology;

•	apply our technology across products and markets;

•	develop proprietary products;

•	successfully conduct clinical studies that expand our markets;

•	obtain and maintain patent protection for our products;

•	obtain and maintain regulatory clearance or approvals;

•	cost-effectively manufacture and successfully market our products; and

•	attract and retain skilled personnel.
With respect to our IVUS products, our biggest competitor is Boston Scientific. We also compete in Japan with Terumo Corporation. Boston Scientific, Terumo and other potential competitors are substantially larger than us and may enjoy competitive advantages, including:

•	more established distribution networks;

•	entrenched relationships with physicians;

•	products and procedures that are less expensive;

•	greater experience in launching, marketing, distributing and selling products;

•	greater experience in obtaining and maintaining the FDA and other regulatory clearances and approvals;

•	established relationships with healthcare providers and payors; and

•	greater financial and other resources for product development, sales and marketing, acquisitions of products and companies, and intellectual property protection.
For these reasons, we may not be able to compete successfully against our current or potential future competitors, and sales of our IVUS products may decline.
Failure to innovate will adversely impact our competitive position and may adversely impact our product revenues.
Our future success will depend upon our ability to innovate new products and introduce enhancements to our existing products in order to address the changing needs of the marketplace. Frequently, product development programs require assessments to be made of future clinical need and commercial feasibility, which are difficult to predict. Customers may forego purchases of our products and purchase our competitors’ products as a result of delays in introduction of our new products and enhancements, failure to choose correctly among technical alternatives or failure to offer innovative products or enhancements at competitive prices and in a timely manner. In addition, announcements of new products may result in a delay in or cancellation of purchasing decisions in anticipation of such new products. We may not have adequate resources to effectively compete in the marketplace. Any delays in product releases may negatively affect our business.
We also compete with new and existing alternative technologies that are being used to penetrate the worldwide vascular imaging market without using IVUS technology. These products, procedures or solutions could prove to be more effective, faster, safer or less costly than our IVUS products. Technologies such as angiography, angioscopy, optical coherence tomography, multi-slice computed topography, intravascular magnetic resonance imaging, or MRI, electron beam computed topography, and MRI with contrast agents are being used to image the vascular system. The introduction of new products, procedures or clinical solutions by competitors may result in price reductions, reduced margins, loss of market share and may render our products obsolete. We cannot guarantee that these alternative technologies will not be commercialized and become viable alternatives to IVUS in the future, and we cannot guarantee that we will be able to compete successfully against them if they are commercialized.
We manufacture our IVUS catheters, maintain our own equipment and are implementing a new manufacturing process, making us vulnerable to production and supply problems that could negatively impact our revenues.
We presently use equipment which is no longer produced or supported by a third party for the manufacture of the scanners located on our phased array catheters. As a result, we are responsible for maintaining the equipment and for locating spare parts. If the equipment malfunctions and we are unable to locate spare parts or find qualified personnel to repair the equipment quickly, we may encounter delays in the manufacture of our catheters and would not have sufficient inventory to meet our customers’ demands, which could negatively impact our revenues.
We have engaged a third party to develop an automated assembly system to replace this equipment. While we believe this new process will reduce our risk of supply problems, it is still under development, and there is no guarantee it will be completed in a timely manner or, if completed, will function properly.
In addition, it is likely that we will need to expand our manufacturing capacity within the next two years. We expect that any expansion would be achieved through modified space utilization in our current leased facilities, improved efficiencies, automation and acquisition of additional tooling and equipment. We may not have, or be able to obtain, the required funds to expand our manufacturing capacity if necessary.
We are dependent on our collaborations, and events involving these collaborations or any future collaborations could delay or prevent us from developing or commercializing products.
The success of our current business strategy and our near- and long-term viability will depend on our ability to execute successfully on existing strategic collaborations and to establish new strategic collaborations. Collaborations allow us to leverage our resources and technologies and to access markets that are compatible with our own core areas of expertise. To penetrate our target markets, we may need to enter into additional collaborative agreements to assist in the development and commercialization of future products. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position and our internal capabilities. Our discussions with potential collaborators may not lead to the establishment of new collaborations on favorable terms.
We have collaborations with Medtronic, Inc. and certain of its affiliates, or Medtronic, The Cleveland Clinic Foundation and GE. In each collaboration, we combine our technology or core capabilities with that of the third party to either permit greater penetration into markets, as in the case of Medtronic and GE, or enhance the functionality of our current and planned products, as in the case of The Cleveland Clinic Foundation.
We have limited control over the amount and timing of resources that our current collaborators or any future collaborators devote to our collaborations or potential products. These collaborators may breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully and in a timely manner. Further, our collaborators may not develop or commercialize products that arise out of our collaborative arrangements or devote sufficient resources to the development, manufacture, marketing or sale of these products. Moreover, in the event of termination of a collaboration agreement, termination negotiations may result in less favorable terms.

Since we have no definitive agreement with Paieon, we may be in conflict regarding commercialization and intellectual property rights associated with our IVUS and angiography co-registration functionality, which may divert valuable resources while trying to reach a resolution.
We presently do not have a definitive agreement with Paieon regarding the on-going co-registration development efforts. Even if the development of co-registration functionality is completed, we may not be able to reach a definitive agreement with Paieon, which may hinder or prevent us from commercializing this functionality. Under such circumstance, we may not be able to commercialize the co-registration functionality on our IVUS In-Vision Gold, or IVG, consoles in mid-2006 or on our s5 family of consoles in 2007, as presently anticipated. Additionally, we may disagree with Paieon over production and development schedules, payment obligations and requirements to provide other deliverables. In the event we cannot reach a definitive agreement, certain rights to these developments, including intellectual property rights, may be unclear, and we may have future conflicts with Paieon over the rights of each company. Such conflicts may result in the loss of certain intellectual property rights or the failure to gain necessary intellectual property rights to the co-registration functionality and would negatively affect our business if we have to divert valuable resources to reach a resolution.
If we experience difficulties with our IVUS and angiographic image co-registration development efforts, the commercialization of this IVUS product enhancement would be adversely affected.
We are working with Paieon to develop functionality that synchronizes IVUS and angiographic images to be included as part of our IVUS consoles. We may be unable to complete development of co-registration functionality to allow commercialization of our IVUS consoles with this feature. If we are unable to complete development, full functionality is not achieved or the product does not provide the anticipated benefit, we may not recoup the investment, and the sale of our IVUS consoles may be adversely impacted.
Delays in planned product introductions may adversely affect our business and negatively impact future revenues.
We are currently developing new products and product enhancements with respect to our IVUS and FM products. We may experience delays in any phase of product development and commercial launch, including during research and development, manufacturing, limited release testing, marketing and customer education efforts. Any delays in our product launches may significantly impede our ability to successfully compete in the IVUS and FM markets and may reduce our revenues.
We intend to fully launch our s5 family of consoles in the United States and Europe by late 2006. To meet this goal, we must complete our design validation testing, electrical safety testing and customer preference testing and obtain regulatory clearance or approval for our products. We may experience problems with respect to these development or regulatory steps which could prevent or cause delays in our expected product launches. We signed a supply and distribution agreement with GE in March 2006 for our s5i and s5ge consoles. In the event that we experience any difficulties under our agreement or in coordinating our efforts with GE, our full commercial launch and revenue from the sale of these products will be harmed.
We are also developing a rotational catheter product for each of our IVUS IVG and s5 consoles, which we expect to launch in the United States and Europe by mid-2007. To reach this goal, we must complete various stages of development, and it may be necessary to delay expected product launches to allow us to finalize product development. We have also been working to complete the design requirements for our planned FM ComboMap II product. Additional development steps, including manufacturing and product testing, will be necessary before these products can be launched. Any development delays resulting in a delayed launch may have a negative effect on our business, including lost or delayed revenue and decreased market acceptance.

We and our present and future collaborators may fail to develop or effectively commercialize products covered by our present and future collaborations if:

•	we do not achieve our objectives under our collaboration agreements;

•	we or our collaborators are unable to obtain patent protection for the products or proprietary technologies we develop in our collaborations;

•	we are unable to manage multiple simultaneous product discovery and development collaborations;

•	our collaborators become competitors of ours or enter into agreements with our competitors;

•	we or our collaborators encounter regulatory hurdles that prevent commercialization of our products; and

•	we develop products and processes or enter into additional collaborations that conflict with the business objectives of our other collaborators.
In addition, conflicts may arise with our collaborators, such as conflicts concerning the interpretation of clinical data, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property developed during the collaboration. If any conflicts arise with our existing or future collaborators, they may act in their self-interest, which may be adverse to our best interest.
If we or our collaborators are unable to develop or commercialize products, or if conflicts arise with our collaborators, we will be delayed or prevented from developing and commercializing products which will harm our business and financial results.
To market and sell our products internationally, we depend on third-party distributors, and they may not be successful.
We currently depend on third-party distributors to sell our products, particularly in Japan. If these distributors are not successful in selling our products, we may be unable to increase or maintain our level of international revenue. Over the long term, we intend to grow our business internationally, and to do so we will need to attract additional distributors to expand the territories in which we do not directly sell our products. Our distributors may not commit the necessary resources to market and sell our products. If current or future distributors do not perform adequately or if we are unable to locate distributors in particular geographic areas, we may not realize revenue growth internationally.
A significant portion of our annual revenue is derived from sales to our Japanese distributors, Fukuda Denshi and Goodman. Both of these distributors have sub-distribution agreements with other parties and with each other. While these multi-level agreements allow us to access specific customers and markets, they create complex distribution arrangements and increase our reliance on our Japanese distributors. A significant change in our relationship with our distributors or in the relationships between our distributors may have a negative impact on our ability to sustain and grow our business in Japan.
In certain other international markets, we also use distributors. Other than Japan, no one market in which we use distributors represents a significant portion of our revenues but, in the aggregate, problems with these distribution arrangements could negatively effect our international sales strategy, negatively impact our revenues and the market price of our stock.
The risks inherent in our international operations may adversely impact our revenues, results of operations and financial condition.
We derive, and anticipate we will continue to derive, a significant portion of our revenues from operations in Japan and Europe. As we expand internationally, we will need to hire, train and retain qualified personnel for our direct sales efforts and retain distributors and train their personnel in countries where language, cultural or regulatory impediments may exist. We cannot ensure that distributors, physicians, regulators or other government agencies will accept our products, services and business practices. In addition, we purchase some components on the international market. The sale and shipment of our products and services across international borders, as well as the purchase of components from international sources, subject us to extensive U.S. and foreign governmental trade regulations. Compliance with such regulations is costly. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments and restrictions on certain business activities. Failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.
Our international sales operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions, including:

•	our ability to obtain, and the costs associated with obtaining, U.S. export licenses and other required export or import licenses or approvals;

•	operating under government-run healthcare systems and changes in third-party reimbursement policies;

•	changes in duties and tariffs, taxes, trade restrictions, license obligations and other non-tariff barriers to trade;

•	burdens of complying with a wide variety of foreign laws and regulations related to healthcare products;

•	costs of localizing product and service offerings for foreign markets;

•	business practices favoring local companies;

•	longer payment cycles and difficulties collecting receivables through foreign legal systems;

•	difficulties in enforcing or defending agreements and intellectual property rights; and

•	changes in foreign political or economic conditions.
We cannot ensure that one or more of these factors will not harm our business. Any material decrease in our international revenues or inability to expand our international operations would adversely impact our revenues, results of operations and financial condition.
Our manufacturing operations are dependent upon sole source suppliers, which makes us vulnerable to supply problems, price fluctuations and manufacturing delays.
We rely on AMI Semiconductors, Inc., or AMIS, for the supply of application specific integrated circuits, or ASICs, used in the manufacture of our IVUS IVG consoles and our catheters. These ASICs are critical to these products, and there are relatively few alternative sources of supply. We do not carry a significant inventory of these ASICs. If we had to change suppliers, we expect that it would take at least a year, and possibly 18 months or longer, to identify an appropriate replacement supplier, complete design work and undertake the necessary inspections before ASICs would be available. We rely on International Micro Industries, Inc., or IMI, to undertake additional processing of certain of the ASICs that are produced by AMIS for use in the manufacture of our catheters. We do not carry a significant inventory of the circuits that are finished by IMI. We expect that in the event it is necessary to replace IMI, it would take at least three months, and possibly six months or longer, to identify an appropriate replacement supplier that is able to undertake the additional processing on the ASICs. We are not parties to supply agreements with either AMIS or IMI but instead use purchase orders as needed.
We also rely on Dynamics Research Corp. and Johnson Matthey Plc for the supply of flex circuits and tubes, respectively, which are components used in the manufacture of our catheters. We do not carry significant inventory of either of these components and do not have supply agreements with either party. We expect that in the event it is necessary to change suppliers with respect to either of these components it will take at least three months, and possibly six months or longer, to identify an appropriate replacement supplier, complete design work and undertake the necessary inspections so that production can be commenced by the new supplier.
Our reliance on these sole source suppliers subjects us to a number of risks that could impact our ability to manufacture our products and harm our business, including:

•	inability to obtain adequate supply in a timely manner or on commercially reasonable terms;

•	interruption of supply resulting from modifications to, or discontinuation of, a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues or a supplier’s variation in a component;

•	uncorrected quality and reliability defects that impact performance, efficacy and safety of products from replacement suppliers;

•	price fluctuations due to a lack of long-term supply arrangements for key components with our suppliers;

•	difficulty identifying and qualifying alternative suppliers for components in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications; and

•	delays in delivery by our suppliers due to changes in demand from us or their other customers.
Any significant delay or interruption in the supply of components, or our inability to obtain substitute components or materials from alternate sources at acceptable prices and in a timely manner, could impair our ability to meet the demand of our customers and harm our business. Identifying and qualifying additional or replacement suppliers for any of the components used in our products may not be accomplished quickly or at all and could involve significant additional costs. Any supply interruption from our suppliers or failure to obtain additional suppliers for any of the components used to manufacture our products would limit our ability to manufacture our products and could therefore have a material adverse effect on our business, financial condition and results of operations.
If we are unable to recruit, hire and retain skilled and experienced personnel, our ability to effectively manage and expand our business will be harmed.
Our success largely depends on the skills, experience and efforts of our officers and other key employees who may terminate their employment at any time. The loss of any of our senior management team, in particular our President and Chief Executive Officer, R. Scott Huennekens, could harm our business. We have entered into employment contracts with R. Scott Huennekens and our Chief Financial Officer, John T. Dahldorf, but these agreements do not guarantee that they will remain employed by us in the future. The announcement of the loss of one of our key employees could negatively affect our stock price. Our ability to retain our skilled workforce and our success in attracting and hiring new skilled employees will be a critical factor in determining whether we will be successful in the future. We face challenges in hiring, training, managing and retaining employees in certain areas including clinical, technical and sales and marketing. This could delay new product development and commercialization, and hinder our marketing and sales efforts, which would adversely impact our competitiveness and financial results.
If we fail to properly manage our anticipated growth, our business could suffer.
Rapid growth of our business is likely to place a significant strain on our managerial, operational and financial resources and systems. To execute our anticipated growth successfully, we must attract and retain qualified personnel and manage and train them effectively. In addition, we anticipate hiring additional personnel to assist in the commercialization of our current products and in the development of future products. We will be dependent on our personnel and third parties to effectively market and sell our products to an increasing number of customers. We will also depend on our personnel to develop and manufacture new products and product enhancements. Further, our anticipated growth will place additional strain on our suppliers resulting in increased need for us to carefully monitor for quality assurance. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals.
Fluctuations in foreign currency exchange rates could result in declines in our reported revenues and earnings.
Some of our distribution agreements have provisions that provide for payments to us in a foreign currency. Our reported revenues and earnings are subject to fluctuations in currency exchange rates. We do not engage in foreign currency hedging arrangements, and, consequently, foreign currency fluctuations may adversely affect our revenues and earnings.
If we choose to acquire new businesses, products or technologies, we may experience difficulty in the identification or integration of any such acquisition, and our business may suffer.
Our success depends on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures and technologies. Accordingly, we may in the future pursue the acquisition of complementary businesses, products or technologies instead of developing them ourselves. We have no current commitments with respect to any acquisition or investment. We do not know if we will be able to identify or complete any acquisitions, or whether we will be able to successfully integrate any acquired business, product or technology or retain key employees. Integrating any business, product or technology we acquire could be expensive and time consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any acquired businesses, products or technologies effectively, our business will suffer. In addition, any amortization or charges resulting from acquisitions could harm our operating results.
Our FM products have one competitor who, if more successful at commercializing its product, may cause us to lose market share which would adversely impact our business.
Our FM products compete with the products of Radi Medical Systems AB, a privately-held company based in Sweden. As Radi is a privately-held company without any public reporting obligations, the actual size of the FM market is difficult to ascertain. If we are unable to effectively demonstrate that our products offer greater applicability and enhanced functionality or other benefits compared to products of Radi or future competitors, we could fail to expand or penetrate the existing FM market. Since certain of our current and anticipated products are specifically developed for the FM market, our failure to achieve greater market penetration and market expansion would harm our financial condition and results of operations.
If we become profitable, we cannot assure you that our net operating losses will be available to reduce our tax liability.
Our ability to use our net operating losses may be limited or reduced. Generally, a change of more than 50 percentage points in the ownership of our shares, by value, over the three-year period ending on the date the shares were acquired constitutes an ownership change and may limit our ability to use net operating loss carryforwards. Furthermore, the number of shares of our common stock issued in this offering may be sufficient, taking into account prior or future changes in our ownership over a three-year period, to cause us to undergo an ownership change. As a result, our ability to use our existing net operating losses to offset U.S. taxable income may also become subject to substantial limitations. Further, the amount of our net operating losses could be reduced if any tax deductions taken by us are limited or disallowed by the Internal Revenue Service. All of these limitations could potentially result in increased future tax liability for us.

We may require significant additional capital to pursue our growth strategy, and our failure to raise capital when needed could prevent us from executing our growth strategy.
We believe that our existing cash and cash equivalents together with the net proceeds from this offering will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we will repay outstanding debt to affiliates of Ferrer, Freeman & Company, LLC, with proceeds from this offering, which as of December 31, 2005, was approximately $27.2 million. In addition, we intend to continue to spend substantial amounts on sales and marketing initiatives to support the ongoing commercialization of our products and on research and development activities, including support of product development, regulatory compliance and clinical study initiatives. We may need to obtain additional financing to pursue our business strategy, to respond to new competitive pressures or to act on opportunities to acquire complementary businesses, products or technologies. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	market acceptance of our products;

•	the revenues generated by our products;

•	the need to adapt to changing technologies and technical requirements, and the costs related thereto;

•	the costs associated with expanding our manufacturing, marketing, sales and distribution efforts; and

•	the existence and timing of opportunities for expansion, including acquisitions and strategic transactions.
If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or to obtain debt financing. The sale of additional equity or debt securities, or the use of our stock in an acquisition or strategic transaction, would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. Our significant losses to date may prevent us from obtaining additional funds on favorable terms, if at all. We have not made arrangements to obtain additional financing, and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all.
Our debt agreements contain terms that place restrictions on the operation of our business, and our failure to comply with these terms could put us in default, which would harm our business and operations.
Our debt agreements contain a number of covenants. These covenants limit our ability to, among other things:

•	incur additional debt and liens;

•	pay dividends; and

•	sell or dispose of any of our assets outside the normal course of business.
We are also subject to covenants requiring us to meet certain defined profitability goals and to maintain a certain minimum quick ratio. We exceeded the maximum net loss covenant in our revolving credit facility for the quarter ended December 31, 2004, the quarter ended March 31, 2005 and the quarter ended December 31, 2005. The bank waived the requirement that we comply with this covenant for the quarter ended December 31, 2004, the quarter ended March 31, 2005 and the quarter ended December 31, 2005. We cannot assure you that the bank will waive any requirements under this revolving credit facility in the future. Failure to meet any of these covenants could result in an event of default under our outstanding debt agreements. In the event of a default, our lenders may take one or more of the following actions:

•	increase our borrowing costs;

•	further restrict our ability to obtain additional borrowings;

•	accelerate payment on all amounts outstanding; and

•	enforce their interests against collateral pledged.
If any lender accelerates our debt payments, our assets may not be sufficient to fully pay down our debt.
In addition, as we cannot declare dividends or incur additional debt without the written approval from our lenders, our ability to raise additional capital could be severely restricted. Our ability to receive the necessary approvals is largely dependent upon our relationship with our lenders and our performance, and no assurances can be given that we will be able to obtain the necessary approvals in the future. Our inability to raise additional capital could lead to working capital deficits that could have a material adverse effect on our operations.
The expense and potential unavailability of insurance coverage for our company, customers or products may have an adverse effect on our financial position and results of operations.
While we currently have insurance for our business, property, directors and officers, and products, insurance is increasingly costly and the scope of coverage is narrower, and we may be required to assume more risk in the future. If we are subject to claims or suffer a loss or damage in excess of our insurance coverage, we will be required to cover the amounts in excess of our insurance limits. If we are subject to claims or suffer a loss or damage that is outside of our insurance coverage, we may incur significant costs associated with loss or damage that could have an adverse effect on our financial position and results of operations. Furthermore, any claims made on our insurance policies may impact our ability to obtain or maintain insurance coverage at reasonable costs or at all. We do not have the financial resources to self-insure, and it is unlikely that we will have these financial resources in the foreseeable future.
We have product liability insurance that covers our products and business operation, but we may need to increase and expand this coverage commensurate with our expanding business. Any product liability claims brought against us, with or without merit, could result in:

•	substantial costs of related litigation or regulatory action;

•	substantial monetary penalties or awards;

•	decreased demand for our products;

•	reduced revenue or market penetration;

•	injury to our reputation;

•	withdrawal of clinical study participants;

•	an inability to establish new strategic relationships;

•	increased product liability insurance rates; and

•	prevention of securing continuing coverage.
Some of our customers and prospective customers may have difficulty in procuring or maintaining liability insurance to cover their operation and use of our products. Medical malpractice carriers are withdrawing coverage in certain regions or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using our products and potential customers may opt against purchasing our products due to the cost or inability to procure insurance coverage.

Risks Related to Government Regulation
If we fail to obtain, or experience significant delays in obtaining, regulatory clearances or approvals for our products or product enhancements, our ability to commercially distribute and market our products could suffer.
Our products are subject to rigorous regulation by the FDA and numerous other Federal, state and foreign governmental authorities. Our failure to comply with such regulations could lead to the imposition of injunctions, suspensions or loss of regulatory clearances or approvals, product recalls, termination of distribution, product seizures or civil penalties. In the most egregious cases, criminal sanctions or closure of our manufacturing facilities are possible. The process of obtaining regulatory authorizations to market a medical device, particularly from the FDA, can be costly and time consuming, and there can be no assurance that such authorizations will be granted on a timely basis, if at all. In particular, the FDA permits commercial distribution of a new medical device only after the device has received 510(k) clearance or is the subject of an approved pre-market approval, or PMA, application. The FDA will clear marketing of a medical device through the 510(k) process if it is demonstrated that the new product is substantially equivalent to other 510(k)-cleared products. The PMA approval process is more costly, lengthy and uncertain than the 510(k) clearance process. Introduction to the market of products we develop that require regulatory clearance or approval may be delayed. In addition, because we cannot assure you that any new products or any product enhancements we develop will be subject to the shorter 510(k) clearance process, the regulatory approval process for our products or product enhancements may take significantly longer than anticipated. There is no assurance that the FDA will not require that a new product or product enhancement go through the lengthy and expensive PMA approval process. To date, all of our products have been cleared through the 510(k) process. We have no experience in obtaining PMA approvals.
In the 25 member states of the European Union, or E.U., there is a consolidated system for the authorization of medical devices. The system of regulating medical devices operates by way of a certification for each medical device. Each certificated device is marked with a CE mark which shows that the device has a Certificat de Conformité. There are national bodies, known as Competent Authorities, in each member state that oversee the implementation of the E.U. Medical Device Directive within their jurisdiction.
The means for achieving the requirements for a CE mark vary according to the nature of the device. Under the requirements of E.U. member states, our products are required to be assessed by a Notified Body. If a Notified Body of one member state has issued a Certificat de Conformité, the device can be sold throughout the European Union without further conformance tests being required in other member states. Our products, including their design and manufacture, have been certified by the British Standards Institute, or BSI, in the United Kingdom as being compliant with the requirements of E.U. law. Consequently, we are entitled to affix a CE mark to our products and their packaging and this gives us the right to sell them in Europe.
Foreign governmental authorities that regulate the manufacture and sale of medical devices have become increasingly stringent, and to the extent we continue to market and sell our products in foreign countries, we will be subject to rigorous regulation in the future. In such circumstances, we would rely significantly on our distributors to comply with the varying regulations, and any failures on their part could result in restrictions on the sale of our products in foreign countries.
We are currently conducting clinical studies of some of our products under an investigational device exemption. Clinical studies must be conducted in compliance with regulations of the FDA and those of regulatory agencies in other countries in which we conduct clinical studies. The data collected from these clinical studies will ultimately be used to support market clearance for these products. There is no assurance that U.S. or foreign regulatory bodies will accept the data from these clinical studies or that they will ultimately allow market clearance or approval for these products. Regulatory delays or failures to obtain clearances and approvals could disrupt our business, harm our reputation and adversely affect our sales.

Modifications to our products may require new regulatory clearances or approvals or may require us to recall or cease marketing our products until clearances are obtained.
Modifications to our products may require new 510(k) clearances or pre-market approvals or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. The FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine that a modification could not significantly affect safety or efficacy and does not represent a major change in its intended use, so that no new 510(k) is necessary. However, the FDA can review a manufacturer’s decision and may disagree. The FDA may also determine that a new clearance or approval is required. We have made modifications to our products in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing our products as modified, which could require us to redesign our products and harm our operating results. In these circumstances, we may be subject to significant enforcement actions.
If a manufacturer determines that a modification to an FDA-cleared device could significantly affect its safety or efficacy, or would constitute a major change in its intended use, then the manufacturer must file for a new 510(k) clearance or possibly a PMA approval. Where we determine that modifications to our products require a new 510(k) clearance or PMA approval, we may not be able to obtain those additional clearances or approvals for the modifications or additional indications in a timely manner, or at all. For those products sold in the European Union, we must notify BSI, our E.U. Notified Body, if significant changes are made to the products or if there are substantial changes to our quality assurance systems affecting those products. Delays in obtaining required future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.
If we encounter difficulties with the transfer of Japanese regulatory clearances currently held by Fukuda Denshi, or fail to adequately manage our regulatory responsibilities following such transfer, our ability to sell our IVUS products in Japan would be impaired.
We currently market our IVUS products in Japan under a regulatory clearance known as a shonin. Shonins are issued by Japan’s Ministry of Health, Labour and Welfare. The shonins for our IVUS products are currently held by Fukuda Denshi, who acts as our importer and one of our Japanese distributors and has been responsible for our regulatory compliance in Japan. We presently do not have the capability or the authority to import or sell our IVUS products directly in Japan, and we are dependent on Fukuda Denshi to do so.
We anticipate that Fukuda Denshi will transfer the shonins for our IVUS products to us by the middle of 2006. Upon the transfer of the shonins, responsibility for Japanese regulatory filings and future compliance will reside with us. There is a risk that the transfer of the shonins and regulatory responsibility will lead to disruption or lack of coordination in our ongoing compliance activities in Japan. As the holder of the shonins, we will have the authority to import and sell our IVUS products but will be subject to greater scrutiny. As such, we will have to dedicate greater internal resources to direct regulatory compliance in Japan. We cannot guarantee that we will be able to adequately meet the increased regulatory responsibilities. Non-compliance with Japanese regulations may result in action to prohibit further importation and sale of our products in Japan, a significant market for our products. As holder of the shonins, we will be required to import our products directly through our Japanese subsidiary and sell to our distributors from our subsidiary. At present, we do not have the capabilities to support direct importation and sales to our distributors, and we do not know if we will be able to obtain sufficient support to be able to do so in the future. If we cannot establish the infrastructure to directly import our products, we will continue to depend on third parties for importation. This may impair our ability to import and sell our products in Japan which would cause a significant decrease in our revenues.

If the shonins related to our IVUS products are not successfully transferred to us, we will remain dependent on Fukuda Denshi for Japanese regulatory compliance. If Fukuda Denshi is unable to perform these responsibilities and maintain regulatory compliance, our IVUS products will no longer be eligible for sale in Japan. If we are unable to sell our IVUS products in Japan, we will lose a significant part of our annual revenues, and our business will be substantially impacted.
Changes in the Japanese regulatory requirements for medical devices could impact our ability to market our products in Japan and subject us to fines, penalties or other sanctions.
In April 2005, Japan changed the law regarding medical device approvals to require that shonins include additional information beyond what had been required in the past, including information about manufacturing processes, shipping and other raw materials used. Companies are not required by the revised law to withdraw their existing shonins, and the revised law states that shonins approved under the prior law will still be considered valid. However, importers marketing products in Japan must update their shonins on a five-year cycle, and the updates are expected to include the additional information required by the revised law.
These new regulations increase the regulatory and quality assurance requirements for both our manufacturing facilities and our efforts in obtaining and maintaining regulatory clearances in Japan. While parts of the new regulations are still being defined, we expect that the new regulations may result in higher costs and delays in securing approval to market our products in Japan.
We expect to file new shonin applications for our IVUS catheters and our IVUS IVG consoles in the second quarter of 2006, although we are not required under the Japanese regulatory laws to do so until 2010. This new filing will comply with the new law which encompasses design, manufacturing, shipping and quality processes. In connection with the new law, the Japanese government has prepared new guidance documents, including one document that addresses raw materials. This new law and guidance document greatly expand the required content of the product approval application from the prior law. With the existing shonins, we relied on Fukuda Denshi’s regulatory expertise that the product approval applications appropriately reflected our devices and therefore were in compliance with the law at the time as well as their assessment regarding continuing compliance with the law over the years.
We cannot guarantee that the Japanese regulatory authorities will not take a different view of compliance with the existing shonins and conclude that because the new laws require inclusion of new information, we must cease marketing or even recall our IVUS catheters until we have updated, and received approval of, our shonin to include the additional information required by the new law. Alternatively, the Japanese regulatory authorities could disagree with our distributor’s past conclusions and determine that we should have disclosed this information in the earlier shonins that were filed under prior law, and they could require us to cease marketing, recall the product or impose other regulatory penalties. In the event that the Japanese regulatory authorities come to such a conclusion and take corrective action, our business will suffer from lost revenue, lost reputation and lost market share.
If we or our suppliers fail to comply with the FDA’s Quality System Regulation or ISO Quality Management Systems, manufacturing of our products could be negatively impacted and sales of our products could suffer.
Our manufacturing processes and those of our suppliers are required to comply with the FDA’s Quality System Regulation, or QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products. We are also subject to similar state and foreign requirements and licenses, known as ISO Quality Management Systems, or QMS. In addition, we must engage in extensive recordkeeping and reporting and must make available our manufacturing facilities and records for periodic inspections by governmental agencies, including the FDA, state authorities and comparable foreign agencies. If we fail to comply with the QSR or QMS, our operations could be disrupted and our manufacturing interrupted.

Failure to take adequate corrective action in response to an adverse Quality System inspection could result in, among other things, a shut-down of our manufacturing operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls of our devices, operating restrictions and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our products and cause our revenue to decline.
We were inspected by the FDA in 2004, and two observations were noted, namely that the FDA’s analysis of field service reports indicated that our procedures were inadequate in identifying existing and potential causes of nonconforming products and other quality problems, and that our service procedures were not completed and implemented. We addressed these two observations by updating several procedures to include field service reports as another source of quality data to identify existing and potential causes of nonconforming products, and we also completed the formal execution of service procedures. The FDA acknowledged receipt of our response detailing how we addressed these two observations, and we have received no additional follow-up or any further inspections.
Inspections by the E.U. Notified Body are conducted biannually and the E.U. Notified Body also has the right to make unannounced visits to our manufacturing facility. Our most recent inspection in December 2005 resulted in no major non-conformities and eight minor non-conformities in the areas of servicing, corrective action, contract review, internal audits, record retention and design input. Since there were no major non-conformities, the E.U. Notified Body granted us ISO 13485:2003 certification, which enables us to design, develop, manufacture, and distribute ultrasonic imaging catheters, ultrasonic imaging electronic systems, percutaneous transluminal coronary angioplasty catheters, intravascular pressure and flow measuring guidewires and electronic systems, guidewires and patient cables.
We believe that we have taken sufficient corrective actions to address the observations and non-conformities noted by the FDA and the E.U. Notified Body, but there can be no assurance that our actions will satisfy the FDA and the E.U. Notified Body. The FDA and the E.U. Notified Body may impose additional inspections or audits at any time and may conclude that our quality system is improperly validated or not otherwise in compliance with applicable regulations. Such findings potentially could disrupt our business, harm our reputation and adversely affect out sales.
Our products may in the future be subject to product recalls that could harm our reputation, business and financial results.
The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious adverse health consequences or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources, and have an adverse effect on our financial condition and results of operations. A recall announcement would harm our reputation with customers, affect revenues and negatively affect our stock price.
If our products, or malfunction of our products, cause or contribute to death or serious injury, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.
Under the FDA medical device reporting regulations, medical device manufacturers are required to report to the FDA device-related deaths, serious injuries and any malfunction which could result in death or serious injury if it were to reoccur. All manufacturers placing medical devices in the market in the European Union are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the Competent Authority in whose jurisdiction the incident occurred. Were this to happen to us, the relevant Competent Authority would file an initial report, and there would then be a further inspection or assessment if there are particular issues. This would be carried out either by the Competent Authority or it could require that the BSI, as the Notified Body, carry out the inspection or assessment.
Malfunction of our products, such as the separation of catheter tips during procedures, could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Such malfunctions have been reported to us on 19 occasions since July 2003. Upon learning of the malfunctions, we have taken all actions required by law and notified the appropriate regulatory authorities. We cannot guarantee that such malfunctions will not occur in the future. If they do occur, we may elect to take voluntary corrective action, and we may be subject to involuntary corrective action such as notification, fines, seizures or recalls. If someone is harmed by a malfunction, we may be subject to product liability claims. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.
Failure to obtain regulatory approval in additional foreign jurisdictions will prevent us from expanding the commercialization of our products abroad.
We intend to market our products in a number of international markets. Although certain of our IVUS products have been approved for commercialization in Japan and in the European Union, in order to market our products in other foreign jurisdictions, we will need to obtain separate regulatory approvals. The approval procedure varies among jurisdictions and can involve substantial additional testing. Approval by the FDA does not ensure approval by regulatory authorities in other jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign jurisdictions or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval in addition to other risks. In addition, the time required to obtain foreign approval may differ from that required to obtain FDA approval, and we may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any foreign market other than in the European Union and Japan.
We depend on one distributor to hold the shonins related to our FM products imported into Japan and for ongoing regulatory compliance, and difficulties involving this relationship will impair our ability to sell our FM products in Japan.
Goodman currently distributes our FM products in Japan and is responsible for Japanese regulatory compliance in relation to these products, including obtaining and maintaining the applicable shonins and ensuring ongoing compliance with Japanese laws and regulations relating to importation and sale. We have neither the capability nor the authority to import or sell our FM products in Japan and are dependent on Goodman to do so. Our distribution relationship with Goodman is based on an agreement executed in 1994. By its terms, this agreement expired in 1999 unless extended by mutual written agreement. While there is no formal amendment to the agreement that extends its terms, based on the continued conduct of Goodman, we believe that an agreement exists. If Goodman fails to maintain ongoing regulatory compliance relating to the distribution of our FM products in Japan or if Goodman successfully takes the position that there is no agreement in place with respect to the distribution of our FM products and ceases to distribute our FM products, we will no longer be able to sell our FM products in Japan.

We may be subject to Federal, state and foreign healthcare fraud and abuse laws and regulations and other regulatory reforms, and a finding of failure to comply with such laws, regulations and reforms could have a material adverse effect on our business.
Our operations may be directly or indirectly affected by various broad Federal and state healthcare fraud and abuse laws. These include the Federal anti-kickback statute, which prohibits any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, in return for or to induce the referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of an item or service, for which payment may be made under Federal healthcare programs, such as the Medicare and Medicaid programs. The Federal anti-kickback statute is very broad in scope, and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. In addition, many states have adopted laws similar to the Federal anti-kickback statute, and some of these laws are broader than that statute in that their prohibitions are not limited to items or services paid for by a Federal healthcare program but, instead, apply regardless of the source of payment.
Our financial relationships with healthcare providers and others who provide products or services to Federal healthcare program beneficiaries or are in a position directly or indirectly to recommend or arrange for use of our products are potentially governed by the Federal anti-kickback statute and similar state laws. If our past or present operations, including our consulting arrangements with physicians who use our products, are found to be in violation of these laws, we or our officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from Medicare and Medicaid program participation. In connection with their services, some physicians serve as consultants and have in the past been awarded options to purchase our common stock. In the aggregate, these securities represent options to purchase 130,000 shares of our common stock as of December 31, 2005. Additionally, some are paid consulting fees or reimbursed for expenses. If enforcement action were to occur, our business and financial condition would be harmed.
In addition, Federal and state authorities and private whistleblower plaintiffs recently have brought actions against manufacturers alleging that the manufacturers’ activities constituted aiding and abetting healthcare providers in the submission of false claims, or alleging that the manufacturers themselves made false or misleading statements to the Federal government. Such investigations or litigation could be time-consuming and costly to us and could divert management’s attention from operating our business, which could have a material adverse effect on our business. In addition, if our activities were found to violate Federal or state false claims provisions, it could have a material adverse effect on our business and results of operations.
We could also be subject to investigation and enforcement activity under Title II of the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created a new Federal healthcare fraud statute that prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and could result in fines, imprisonment or exclusion from government-sponsored programs.
In the United States, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our ability to sell our products profitably. Federal and state lawmakers regularly propose and, at times, enact new legislation establishing significant changes in the healthcare system. We cannot predict whether new Federal legislation will be enacted in the future or the full impact that any such new legislation will have on our business. The potential for adoption of healthcare reform proposals on a state-by-state basis could require us to develop state-specific marketing and sales approaches. In addition, we may experience pricing pressures in connection with the sale of our products due to additional legislative proposals or healthcare reform initiatives. Our results of operations and our business could be adversely affected by future healthcare reforms.
In the European Union, legislation on inducements offered to physicians and other healthcare workers or hospitals differ from country to country. Breach of the laws relating to such inducements may expose us to the imposition of criminal sanctions. It may also harm our reputation, which could in turn affect sales.

If our customers are unable to obtain coverage of or sufficient reimbursement for procedures performed with our products, it is unlikely that our products will be widely used.
Successful sales of our products will depend on the availability of adequate coverage and reimbursement from third-party payors. Healthcare providers that purchase medical devices for treatment of their patients generally rely on third-party payors to reimburse all or part of the costs and fees associated with the procedures performed with these devices. Both public and private insurance coverage and reimbursement plans are central to new product acceptance. Customers are unlikely to use our products if they do not receive reimbursement adequate to cover the cost of our products and related procedures.
To the extent we sell our products internationally, market acceptance may depend, in part, upon the availability of reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and by region in some countries, and include both government-sponsored healthcare and private insurance. We may not obtain international reimbursement approvals in a timely manner, if at all. Our failure to receive international reimbursement approvals would negatively impact market acceptance of our products in the international markets in which those approvals are sought.
To date, our products have generally been covered as part of procedures for which reimbursement has been available. However, in the United States, as well as in foreign countries, government-funded or private insurance programs, commonly known as third-party payors, pay the cost of a significant portion of a patient’s medical expenses. No uniform policy of coverage or reimbursement for medical technology exists among all these payors. Therefore, coverage of and reimbursement for medical technology can differ significantly from payor to payor.
All third-party reimbursement programs, whether government funded or insured commercially, whether inside the United States or outside, are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, second opinions required prior to major surgery, careful review of bills, encouragement of healthier lifestyles and exploration of more cost-effective methods of delivering healthcare. These types of programs and legislative changes to reimbursement policies could potentially limit the amount which healthcare providers may be willing to pay for medical devices.
We believe that future reimbursement may be subject to increased restrictions both in the United States and in international markets. Third-party reimbursement and coverage for our products may not be available or adequate in either the United States or international markets. Future legislation, regulation, coverage or reimbursement policies of third-party payors may adversely affect the growth of the IVUS and FM markets, the demand for our existing products or our products currently under development, and limit our ability to sell our products on a profitable basis.
Compliance with environmental laws and regulations could be expensive, and failure to comply with these laws and regulations could subject us to significant liability.
We use hazardous materials in our research and development and manufacturing processes. We are subject to Federal, state and local regulations governing use, storage, handling and disposal of these materials and associated waste products. We are currently licensed to handle such materials, but there can be no assurance that we will be able to retain those licenses in the future or obtain licenses under new regulations if and when they are required by governing authorities. Although we believe our procedures for use, storage, handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur liability as a result of any such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources and any applicable insurance. We have also incurred and may continue to incur expenses related to compliance with environmental laws. Such future expenses or liability could have a significant negative impact on our business, financial condition and results of operations. Further, we cannot assure that the cost of compliance with these laws and regulations will not materially increase in the future.
The use, misuse or off-label use of our products may result in injuries that lead to product liability suits, which could be costly to our business.
Our currently marketed products have been cleared by the FDA for particular indications for the qualitative and quantitative evaluation of the coronary and peripheral vasculature. Our products are also CE marked, licensed in Canada, have approvals in Japan, as well as regulatory approvals in many other countries around the world for specific indications for use. There may be increased risk of injury if physicians attempt to use our products in procedures outside of those indications cleared for use, known as off-label use. Our sales force does not promote our products for off-label uses, and our instructions for use in all markets specify that our products are not intended for use outside of those indications cleared for use. However, we cannot prevent a physician from using our products for off-label applications. Our catheters and guidewires are intended to be single-procedure products. In spite of clear labeling and instructions against reuse, we are aware that certain physicians have elected to reuse our products. Reuse of our catheters and guidewires may increase the risk of product liability claims. Reuse may also subject the party reusing the product to regulatory authority inspection and enforcement action. Physicians may also misuse our product if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us.
Risks Related to Our Intellectual Property and Potential Litigation
Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain.
Our success depends significantly on our ability to protect our intellectual property and proprietary technologies. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our pending U.S. and foreign patent applications may not issue as patents or may not issue in a form that will be advantageous to us. Any patents we have obtained or do obtain may be challenged by re-examination, opposition or other administrative proceeding, or may be challenged in litigation, and such challenges could result in a determination that the patent is invalid. In addition, competitors may be able to design alternative methods or devices that avoid infringement of our patents. To the extent our intellectual property protection offers inadequate protection, or is found to be invalid, we are exposed to a greater risk of direct competition. If our intellectual property does not provide adequate protection against our competitors’ products, our competitive position could be adversely affected, as could our business. Both the patent application process and the process of managing patent disputes can be time consuming and expensive. Furthermore, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.
In addition to pursuing patents on our technology, we have taken steps to protect our intellectual property and proprietary technology by entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, corporate partners and, when needed, our advisors. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate.

In the event a competitor infringes upon our patent or other intellectual property rights, litigation to enforce our intellectual property rights or to defend our patents against challenge, even if successful, could be expensive and time consuming and could require significant time and attention from our management. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents against challenges from others.
The medical device industry is characterized by patent litigation, and we could become subject to litigation that could be costly, result in the diversion of our management’s time and efforts, require us to pay damages or prevent us from selling our products.
The medical device industry is characterized by extensive litigation and administrative proceedings over patent and other intellectual property rights. Whether or not a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Our competitors may assert that they own U.S. or foreign patents containing claims that cover our products, their components or the methods we employ in the manufacture or use of our products. In addition, we may become a party to an interference proceeding declared by the U.S. Patent and Trademark Office to determine the priority of invention. Because patent applications can take many years to issue and in many instances at least 18 months to publish, there may be applications now pending of which we are unaware, which may later result in issued patents that contain claims that cover our products. There could also be existing patents, of which we are unaware, that contain claims that cover one or more components of our products. As the number of participants in our industry increases, the possibility of patent infringement claims against us also increases.
Any interference proceeding, litigation or other assertion of claims against us may cause us to incur substantial costs, could place a significant strain on our financial resources, divert the attention of our management from our core business and harm our reputation. If the relevant patents were upheld as valid and enforceable and we were found to be infringing, we could be required to pay substantial damages and/or royalties and could be prevented from selling our products unless we could obtain a license or were able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may be unable to make, use, sell or otherwise commercialize one or more of our products. In addition, if we are found to willfully infringe, we could be required to pay treble damages, among other penalties.
We are aware of certain third-party U.S. patents related to pressure sensor guidewires and instrumentation. We do not have licenses to these patents nor do we believe that such licenses are required to develop, commercialize or sell our pressure sensor guidewires. However, the owners of these patents may initiate a lawsuit alleging infringement of one or more of these patents. If they do, we may be required to incur substantial costs related to patent litigation, which could place a significant strain on our financial resources and divert the attention of management from our business and harm our reputation. Adverse determinations in such litigation could cause us to redesign or prevent us from manufacturing or selling our pressure sensor guidewires and instrumentation, which would have an adverse effect on our business by limiting our ability to generate revenues through the sale of our FM guidewires.
From time to time in the ordinary course of business, we receive letters from third parties advising us of third-party patents that may relate to our business. The letters do not explicitly seek any particular action or relief from us. Although these letters do not threaten legal action, these letters may be deemed to put us on notice that continued operation of our business might infringe intellectual property rights of third parties. We do not believe we are infringing any such third-party rights, and we are unaware of any litigation or other proceedings having been commenced against us asserting such infringement. We cannot assure you that such litigation or other proceedings may not be commenced against us in the future.
In November 2003, in partial consideration of our acquisition of certain intellectual property assets, we agreed to assume control of an arbitration being conducted in England for the purpose of construing third-party license rights to our acquired technology pursuant to a license agreement. If the claims were decided against us, we would have to share rights to certain patents and to share information related to certain technological developments. In such circumstances, we would continue to have the right to use the patents unabated in medically invasive procedures, but the other party, or its successor, may have a right to use the technology for all other uses. In the event that the other party, its successor or an acquirer of the technology commercializes the technology in such a way that competes with our products in a non-medically invasive manner, our competitive position may be harmed.
Our rights to a worldwide license of certain IVUS patents owned or licensed by Boston Scientific may be challenged.
The marketing and sale of our rotational IVUS catheters and pullback products depend on a license to IVUS-related patents owned or licensed by Boston Scientific. Boston Scientific was required to transfer the related intellectual property rights pursuant to a 1995 order of the Federal Trade Commission. We obtained rights to the license in 2003 through our former wholly-owned subsidiary, Pacific Rim Medical Ventures, which merged into us on December 30, 2004. In the event Boston Scientific disputes our rights to the license or seeks to terminate the license, we may be required to expend significant time and resources defending our rights. An adverse determination could cause us to redesign or prevent us from manufacturing or selling our rotational IVUS catheters and pullback products, which would have an adverse effect on our business. Additionally, in the event that the chain of title from the 1995 transfer of rights from Boston Scientific through the 2003 transfer to us is challenged, we may have fewer rights to the technology than our business requires which will negatively impact our ability to continue our development of rotational IVUS catheters and pullback products or subject us to disputes with Boston Scientific or others with respect to the incorporation of intellectual property into our products.
Our Virtual Histology business depends on a license from The Cleveland Clinic Foundation, the loss of which would severely impact our business.
The marketing and sale of our Virtual Histology, or VH, application for IVUS depends on an exclusive license to patents owned by The Cleveland Clinic Foundation, the license to which we obtained in April 2002. We are aware that maintenance of the license depends upon certain provisions being met by us including payment of royalties, commercialization of the licensed technology and obtaining regulatory clearances or approvals. If The Cleveland Clinic Foundation were to claim that we committed material breach or default of these provisions and we were not able to cure such breach or default, The Cleveland Clinic Foundation would have a right to terminate the agreement. The loss of the rights granted under the agreement could require us to redesign our VH application or prevent us from manufacturing or selling our IVUS products containing VH in countries covered by these patents. In addition, our exclusive license shall become non-exclusive if we fail to obtain regulatory clearances or approvals to commercialize the licensed technology within a proscribed time period. The cost of redesigning or inability to sell our VH products will have a negative impact on our ability to grow our business and may cause a drop in our stock price.
Risks Related to This Offering
Our common stock has never been publicly traded, and we expect that the price of our common stock will fluctuate substantially.
Before this initial public offering, there has been no public market for our common stock. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The public trading price for our common stock after this offering will be affected by a number of factors, including:

•	changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earning estimates;

•	quarterly variations in our or our competitors’ results of operations;

•	changes in governmental regulations or in the status of our regulatory clearance or approvals;

•	changes in availability of third-party reimbursement in the United States or other countries;

•	the announcement of new products or product enhancements by us or our competitors;

•	announcements related to patents issued to us or our competitors and to litigation;

•	sales of large blocks of our common stock, including sales by our executive officers and directors; and

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.
These factors may materially and adversely affect the market price of our common stock.
New investors in our common stock will experience immediate and substantial dilution as a result of this offering and future equity issuances, and as a result, our stock price could decline.
Our initial public offering price is substantially higher than the book value per share, or the per share value attributed from our tangible assets less our total liabilities, of our common stock. If you purchase common stock in this offering, you will incur immediate dilution of $          in net tangible book value per share of common stock, based on an assumed initial public offering price of $           per share.
This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing shares of common stock in this offering will contribute approximately      % of the total amount we have raised since our inception, but will own only approximately      % of our total common stock immediately following the completion of this offering.
We believe that our existing cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to meet our projected operating requirements for at least the next 12 months. Because we may need to raise additional capital to continue to expand our business and develop new products, among other things, we may conduct substantial additional equity offerings. These future equity issuances, together with the exercise of outstanding options and warrants and any additional shares issued in connection with acquisitions, will result in further dilution to investors.
A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.
If our stockholders sell substantial amounts of our common stock in the public market after this offering, the market price of our common stock could decline. There will be approximately                      shares of common stock, including shares issued upon the exercise of options or warrants outstanding as of February 28, 2006, eligible for sale beginning 180 days after the date of this prospectus, subject to an extension of no more than 34 additional days. In addition, six months after this offering, the holders of                      shares of common stock issued upon the conversion of our preferred stock and upon the exercise of certain warrants may require us, subject to certain conditions, to file a registration statement covering those shares. We also intend to file a registration statement on Form S-8 to facilitate the resale of the shares of common stock reserved for issuance under our 2000 Long Term Incentive Plan and 2005 Equity Compensation Plan. If any of these stockholders cause a large number of securities to be sold in the public market, the sales could reduce our stock price. In addition, sales of these shares could make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.
After this offering, our directors, officers and principal stockholders each holding more than 5% of our common stock collectively will control approximately      % of our outstanding common stock, assuming the exercise of all options and warrants held by such persons. As a result, these stockholders, if they act together, would be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, might adversely affect the market price of our common stock and may not be in the best interests of our other stockholders.
Anti-takeover provisions in our amended and restated certificate of incorporation and by-laws and Delaware law could discourage a takeover.
Our amended and restated certificate of incorporation and by-laws to be effective upon completion of this offering and Delaware law contain provisions that might enable our management to resist a takeover. These provisions include:

•	a classified board of directors;

•	advance notice requirements to stockholders for matters to be brought at stockholder meetings;

•	a supermajority stockholder vote requirement for amending certain provisions of our amended and restated certificate of incorporation and by-laws; and

•	the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer.
We are also subject to the provisions of Section 203 of the Delaware General Corporation Law that, in general, prohibit any business combination or merger with a beneficial owner of 15% or more of our common stock unless the holder’s acquisition of our stock was approved in advance by our board of directors. These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.
We expect our stockholders to adopt a stockholder rights plan, which will become effective upon the consummation of this offering that may discourage, delay or prevent a change of control and make any future unsolicited acquisition attempt more difficult. If adopted, under the rights plan we expect that:

•	the rights will become exercisable only upon the occurrence of certain events specified in the plan, including the acquisition of % of our outstanding common stock by a person or group, with limited exceptions;

•	each right will entitle the holder, other than an acquiring person, to acquire shares of our common stock at a discount to the then prevailing market price;

•	our board of directors may redeem outstanding rights at any time prior to a person becoming an acquiring person at a minimal price per right; and

•	prior to a person becoming an acquiring person, the terms of the rights may be amended by our board of directors without the approval of the holders of the rights.
We are required to use a substantial amount of the proceeds from this offering to pay down debt and have broad discretion in the use of the remaining proceeds which could result in our utilizing the proceeds in ways that may not yield a return to stockholders.
Pursuant to a subordinated debt agreement entered into in December 2003, we are obligated to repay outstanding debt to affiliates of Ferrer Freeman & Company, LLC, with proceeds from this offering,

which as of December 31, 2005, was approximately $27.2 million. This debt accrues interest at a rate of 15.0% per annum compounded and payable in arrears. This debt matures in December 2008. As a result of such repayment provisions, the proceeds from this offering that may be used by us for working capital or other purposes will be substantially reduced and may prove to be insufficient to execute our current business plans.
Our management will have broad discretion over the use and investment of the remaining proceeds from this offering, and accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. Our management may utilize a portion or all of the remaining proceeds from this offering in ways that our stockholders may not agree with or that may not yield a favorable return. The failure of our management to apply the remaining proceeds from this offering effectively could harm our business, financial condition and results of operations.
As a result of being a public company, we will incur increased costs that may place a strain on our resources or divert our management’s attention from other business concerns.
As a public company, we will incur additional legal, accounting and other expenses that we do not incur as a private company. We will need to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations adopted by the Securities and Exchange Commission and The NASDAQ National Market, including expanded disclosures, accelerated reporting requirements and more complex accounting rules. The Securities Exchange Act of 1934, as amended, or the Exchange Act, will require us to file annual quarterly and current reports with respect to our business and financial condition, which will require us to incur legal, accounting and other expenses. The Sarbanes-Oxley Act will require us to maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required. We expect that the corporate governance rules and regulations of the SEC and The NASDAQ National Market will make some of our activities more time consuming and costly. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These requirements may place a strain on our resources and divert our management’s attention from other business concerns, which could have an adverse effect on our business, financial condition and results of operations. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. In addition, while we plan to hire staff with public company experience and technical accounting knowledge, there can be no assurance that we will be able to do so. If we are successful, such hiring will increase our operating expenses in the future.
We have not paid dividends in the past and do not expect to pay dividends in the future.
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payments of dividends present in our current and future debt agreements, and other factors our board of directors may deem relevant. We are subject to several covenants under our debt arrangements that place restrictions on our ability to pay dividends. If we do not pay dividends, a return on your investment will only occur if our stock price appreciates.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements may relate to, but are not limited to, expectations of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.
We believe that it is important to communicate our future expectations to potential investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Potential investors should not place undue reliance on our forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in the “Risk Factors” section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.
Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995.

USE OF PROCEEDS
We estimate that the net proceeds from the sale of                      shares of our common stock that we are selling in this offering will be approximately $           million, based on an assumed initial public offering price of $           per share, after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive net proceeds of approximately $           million.
Of the net proceeds that we will receive from this offering, we expect to use approximately:

•	$30.0 million for sales and marketing initiatives to support the ongoing commercialization of our products;

•	$27.2 million for repayment of outstanding debt to affiliates of Ferrer Freeman & Company, LLC; and

•	$13.0 million for research and development activities, including support of product development, regulatory and clinical study initiatives.
We intend to use the remainder of our net proceeds for general corporate purposes. We may use a portion of our net proceeds to acquire and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction and are not involved in negotiations to do so. Pending these uses, we intend to invest our net proceeds from this offering primarily in investment-grade, interest-bearing instruments.
Pursuant to a subordinated debt agreement entered into in December 2003, we are obligated to repay outstanding debt to affiliates of Ferrer Freeman & Company, LLC, with proceeds from this offering, which as of December 31, 2005, was approximately $27.2 million. This debt accrues interest at a rate of 15.0% per annum compounded and payable in arrears. As permitted by the agreement, interest has been capitalized as part of the note principal and bears interest at the same rate as the note principal. This debt matures in December 2008.
As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amount and timing of our expenditures will depend on several factors, including cash flows from our operations and the anticipated growth of our business. Accordingly, our management will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering. We reserve the right to change the use of these proceeds as a result of certain contingencies such as the results of our commercialization efforts, competitive developments, opportunities to acquire products, technologies or businesses and other factors.
DIVIDEND POLICY
We have never declared or paid any dividends on our capital stock. We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, we do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements, and other factors that our board of directors may deem relevant. We are subject to several covenants under our debt arrangements that place restrictions on our ability to pay dividends.

CAPITALIZATION
The following table summarizes our cash and cash equivalents and capitalization as of December 31, 2005:

•	On an actual basis; and

•	On a pro forma as adjusted basis to reflect (1) the automatic conversion of all outstanding shares of our preferred stock into 19,915,440 shares of our common stock immediately prior to the closing of this offering; (2) the exercise of warrants to purchase 3,414,339 shares of our common stock upon the closing of this offering that, by their terms, are automatically exercised on a cashless basis and will result in the net issuance of shares of our common stock at an assumed initial public offering price of $ per share; (3) the sale of shares of our common stock at an assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses; and (4) the repayment of outstanding debt to affiliates of Ferrer Freeman & Company, LLC, which as of December 31, 2005, was approximately $27.2 million.
This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2005

		Pro Forma
		As Adjusted
	Actual	(unaudited)

	(in thousands, except per
	share data)
Cash and cash equivalents	$15,219	$

Long-term debt, including current maturities:
Note payable	$1,578	$
Term loans(1)	2,774
Senior subordinated notes(1)	25,907
Capital lease obligations	91

Total long-term debt, including current maturities	30,350

Convertible preferred stock, 19,915 shares issued and outstanding, actual; no shares issued and outstanding, pro forma as adjusted	63,060
Stockholders’ equity (deficit):
Preferred stock, par value of $0.001; 20,109 shares authorized, actual; shares authorized, pro forma as adjusted
Common stock, par value of $0.001, 34,500 shares authorized, 4,271 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma as adjusted	4
Additional paid-in capital	8,443
Deferred stock compensation	(2,888)
Accumulated other comprehensive income	392
Accumulated deficit	(55,419)

Total stockholders’ equity (deficit)	(49,468)

Total capitalization	$43,942	$

(1)	The term loans and senior subordinated notes are reflected net of discount of $199,000 and $1,309,000, respectively.
The number of shares shown as issued and outstanding in the table above excludes:

•	5,434,922 shares of common stock issuable upon the exercise of all options outstanding under our 2000 Plan and our 2005 Plan with a weighted-average exercise price of $1.94 per share;

•	234,167 shares of common stock issuable upon the exercise of all outstanding warrants, which are not subject to automatic exercise upon the closing of this offering, with a weighted-average exercise price of $3.00 per share; and

•	245,783 shares of common stock reserved for future issuance under our 2005 Plan.

DILUTION
If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the assumed initial public offering price of $           per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our historical net tangible book value (deficit) as of December 31, 2005 was $(64.1) million. Our pro forma net tangible book value per share set forth below represents our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding on December 31, 2005, and assumes the automatic conversion of all of our preferred stock into shares of our common stock immediately prior to the closing of this offering and the exercise of warrants to purchase 3,414,339 shares of our common stock upon the closing of this offering that, by their terms, are automatically exercised on a cashless basis and will result in the net issuance of                      shares of our common stock at an assumed initial public offering price of $          per share.
Dilution per share to new investors represents the difference between the amount per share paid by new investors who purchase shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering. Giving effect to the sale of                      shares of our common stock offered by us at the assumed initial public offering price of $           per share, and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2005 would have been approximately $                     million. This amount represents an immediate increase in pro forma net tangible book value of $           per share to our existing stockholders, and an immediate dilution in pro forma net tangible book value of $           per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2005	$(15.01)
Increase per share due to assumed conversion of all shares of preferred stock and exercise of certain warrants

Pro forma net tangible book value per share as of December 31, 2005
Increase per share to existing investors

Pro forma as adjusted net tangible book value per share after the offering

Dilution per share to new investors		$

The following table sets forth as of December 31, 2005, on a pro forma as adjusted basis, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses at an assumed initial public offering price of $           per share. Information in the table includes the exercise of warrants to purchase 3,414,339 shares of our common stock upon the closing of this offering that, by their terms, are automatically exercised on a cashless basis and will result in the net issuance of                      shares of our common stock at an assumed initial public offering price of $ per share.

	Shares Purchased		Total Consideration
					Weighted-Average
	Number	Percent	Amount	Percent	Price Per Share

Existing stockholders		%	$63,300,000%		$
New investors

Total		100.0%	$	100.0%

Assuming the exercise in full of all options and warrants outstanding as of December 31, 2005, that, by their terms, are not subject to automatic exercise upon the closing of this offering the number of shares purchased by existing stockholders would be increased by                      shares to                      shares, representing      % of shares purchased, total consideration paid by them would be increased by

approximately $          to $          , representing      % of total consideration, and the weighted-average price per share paid by them would be decreased by $           per share to $           per share.
If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately      % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to                     , or approximately      % of the total number of shares of our common stock outstanding after this offering.
The tables above exclude as of December 31, 2005:

•	5,434,922 shares of common stock issuable upon the exercise of all options outstanding under our 2000 Plan and our 2005 Plan with a weighted-average exercise price of $1.94 per share;

•	234,167 shares of common stock issuable upon the exercise of all outstanding warrants that, by their terms, are not subject to automatic exercise upon the closing of this offering, with a weighted-average exercise price of $3.00 per share; and

•	245,783 shares of common stock reserved for future issuance under our 2005 Plan.
The exercise of options and warrants, all of which have an exercise price less than the assumed initial public offering price, would increase the dilution to new investors an additional $           per share, to $           per share.

SELECTED CONSOLIDATED FINANCIAL DATA
The selected consolidated financial data set forth below are derived from our consolidated financial statements. The consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005, and the consolidated balance sheet data as of December 31, 2004 and 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2001 and 2002 and the consolidated balance sheet data at December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements which are not included in this prospectus.
We were in the developmental stage from inception until July 2003 when we completed the Jomed Acquisition. We have included the operating results associated with such acquisition in our consolidated financial statements only for the periods since the date of the acquisition in July 2003, which has significantly affected our revenues, results of operations and financial position. Accordingly, our balance sheet and results of operations data presented below for periods prior to the Jomed Acquisition are not comparable to periods subsequent to this acquisition.
The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The historical results are not necessarily indicative of results expected for any future period.

	Years Ended December 31

	2001	2002	2003	2004	2005

	(in thousands, except per share data)
Consolidated Statement of Operations Data(1) :
Revenues	$—	$—	$23,463	$61,098	$91,900
Cost of revenues	—	—	14,524	29,860	47,843

Gross profit	—	—	8,939	31,238	44,057
Operating expenses:
Selling, general and administrative	1,053	2,341	13,880	30,374	35,365
Research and development	1,317	4,112	8,064	9,800	15,119
Amortization of intangibles	41	64	1,571	2,929	3,052

Total operating expenses	2,411	6,517	23,515	43,103	53,536

Operating loss	(2,411)	(6,517)	(14,576)	(11,865)	(9,479)
Interest expense	(18)	(46)	(565)	(4,784)	(5,311)
Interest and other income (expense), net	9	227	50	495	(401)

Loss before provision for income taxes	(2,420)	(6,336)	(15,091)	(16,154)	(15,191)
Provision for income taxes	1	1	10	37	70

Net loss	$(2,421)	$(6,337)	$(15,101)	$(16,191)	$(15,261)

Net loss per share—basic and diluted	$(0.85)	$(1.87)	$(4.40)	$(4.58)	$(3.85)

Weighted-average shares outstanding—basic and diluted	2,855	3,396	3,432	3,536	3,969

Pro forma net loss per share—basic and diluted (unaudited)(2)					$(0.65)

Pro forma weighted-average shares outstanding—basic and diluted (unaudited)(2)					23,526

(1)	Includes the following stock-based compensation expense:

Cost of revenues	$—	$—	$6	$14	$258
Selling, general and administrative	2	6	106	677	1,267
Research and development	—	—	17	113	423

Total	$2	$6	$129	$804	$1,948

(2)	The pro forma net loss per share and weighted-average shares outstanding used in computing pro forma net loss per share for the year ended December 31, 2005 are calculated as if all of our preferred stock was converted into common stock. The pro forma weighted-average shares outstanding includes the issuance of these shares as of the beginning of the year ended December 31, 2005 or from their respective dates of issuance, if issued after January 1, 2005.

	As of December 31,

	2001	2002	2003	2004	2005

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$367	$2,366	$20,398	$11,438	$15,219
Available-for-sale investments	—	14,733	—	—	—
Working capital	(713)	16,688	21,883	12,042	16,993
Intangible assets, net(1)	335	374	19,739	17,279	14,645
Total assets	1,034	18,279	69,185	59,141	68,468
Short and long-term debt, including current maturities(2)	893	194	31,286	34,534	30,350
Convertible preferred stock(3)	2,304	26,304	47,222	47,696	63,060
Total stockholders’ deficit	(2,468)	(8,853)	(21,526)	(36,976)	(49,468)

(1)	Includes the effects of the Jomed Acquisition and the acquisition of other IVUS patents and technology in July 2003 for approximately $20.7 million.

(2)	Includes the effects of borrowings under a revolving credit facility commencing in July 2003, the issuance of a note payable in July 2003 of approximately $3.0 million related to the purchase of certain IVUS patents and technology, the issuance of a $5.0 million term loan in September 2003 for working capital and general corporate purposes, the issuance of $20.0 million of senior subordinated notes in December 2003 for working capital and general corporate purposes, the issuance of a $1.5 million term loan in September 2004 for working capital and general corporate purposes and the issuance of a $500,000 term loan in March 2005 for working capital and general corporate purposes.

(3)	Includes the issuance of Series A preferred stock in 2001 in the amount of approximately $2.3 million, the issuance of Series B preferred stock in 2002 in the amount of approximately $24.0 million, the issuance of Series B preferred stock and preferred stock warrants in July 2003 in the amount of approximately $20.1 million and $321,000, respectively (primarily to finance the Jomed Acquisition), the issuance of Series B preferred stock in November 2003 in the amount of approximately $500,000, the issuance of Series B preferred stock in March 2004 in the amount of approximately $250,000, the issuance of Series B preferred stock warrants in 2004 related to debt agreements in the amount of approximately $224,000 and the issuance of Series C preferred stock in February 2005 in the amount of approximately $15.4 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.
Overview
We design, manufacture and commercialize a broad suite of intravascular ultrasound, or IVUS, and functional measurement, or FM, products that we believe enhance the diagnosis and treatment of vascular and structural heart disease. Our products seek to deliver all of the benefits associated with conventional IVUS and FM devices, while providing enhanced functionality and proprietary features that address the limitations associated with conventional forms of these technologies. As a result, we believe that our IVUS and FM products have the potential to become the standard of care to address the needs of patients, hospitals, physicians and third-party payors on a cost-effective basis.
We have corporate infrastructure in the United States and Europe, direct sales capabilities in the United States and a combination of direct sales and distribution relationships in international markets, including Japan, Europe, the Middle East and Africa, Canada, Asia Pacific and Latin America. Our corporate headquarters, located in Rancho Cordova, California, contains our worldwide manufacturing and research and development operations. We have sales offices in Alpharetta, Georgia and Tokyo, Japan, sales and distribution offices in Zaventem, Belgium and a research and development facility in Cleveland, Ohio.
We have focused on building our U.S. and international sales and marketing infrastructure to market our products to physicians and technicians who perform percutaneous interventional procedures in hospitals and to other personnel who make purchasing decisions on behalf of hospitals. We expanded our worldwide sales organization from 60 employees in July 2003 to 96 employees as of February 28, 2006, which included 78 direct sales representatives in the United States and Western Europe. In addition, we have expanded our distribution relationships to include 39 distributors covering 27 countries as of February 28, 2006.
Fukuda Denshi, our exclusive IVUS distributor in Japan, accounted for approximately 34.5% of our revenues in 2005 and 12.0% in 2004. In the first quarter of 2005, Goodman, formerly Boston Scientific’s distributor of its IVUS products in Japan, began to distribute our IVUS products in Japan through a sub-distribution agreement with Fukuda Denshi. Due to this new distribution relationship, we experienced a significant increase in orders for our IVUS consoles and catheters from Fukuda Denshi during 2005 as Goodman purchased initial inventory of our products to market to its over 1,100 interventional cardiology accounts. As a result of the significant order activity by Goodman, our revenues, including our mix of consoles and single-procedure disposable catheters, and the costs of those revenues in 2005 may not be comparable to other periods. Additionally, we expect that Fukuda Denshi will transfer the Japanese regulatory clearances, or shonins, for our IVUS products to us by the middle of 2006. Upon the transfer, we will be able to sell directly to distributors in Japan as opposed to being required to sell our IVUS products only to Fukuda Denshi. As a result, for a portion of 2006, we will sell directly to Goodman and Fukuda Denshi and the percentage of our revenues attributable to Fukuda Denshi will decline.
In 2005, approximately 16.6% of our revenues and 14.3% of our operating expenses were denominated in foreign currencies, primarily the Euro. As a result, we are subject to risks related to fluctuations in foreign currency exchange rates, which could affect our operating results in the future.

Our IVUS products are comprised of consoles, single-procedure disposable catheters and advanced functionality options. Our family of consoles includes the IVUS In-Vision Gold, or IVG, and the new PC-based s5. The s5 family of products was launched on a limited basis early in 2006 and will be our primary console offering following its full commercial launch in mid-2006. We are developing advanced functionality options including real-time Virtual Histology, IVUS and angiographic image co-registration, and phased array and rotational catheter compatibility, which we intend to offer on all of our IVUS consoles. Our single-procedure disposable IVUS catheters only operate and interface with our family of IVUS consoles. We are the only company that offers phased array catheters and, following our anticipated commercial launch in mid-2006 of our Revolution rotational IVUS catheter, we will be the only company that offers both phased array and rotational catheters.
Our FM products consist of pressure and flow consoles and single-procedure disposable pressure and flow guidewires. Our FM consoles are mobile, proprietary and high speed electronic systems with different functionalities and sizes designed and manufactured to process and display the signals received from our guidewires.
We are developing customized cath lab versions of our consoles and advanced functionality options as part of our vfusion cath lab integration initiative. The significantly expanded functionality of our vfusion offering will allow for networking of patient information, control of IVUS and FM information at both the operating table and in the cath lab control room, as well as the capability for images to be displayed on standard cath lab monitors. We expect to continue to develop new products and technologies to expand our vfusion offering.
As of February 28, 2006, we had a worldwide installed base of over 1,400 IVUS consoles and over 700 FM consoles. We intend to grow and leverage this installed base to drive recurring sales of our single-procedure disposable catheters and guidewires. In 2005, the sale of our single-procedure disposable catheters and guidewires accounted for approximately $64.7 million, or 70.4% of our revenues, a significant increase from 2004, in which the sale of our single-procedure disposable catheters and guidewires accounted for approximately $48.9 million, or 80.0% of our revenues. The decrease in revenues from single-procedure disposable catheters and guidewires as a percentage of our total revenue in 2005 can be attributed to the volume of console orders from Goodman.
We manufacture our IVUS and FM consoles, IVUS catheters and FM guidewires at our facility in Rancho Cordova. We use third-party manufacturing partners to produce circuit boards and mechanical sub-assemblies used in the manufacture of our consoles. We also use third-party manufacturing partners for certain proprietary components used in the manufacture of our single-procedure disposable products. We perform incoming inspection on these circuit boards, mechanical sub-assemblies and components, assemble them into finished products, and test the final product to assure quality control.
As a development stage company from our inception in 2000 until July 2003, we were engaged principally in the research and development of tools designed to diagnose vulnerable plaque. In July 2003, we purchased substantially all of the assets and assumed certain liabilities associated with the IVUS and FM product lines of Jomed, Inc., or the Jomed Acquisition. We also acquired certain IVUS patents and technology from Philips in July 2003. These purchases were significant in executing our strategy to leverage our IVUS technology and build our business. Our revenues have increased from $23.5 million in 2003, which reflects approximately six months of operations following the Jomed Acquisition, to $61.1 million in 2004 to $91.9 million in 2005. Our operating loss has decreased from $14.6 million in 2003 to $11.9 million in 2004 to $9.5 million in 2005. At December 31, 2005, our accumulated deficit was $55.4 million. Since our inception, we have not been profitable, and we expect to continue to incur net losses for the foreseeable future.
Financial Operations Overview
The following is a description of the primary components of our revenue and expenses.
Revenues. We derive our revenues primarily from the sale of our IVUS and FM consoles and single-procedure disposables. In 2005, 84.5% of our revenues were derived from the sale of our IVUS consoles and single-procedure disposables, as compared with 77.7% in 2004 and 77.3% in 2003. In 2005, 70.4% of our revenues were derived from the sale of our IVUS and FM single-procedure disposables, as compared with 80.0% in 2004 and 81.4% in 2003. Other revenues consist primarily of spare parts sales, service and maintenance revenues, shipping and handling revenues and license fees from Medtronic, Inc. and certain of its affiliates, or Medtronic, a related party.
Our sales in the United States are generated by our direct sales representatives and our products are shipped and billed to hospitals throughout the United States from our facility in Rancho Cordova. Our international sales are generated by our direct sales representatives or through independent distributors and are shipped and billed throughout the world from our facilities in Rancho Cordova and in Zaventem.
We experienced significant increases in our revenues from 2003 to 2004 and from 2004 to 2005. The increase from 2003 to 2004 is due to 2004 reflecting a full year of operations related to the assets acquired in the Jomed Acquisition as compared to approximately six months of operations in 2003 and to the expansion of our international markets. The increase from 2004 to 2005 is due primarily to the growth of our distribution network in Japan. In early 2005, Goodman began to distribute our IVUS products in Japan through a sub-distribution agreement with Fukuda Denshi. Due to this new distribution relationship, we experienced a significant increase in orders for our IVUS consoles and catheters from Fukuda Denshi during 2005. As a result of the significant initial order activity by Goodman, our revenues, including our mix of consoles and single-procedure disposable catheters, and the costs of those revenues in 2005 may not be comparable to other periods.
We expect to experience variability in our quarterly revenues from IVUS and FM consoles due to the timing of hospital capital equipment purchasing decisions, a condition which is inherent in our industry. Further, we expect variability of our revenues based on the timing of our new product introductions which may cause our customers to delay their purchasing decisions until the new products are commercially available. Alternatively, we may include in our arrangements with customers an obligation to deliver new products which are not yet commercially available. In these cases, we would be required to defer associated revenues from these customers until we have met our delivery obligations.
Cost of Revenues. Cost of revenues consists primarily of material costs for the products that we sell and other costs associated with our manufacturing process such as personnel costs, rent and depreciation. In addition, cost of revenues includes royalty expenses for licensed technologies included in our products, service costs, provisions for warranty, distribution, freight and packaging costs and stock compensation expense. We expect our gross margin to improve if we are able to complete our ongoing efforts to streamline and improve our manufacturing processes and increase production volumes.
Selling, General and Administrative. Selling, general and administrative expenses consist primarily of salaries and other related costs for personnel serving the sales, marketing, executive, finance, information technology and human resource functions. Other costs include travel and entertainment expenses, facility costs, trade show, training and other promotional expenses, professional fees for legal and accounting services and stock compensation expense. We expect that our selling, general and administrative expenses will increase as we add personnel and become subject to the reporting obligations applicable to public companies.
Research and Development. Research and development expenses consist primarily of salaries and related expenses for personnel, consultants, prototype materials, clinical studies, depreciation, regulatory filing fees, certain legal costs related to our intellectual property and stock compensation expense. We expense research and development costs as incurred. We expect our research and development expenses to increase as we continue to develop our products and technologies.
Amortization of Intangibles. Intangible assets, which consist of our developed technology, licenses, customer relationships, patents and trademarks, are amortized using the straight-line method over their estimated useful lives ranging from three to ten years.

Interest Expense. Interest expense is comprised primarily of interest expense on our senior subordinated notes, notes payable, short-term debt and term loans. We expect interest expense in 2006 to decrease as we use a portion of the net proceeds from this offering to repay certain of our debt.
Interest and Other Income (Expense), Net. Interest and other income (expense), net is comprised of interest income from our cash and cash equivalents and foreign currency transaction gains and losses.
Provision for Income Taxes. Provision for income taxes is comprised of Federal, state, local and foreign taxes.
Due to uncertainty surrounding the realization of deferred tax assets through future taxable income, we have provided a full valuation allowance and no current benefit has been recognized for the net operating loss and other deferred tax assets. Accordingly, deferred tax asset valuation allowances have been established as of December 31, 2004 and 2005 to reflect these uncertainties. The Federal net operating loss carryforwards begin to expire in 2020, the state net operating loss carryforwards begin to expire in 2010 and the foreign net operating loss carryforwards begin to expire in 2009, unless these net operating losses are previously utilized. We also have Federal research and experimentation tax credits, which begin to expire in 2022, and state research and experimentation tax credits, which carry forward indefinitely. Use of our net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% has occurred within a rolling three-year period.
Stock-based Compensation. Stock-based compensation consists of expenses recognized for non-employee equity awards and options granted to employees with exercise prices that are less than the deemed fair market value of the underlying common stock on the date of grant. We record stock-based compensation expense in the respective financial statement line item based upon the function of the option grantee.
Results of Operations
We have included the operating results associated with the Jomed Acquisition in our consolidated financial statements only for the periods since the date of the acquisition in July 2003, which has significantly affected our revenues, results of operations and financial position. Accordingly, the results of operations for the year ended December 31, 2003 presented below are not comparable to subsequent periods. The following table sets forth items derived from our consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005 presented in both absolute dollars and as a percentage of revenues:

	Years Ended December 31,

	2003		2004		2005

	(dollars in thousands)
Revenues	$23,463	100.0%	$61,098	100.0%	$91,900	100.0%
Cost of revenues	14,524	61.9	29,860	48.9	47,843	52.1

Gross profit	8,939	38.1	31,238	51.1	44,057	47.9
Operating expenses:
Selling, general and administrative	13,880	59.2	30,374	49.7	35,365	38.5
Research and development	8,064	34.3	9,800	16.0	15,119	16.4
Amortization of intangibles	1,571	6.7	2,929	4.8	3,052	3.3

Total operating expenses	23,515	100.2	43,103	70.5	53,536	58.2

Operating loss	(14,576)	(62.1)	(11,865)	(19.4)	(9,479)	(10.3)
Interest expense	(565)	(2.4)	(4,784)	(7.8)	(5,311)	(5.8)
Interest and other income (expense), net	50	0.2	495	0.8	(401)	(0.4)

Loss before provision for income taxes	(15,091)	(64.3)	(16,154)	(26.4)	(15,191)	(16.5)
Provision for income taxes	10	0.1	37	0.1	70	0.1

Net loss	$(15,101)	(64.4)%	$(16,191)	(26.5)%	$(15,261)	(16.6)%

The following table sets forth our revenues by geography expressed as dollar amounts and the changes in revenues between the specified periods expressed as percentages:

	Years Ended December 31,

			Percentage		Percentage
			Change		Change
	2003	2004	2003 to 2004	2005	2004 to 2005

	(dollars in thousands)
Revenues(1):
United States	$15,823	$38,020	140.3%	$40,933	7.7%
Japan	2,241	9,353	317.4	33,207	255.0
Europe, the Middle East and Africa	4,810	11,426	137.6	15,294	33.9
Rest of world	589	2,299	290.3	2,466	7.3

	$23,463	$61,098	160.4	$91,900	50.4

(1)	Revenues are attributed to countries based on location of the customer.
The following table sets forth our revenues by product expressed as dollar amounts and the changes in revenues between the specified periods expressed as percentages:

	Years Ended December 31,

			Percentage		Percentage
			Change		Change
	2003	2004	2003 to 2004	2005	2004 to 2005

	(dollars in thousands)
IVUS:
Consoles	$3,634	$9,438	159.7%	$23,617	150.2%
Single-procedure disposables	14,494	38,031	162.4	54,069	42.2
FM:
Consoles	283	994	251.2	1,394	40.2
Single-procedure disposables	4,610	10,828	134.9	10,635	(1.8)
Other	442	1,807	308.8	2,185	20.9

	$23,463	$61,098	160.4	$91,900	50.4

Comparison of Years Ended December 31, 2005 and 2004
Revenues. Revenues increased $30.8 million, or 50.4%, to $91.9 million in 2005, as compared to revenues of $61.1 million in 2004. In 2005, substantially all of our growth in revenues was derived from our IVUS products. Approximately $23.9 million of this increase in revenues was primarily attributable to increased sales associated with the expansion of our Japanese distribution channel. The additional increase can be attributed to increased market penetration of IVUS in interventional procedures in the United States and Europe.
Cost of Revenues. Cost of revenues increased $18.0 million, or 60.2%, to $47.8 million, or 52.1% of revenues in 2005, from $29.9 million, or 48.9% of revenues in 2004. The increase in cost of revenues in 2005 is primarily due to a higher number of IVUS consoles and catheters sold in 2005 as a result of the expansion of our Japanese distribution channel, higher freight and distribution costs in 2005 and a $3.4 million charge in the fourth quarter of 2005 related to the write-down of IVUS IVG console inventory and related assets. During the fourth quarter of 2005, we announced the upcoming release of our new s5 family of IVUS consoles in 2006. In conjunction with the proposed new product introduction, we performed an assessment of the valuation of the inventory and other assets, including long-lived assets associated with the IVUS IVG console. As a result, during the fourth quarter of 2005, we recorded write-downs for the excess and obsolete IVUS IVG inventory of approximately $963,000, impairment of IVUS IVG diagnostic equipment in the amount of approximately $360,000 and accruals related to future non-cancelable IVUS IVG inventory purchase commitments of approximately $2.0 million. Partially offsetting these increases in cost of revenues were improved manufacturing efficiencies associated with increased production volumes and purchasing efficiencies for supplies and materials.
Gross margin was 47.9% of revenues in 2005 as compared to 51.1% of revenues in 2004. The decline in gross margin in 2005 as compared with 2004 resulted primarily from the increased sale of consoles due to our new Japanese distribution arrangements which had lower margins and the $3.4 million charge in the fourth quarter of 2005 relating to the IVUS IVG product line.
Selling, General and Administrative. Selling, general and administrative expenses increased $5.0 million, or 16.4%, to $35.4 million, or 38.5% of revenues in 2005, as compared to $30.4 million, or 49.7% of revenues in 2004. The increase in 2005 as compared with 2004 is a result of higher payroll related costs due to increased headcount, an increase in marketing expense, primarily related to attendance at trade shows and new product launches, higher stock compensation expense and higher professional fees. In addition, we incurred higher costs in 2005 associated with our preparation for future reporting obligations as a public company.
Research and Development. Research and development expenses increased $5.3 million, or 54.3%, to $15.1 million, or 16.4% of revenues in 2005, as compared to $9.8 million, or 16.0% of revenues in 2004. The increase in research and development expenses in 2005 was due to higher payroll related costs associated with increased headcount, higher material costs related to increased consumption and higher expenses related to additional clinical studies.
Amortization of Intangibles. Amortization expense increased $123,000, or 4.2%, to $3.1 million, or 3.3% of revenues in 2005, as compared to $2.9 million, or 4.8% of revenues in 2004. The increase in amortization expense was primarily related to internally developed patent and trademark costs incurred and capitalized in 2004 and 2005.
Interest Expense. Interest expense increased $527,000, or 11.0%, to $5.3 million, or 5.8% of revenues in 2005, as compared to $4.8 million, or 7.8% of revenues in 2004. The increase in interest expense in 2005 as compared to 2004 was attributable to higher average debt balances and interest rates in 2005.
Interest and Other Income (Expense), Net. Interest and other income (expense), net was an expense of $401,000 in 2005, as compared to income of $495,000 in 2004. The change in 2005 as compared to 2004 was primarily attributable to a loss of $859,000 on foreign exchange transactions in 2005 as compared to a gain of $342,000 in 2004, partially offset by higher interest income of $458,000 in 2005 as compared to interest income of $153,000 in 2004.
Comparison of Years Ended December 31, 2004 and 2003
Revenues. Revenues increased $37.6 million, or 160.4%, to $61.1 million in 2004, as compared to revenues of $23.5 million in 2003. The increase in revenues was primarily the result of 2004 reflecting a full year of operations related to the assets acquired in the Jomed Acquisition as compared to approximately six months of operations in 2003 and, to a lesser extent, increased market penetration.
Cost of Revenues. Cost of revenues increased $15.3 million, or 105.6%, to $29.9 million, or 48.9% of revenues in 2004, as compared to cost of revenues of $14.5 million, or 61.9% of revenues in 2003. The increase in costs is primarily due to 2004 reflecting a full year of operations related to the assets acquired in the Jomed Acquisition as compared to approximately six months of operations in 2003 and, to a lesser extent, increased sales volume.
Gross margin was 51.1% of revenues in 2004 as compared to 38.1% of revenues in 2003. The improvement in gross margin in 2004 as compared to 2003 resulted from the implementation of various initiatives, which reduced our cost of revenues. These initiatives included facility consolidation and streamlining of our manufacturing processes.
Selling, General and Administrative. Selling, general and administrative expenses increased $16.5 million, or 118.8%, to $30.4 million, or 49.7% of revenues in 2004, as compared to $13.9 million, or 59.2% of revenues in 2003. The increase in 2004 resulted primarily from a full year of the additional personnel and selling, marketing and administrative activities related to the Jomed Acquisition as compared to 2003, which reflected approximately six months of such activities.
Research and Development. Research and development expenses increased $1.7 million, or 21.5%, to $9.8 million, or 16.0% of revenues in 2004, as compared to $8.1 million, or 34.3% of revenues in 2003. The increase in research and development expenses was due to higher payroll related costs associated with higher headcount, higher material costs related to increased consumption and higher expenses related to additional clinical studies. These increases in 2004 were partially offset by a decrease in expense as 2003 reflected an expense related to the write-off of certain assets that were determined to be no longer of strategic value.
Amortization of Intangibles. Amortization expense increased $1.4 million, or 86.4%, to $2.9 million, or 4.8% of revenues in 2004, as compared to $1.6 million, or 6.7% of revenues in 2003. The increase was primarily attributable to 2004 reflecting a full year of amortization expense for intangible assets acquired in the July 2003 Jomed Acquisition as well as the purchase of IVUS technology and patents from Philips in July 2003.
Interest Expense. Interest expense increased $4.2 million to $4.8 million, or 7.8% of revenues, in 2004, as compared to $565,000, or 2.4% of revenues, in 2003. The increase in interest expense in 2004 was primarily the result of the issuance of senior subordinated notes in December 2003, higher average debt balances and higher interest rates during 2004.
Interest and Other Income (Expense), Net. Interest and other income (expense), net was income of $495,000 in 2004, as compared to income of $50,000 in 2003. The change in 2004 as compared to 2003 is primarily attributable to a gain of $342,000 on foreign exchange transactions in 2004 as compared to a loss of $63,000 in 2003.
Quarterly Operations Data
The following table sets forth unaudited quarterly summary consolidated statements of operations data for each of the eight quarters through December 31, 2005. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited historical consolidated financial statements included elsewhere in this prospectus. In the opinion of management, all necessary adjustments, which consist only of normal and recurring adjustments, have been included to present fairly the unaudited quarterly results. This data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. These operating results may not be indicative of results to be expected for any future period.

	First	Second	Third	Fourth	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	2004	2004	2004	2004	2005	2005	2005	2005(1)

	(in thousands, except per share data)
Revenue	$14,510	$14,870	$14,951	$16,767	$16,467	$23,783	$26,947	$24,703
Gross profit	7,136	7,533	7,925	8,644	9,308	11,603	13,451	9,695
Operating loss	(3,079)	(3,095)	(2,396)	(3,295)	(2,394)	(1,025)	(528)	(5,532)
Net loss	(4,219)	(4,256)	(3,540)	(4,176)	(3,841)	(2,672)	(1,831)	(6,917)
Net loss per share—basic and diluted	(1.20)	(1.21)	(1.00)	(1.16)	(0.99)	(0.68)	(0.46)	(1.68)
Includes the following stock-based compensation expense:
Cost of revenues	(3)	—	1	16	63	65	65	65
Selling, general and administrative	40	149	223	265	586	207	219	255
Research and development	10	23	42	38	99	74	75	175

(1)	Reflects $3.4 million of expense included in cost of revenues for the write-down of IVUS IVG console inventory and related assets.

Liquidity and Capital Resources
Sources of Liquidity
Since inception, we generated significant operating losses and as a result we did not generate sufficient cash flow to fund our operations and the growth in our business. Accordingly, we financed our operations and acquisitions primarily through the issuances of $62.5 million of preferred stock, $20.0 million of senior subordinated notes and $7.0 million of term loans. These issuances of equity and debt were supplemented with borrowings from our revolving credit facility and equipment financing arrangements. In addition, in July 2003, we financed a portion of our acquisition of certain IVUS patents and technology by entering into a non-interest bearing note with Philips, which requires that we make four annual payments of €725,000, or approximately $3.3 million based on the exchange rate at inception. We recorded the present value of these deferred payments at the time of the acquisition utilizing a 4.75% discount rate. The resulting imputed interest of approximately €314,000, or approximately $363,000 based on the exchange rate at inception, is being charged to expense over the four-year term of the note to maturity. The present value of the outstanding obligation was approximately € 2.6 million, or approximately $3.0 million based on the exchange rate at inception. The issuances of our senior subordinated notes, term loans and our revolving credit facility included warrants to purchase our Series B preferred stock or our common stock.
At December 31, 2005, our accumulated deficit was $55.4 million.
At December 31, 2005, our cash and cash equivalents totaled approximately $15.2 million. We invest our excess funds in a money market fund comprised of United States government treasury securities and other securities issued by the United States government and its agencies and short-term securities issued by corporations, banks, municipalities and financial holding companies.
Borrowings under our revolving credit facility are limited to a predetermined percentage of eligible receivables, plus $3.0 million. Interest is payable monthly at the bank prime rate plus 0.50% (7.75% at December 31, 2005), provided that in no event shall the interest rate be less than 4.50%. At December 31, 2005, we had no borrowings under our revolving credit facility, and we had the full $10.0 million available for borrowing. The revolving credit facility is secured by substantially all of our tangible assets and certain of our intangible assets.
We are subject to financial covenants requiring us to meet certain defined profitability goals and to maintain a certain minimum quick ratio. In addition, we are subject to several covenants that place restrictions on our ability to incur additional debt and liens, pay dividends and sell or dispose of any of our assets outside the normal course of business. We exceeded the maximum net loss covenant in our revolving credit facility for the fourth quarter ended December 31, 2004, the first quarter ended March 31, 2005 and the fourth quarter ended December 31, 2005. The bank waived the requirement that we comply with this covenant for the fourth quarter of 2004, the first quarter of 2005 and the fourth quarter of 2005. We were in compliance with all other covenants and limitations included in the provisions of our loan and credit agreements as of December 31, 2004 and 2005.
Pursuant to a subordinated debt agreement entered into in December 2003, we are obligated to repay outstanding debt to affiliates of Ferrer Freeman & Company, LLC, with proceeds from this offering, which as of December 31, 2005 was approximately $27.2 million. This debt accrues interest at a rate of 15.0% per annum compounded and payable in arrears. As permitted by the agreement, interest has been capitalized as part of the note principal and bears interest at the same rate as the note principal. This debt matures in December 2008.
Cash Flows
Cash Flows from Operating Activities. Cash provided by operating activities of $2.6 million for 2005 reflected our net loss of $15.3 million, offset by adjustments for non-cash expenses consisting primarily of depreciation and amortization of $7.1 million, interest capitalized as debt principal of $3.8 million and stock compensation expense of $1.9 million. In addition, accounts receivable increased $4.1 million and inventories increased $2.7 million reflecting higher sales and manufacturing activity in 2005, as well as purchases of components for new product introductions. These uses of cash were offset by an increase in accounts payable and accrued liabilities of $9.9 million, resulting from the higher sales and manufacturing activity in 2005 as well as purchases of components for new product introductions, higher accrued compensation costs reflecting continued growth in our employee headcount, and a $2.0 million accrual for losses on non-cancelable IVUS IVG inventory purchase commitments.
Cash used in operating activities of $5.7 million for 2004 reflected our net loss of $16.2 million, offset by adjustments for non-cash expenses consisting primarily of depreciation and amortization of $6.0 million, interest capitalized as debt principal of $3.3 million and an increase in accounts receivable of $2.8 million. The increase in accounts receivable resulted from higher revenues in 2004. These uses of cash were partially offset by a decrease in inventories of $1.2 million, an increase in accounts payable and accrued liabilities of $895,000, and an increase of $912,000 in deferred revenue. Inventory decreased due to the timing of material purchases and product shipments to our customers, while accounts payable and accrued liabilities increased primarily due to higher accrued compensation costs reflecting growth in our employee headcount in 2004.
Cash used in operating activities of $5.9 million for 2003 reflected our net loss of $15.1 million, offset by adjustments for non-cash expenses consisting primarily of depreciation and amortization of $3.0 million and an increase in accounts receivable of $4.1 million. The increase in accounts receivable resulted from the commencement of our product sales in July 2003 in conjunction with the Jomed Acquisition. These uses of cash were partially offset by an increase in accounts payable and accrued liabilities of $6.2 million and deferred license fees from a related party of $2.4 million. The increases in accounts payable and accrued liabilities resulted from the commencement of our operating activities in conjunction with the Jomed Acquisition. In July 2003, we licensed rights to Medtronic to manufacture and market certain products incorporating our IVUS technology for $2.5 million, which is being amortized into revenue over the 10-year term of the license agreement.
Cash Flows from Investing Activities. Cash used in investing activities was $6.0 million in 2005, $3.0 million in 2004 and $26.1 million in 2003. Cash used in investing activities during 2005 and 2004 was primarily related to capital expenditures for medical diagnostic equipment, manufacturing equipment, the upgrade of our computer system and the expansion of our manufacturing and research and development facilities. Cash used in investing activities during 2003 was primarily related to the Jomed Acquisition and the acquisition of the Philips technology and patents, partially offset by proceeds from the sale and maturities of available-for-sale investments.
Capital expenditures were approximately $5.6 million in 2005. We expect that our capital expenditures in 2006 will be approximately $6.0 million, primarily for the purchase of medical diagnostic equipment and manufacturing equipment.
Cash Flows from Financing Activities. Cash provided by financing activities was $7.3 million in 2005 and $50.0 million in 2003. Cash used in financing activities was $313,000 in 2004. Net cash provided by financing activities in 2005 consisted primarily of proceeds from the sale of preferred stock, the issuance of debt and the sale of common stock, partially offset by the repayment of debt. Net cash used in financing activities in 2004 consisted primarily of the repayment of debt, partially offset by the issuance of debt. Net cash provided by financing activities in 2003 consisted primarily of proceeds from the issuance of debt and the sale of preferred stock, partially offset by the repayment of debt.
Future Liquidity Needs
Immediately prior to the closing of this offering, all outstanding shares of our preferred stock will automatically convert into shares of our common stock. In addition, upon the closing of this offering we will be obligated to repay outstanding debt to affiliates of Ferrer Freeman & Company, LLC, which as of December 31, 2005 was approximately $27.2 million. Given our current cash and cash equivalents, we believe that the expected net proceeds from this offering and, if required, borrowings under our revolving credit facility, will be sufficient to fund working capital requirements, capital expenditures, debt service and operations over at least the next 12 months. We intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying any dividends in the foreseeable future.
Our ability to fund our longer-term cash needs is subject to various risks, many of which are beyond our control — See “Risk Factors.” Should we require additional funding, such as to satisfy our short-

term and long-term debt obligations when due, or to make additional capital investments, we may need to raise the required additional funds through bank borrowings or public or private sales of debt or equity securities. We cannot assure that such funding will be available in needed quantities or on terms favorable to us.
As of December 31, 2005, we have Federal and state net operating loss carryforwards of approximately $38.0 million and $17.0 million, respectively, available to reduce future taxable income if we become profitable. We expect to utilize our available net operating loss carryforwards to reduce future tax obligations in the event we are successful in achieving profitability. However, limitations on our ability to use net operating loss carryforwards and other minimum state taxes may increase our overall tax obligations.
Off-balance Sheet Arrangements and Other Contractual Obligations
Other than operating leases, we do not have any off-balance sheet financing arrangements. In conjunction with the sale of our products in the ordinary course of business, we provide standard indemnification to business partners and customers for losses suffered or incurred for patent, copyright or any other intellectual property infringement claims by any third parties with respect to our products. The term of these indemnification arrangements is generally perpetual. The maximum potential amount of future payments we could be required to make under these agreements is unlimited. As of December 31, 2005, we have not incurred any costs to defend lawsuits or settle claims related to these indemnification arrangements.
The following table summarizes our significant contractual obligations and commercial commitments as of December 31, 2005 for each of the periods indicated:

	Payment Due By Period

Contractual Obligations and Commercial		Less Than			More than
Commitments	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(in thousands)
Debt(1)	$31,767	$30,290	$1,477	$—	$—
Interest on debt(2)	2,533	2,335	198	—	—
Capital lease obligations (including interest)	100	46	54	—	—
Operating lease obligations(3)	5,886	1,499	3,146	1,241	—
Minimum payments under license agreements(4)	1,184	—	592	592	—
Non-cancelable inventory purchase commitments (5)	5,309	5,309	—	—	—

Total	$46,779	$39,479	$5,467	$1,833	$—

(1)	Includes senior subordinated notes that are obligated to be repaid upon the closing of this offering. The stated maturity of the debt is December 9, 2008.

(2)	Future interest payments on our senior subordinated notes are calculated assuming the debt is repaid at the closing of this offering, which is expected to be June 2006. Future interest payments on all other debt are based on the assumption that the debt is outstanding until maturity and all interest expense has been calculated for all future periods using the rate implicit in the respective debt agreements.

(3)	We lease office space and have entered into other lease commitments in the United States as well as locations in Europe and Asia. Operating lease obligations include future minimum lease payments under all our non-cancelable operating leases as of December 31, 2005.

(4)	Our license agreements include provisions that require us to make milestone or royalty payments to the licensor based on the amount of future sales of covered products. Certain of these agreements require that the royalties we pay in a given year total at least a minimum amount as set forth in the agreements. The royalty obligations we may incur in excess of these minimum amounts are not included in the table above because we cannot, at this time, determine the timing or amount of these obligations.

(5)	Consists of non-cancelable commitments to purchase raw materials.

Critical Accounting Policies
Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.
Critical accounting policies are those that are both important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified our critical accounting policies below.
Revenue Recognition. We recognize revenues in accordance with Staff Accounting Bulletin, or SAB, No. 104 when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Revenue from the sale of our products is generally recognized when title and risk of loss transfers to the customer upon shipment, the terms of which is generally free on board shipping point. We use contracts and customer purchase orders to determine the existence of an arrangement. We use shipping documents and third-party proof of delivery to verify that title has transferred. We assess whether the fee is fixed or determinable based upon the terms of the agreement associated with the transaction. To determine whether collection is probable, we assess a number of factors, including past transaction history with the customer and the creditworthiness of the customer.
We frequently enter into sales arrangements with customers that contain multiple elements or deliverables, and for these we apply the provisions of Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. We are required to make judgments which impact the timing and amount of revenue recognized in a given period. For example, we make judgments as to the allocation of the proceeds received from a sale arrangement to the multiple elements of the arrangement, the determination of whether any undelivered elements are essential to the functionality of the delivered elements and the appropriate timing of revenue recognition. In addition, our ability to establish and maintain objective and reliable evidence of fair value for the elements in our arrangements could affect the timing of revenue recognition.
Inventory Valuation. We state our inventories at the lower of cost or market value, determined on a first-in, first-out basis. We provide inventory allowances when conditions indicate that the selling price could be less than cost due to obsolescence, and reductions in estimated future demand. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to changing technology and customer demand levels. Unfavorable changes in market conditions may result in a need for additional inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins when we sell products.
Valuation of Long-lived Assets. Our long-lived assets consist of property and equipment and intangible assets. Equipment is carried at cost and is depreciated over the estimated useful lives of the assets, which are generally three to five years, and leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the improvements, which is between three and ten years. The straight-line method is used for depreciation and amortization. Intangible assets primarily consist of developed technology, customer relationships, licenses, and patents and trademarks, which are amortized using the straight-line method over periods ranging from three to ten years, representing the estimated useful lives of the assets. We capitalize external legal costs and filing fees associated with obtaining patents on our new discoveries and amortize these costs using the straight-line method over the shorter of the legal life of the patent or its economic life, generally ten years. Acquired intellectual property is recorded at cost and is amortized over its estimated useful life. We believe the useful lives we assigned to these assets are reasonable.

We consider no less frequently than quarterly whether indicators of impairment of long-lived assets are present. These indicators may include, but are not limited to, significant decreases in the market value of an asset and significant changes in the extent or manner in which an asset is used. If these or other indicators are present, we determine whether the estimated future undiscounted cash flows attributable to the assets in question are less than their carrying value. If less than their carrying value, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods.
The evaluation of asset impairments relative to long-lived assets require us to make assumptions about future cash flows over the life of the asset being evaluated which requires significant judgment. Actual results may differ from assumed or estimated amounts.
Stock-based Compensation. We use the intrinsic method of accounting for employee stock options under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and present disclosure of pro forma information required under Statement of Financial Accounting Standards, or SFAS, Accounting for Stock-Based Compensation, or SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure — an amendment of FASB Statement No. 123, or SFAS No. 148. For stock options granted to employees, no compensation expense is recognized unless the exercise price is less than the estimated fair market value at the date of grant. Effective for our quarter ending on March 31, 2006, we will adopt SFAS No. 123, revised 2004, Share-Based Payment, or SFAS No. 123(R). We apply the provisions of EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, and use the Black-Scholes option pricing model to determine the fair value of each option grant to non-employees. See Note 1 to our consolidated financial statements.
The fair value of the common stock for options granted through March 31, 2005 was originally determined by our board of directors, with input from management. We did not obtain contemporaneous valuations by an unrelated valuation specialist in connection with these grants. Instead, we relied on our board of directors, the members of which we believe have extensive experience in the medical device market and are accredited venture capital investors, to determine a reasonable estimate of the then-current fair value of our common stock. Since there was no public market for our shares, our board of directors exercised judgment in determining the estimated fair value of our common stock on the date of grant based on several factors, including transactions in our preferred and common stock, the rights and benefits that preferred stock holders are entitled to that holders of our common stock are not, key milestones achieved in our business including forecasted revenues and cash flows, product development and market acceptance, our financial condition, equity market conditions, and the likelihood of continuing as a going concern. Based on these factors, we granted options for the period from January 1, 2004 through March 31, 2005 at exercise prices ranging from $0.30 to $1.50.
Subsequently, we reassessed the valuations of our common stock relating to options granted beginning with the 2004 fiscal year. As part of this reassessment, our board of directors obtained retrospective valuations prepared by management, which management believes follows substantially the same methodology used by valuation specialists as outlined in the AICPA’s Practice Aid Valuation of Privately-Held-Company Equity Securities Issues as Compensation. Based on these retrospective valuations, the fair value of the common stock underlying options granted in the period from January 1, 2004 through March 31, 2005 was determined to be from $0.75 to $4.60. In addition to the factors discussed above which our board of directors considered in determining the estimated fair value of our common stock, they also considered the market release of a new IVUS catheter in early 2004, the sale of our Series C preferred stock to accredited investors in early 2005, the expansion of our Japanese distribution channel in early 2005 and the potential impact that liquidity events would have on us such as an initial public offering, a merger or sale with another company, or the forced liquidation of our company.

The procedures performed as part of the retrospective valuations for determining the fair value of our common stock were based on a probability-weighted combination of the market multiple approach and income approach to estimate the aggregate equity value of us at specific stock option grant dates.
The market multiple approach was based on revenues, earnings before interest, taxes, depreciation and amortization, or EBITDA, and net income considered to be representative of our future performance, and multiplying these figures by a range of appropriate risk-adjusted multiples. The market multiples were obtained through the market comparison method, where companies having their stock traded in the public market were used as a basis for choosing reasonable market multiples.
The income approach involves applying appropriate discount rates to estimated debt-free cash flows that are based on forecasts of our revenue and costs. The projections used for each valuation date were based on the expected outlook on our operating performance through the forecast periods. The assumptions underlying the estimates were consistent with our board of directors’ approved business plan. The future debt-free cash flows were determined by subtracting from EBITDA taxes and future capital spending and adjusting for future changes in net working capital. The interim debt-free cash flows and resulting terminal value were then discounted at a rate based on the weighted-average cost of capital of comparable companies, as adjusted for our specific risk profile. There is inherent uncertainty in these estimates. If different discount rates had been used, the valuations would have been different.
After estimating our average value based on the market multiple and income approaches, we then utilized a probability-weighted expected return method. Under the probability-weighted expected return method, the value of our common stock was estimated based upon an analysis of values assuming various outcomes, such as an initial public offering, merger or sale, forced liquidation, and remaining private, and the estimated probability of each outcome assuming that all preferred stock is converted into common stock.
Since April 2005, our board of directors has obtained contemporaneous valuations prepared by management which follow the same procedures as those used in the retrospective valuations described above. In addition to the factors discussed above, our board of directors considered specific business milestones including the introduction of VH functionality for our IVUS IVG consoles in May 2005, the sale of common stock to two new independent members of the board of directors in the fourth quarter of 2005 and the initial release of our new s5 console in late 2005. In addition, we considered the events occurring late in 2005 concerning our potential initial public offering, including our meetings with potential investment bankers.

For financial reporting purposes, we have recorded stock-based compensation representing the difference between the estimated fair value of common stock and the option exercise price. The following table shows information concerning options granted during the period January 1, 2004 through December 31, 2005:

	Number of
	Options	Exercise	Fair Value	Intrinsic Value
Grant Date	Granted	Price	Per Share(1)	Per Share

2004 Grants:
January 2004	140,000	$0.30	$0.75	$0.45
March 2004	125,000	0.30	0.75	0.45
June 2004	62,500	0.30	1.35	1.05
July 2004	526,145	0.30	2.50	2.20
October 2004	80,000	0.30	3.65	3.35
November 2004	45,000	0.30	3.65	3.35
December 2004	250,000	0.30	3.65	3.35
December 2004	112,000	0.75	3.65	2.90

Total	1,340,645

2005 Grants:
January 2005	168,802	$0.75	$4.60	$3.85
January 2005	129,325	1.50	4.60	3.10
April 2005	215,000	5.25	5.25	—
June 2005	99,500	5.25	5.25	—
July 2005	999,500	5.90	5.90	—
October 2005	297,300	7.60	7.60	—

Total	1,909,427

(1)	The estimated fair values for the period January 1, 2004 through March 31, 2005 have been determined based upon retrospective valuations prepared by management and the estimated fair values shown for the period April 1, 2005 through December 31, 2005 are based upon contemporaneous valuations prepared by management.
We did not grant any stock options in November or December 2005.
In connection with the grant of stock options to employees and directors, we recorded an aggregate of $4.3 million in deferred stock-based compensation, net of forfeitures, with respect to stock options granted through December 31, 2005. In total, we have amortized $1.5 million of deferred stock compensation into expense through December 31, 2005. As of December 31, 2005, our deferred stock compensation was $2.9 million. We have not yet determined how the adoption of SFAS No. 123(R) in our quarter ending March 31, 2006 will effect our consolidated financial statements, including our previously recorded deferred stock compensation.
The determination of the fair value of our common stock has involved significant judgments, assumptions, estimates and complexities that impact the amount of deferred stock-based compensation recorded and the resulting amortization in future periods. If we had made different assumptions, the amount of our deferred stock-based compensation, stock-based compensation expense, gross margin, net loss and net loss per share amounts could have been significantly different. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the practice aid to determine the fair value of our common stock and that deferred stock-based compensation and related amortization have been recorded properly for accounting purposes.
Income Taxes. We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Our deferred tax assets are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are expected to be recovered or settled.
The realization of our deferred tax assets, which had a gross carrying value of $22.4 million at December 31, 2005, is dependent upon our ability to generate sufficient future taxable income. We have established a full valuation allowance against our deferred tax assets to reflect the uncertainty of realizing the deferred tax benefits, given our historical losses. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all available positive and negative evidence needs to be considered, including our past and future performance, the market environment in which we operate, the utilization of tax attributes in the past, and the length of carryforward periods and evaluation of potential tax planning strategies. We expect to continue to maintain a full valuation allowance until an appropriate level of profitability is sustained or we are able to develop tax strategies that would enable us to conclude that it is more likely than not that a portion of our deferred tax assets would be realizable.
Seasonality
Our business is generally seasonal in nature. Historically, demand for our products has been the highest in the fourth quarter. We traditionally experience lower sales volumes in the third quarter than throughout the rest of the year as a result of the holiday schedule during the summer months. Our working capital requirements vary from period to period depending on manufacturing volumes, the timing of deliveries and the payment cycles of our customers.
Quantitative and Qualitative Disclosures About Market Risk
Market risk represents the risk of changes in the value of market risk sensitive instruments caused by fluctuations in interest rates, foreign exchange rates and commodity prices. Changes in these factors could cause fluctuations in our results of operations and cash flows. In the ordinary course of business, we are exposed to interest rate and foreign exchange risk. Fluctuations in interest rates and the rate of exchange between the U.S. dollar and foreign currencies, primarily the Euro, could adversely affect our financial results.
Our exposure to interest rate risk at December 31, 2005 is related to the investment of our excess cash into highly liquid financial investments with original maturities of three months or less. We invest in money market funds in accordance with our investment policy. The primary objectives of our investment policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. Our investment policy specifies credit quality standards for our investments. Due to the short-term nature of our investments, we have assessed that there is no material exposure to interest rate risk arising from them.
As of December 31, 2005, all principal amounts outstanding under our debt obligations were at fixed rates of interest.
We are exposed to foreign currency risk related to our European operations, including Euro denominated intercompany receivables. We also have a note payable denominated in Euros with a third party. Because our intercompany receivables and our notes payables are accounted for in Euros, any appreciation or devaluation of the Euro will result in a gain or loss to the consolidated statements of operations.
Recent Accounting Pronouncements
In November 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, or SFAS No. 151, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material, or spoilage, should be recognized as current period charges, and that fixed production overheads should be allocated to inventory based on normal capacity of production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. We do not expect that the adoption of SFAS No. 151 will have a significant impact on our results of operations, financial position or cash flows.
In December 2004, the FASB issued SFAS No. 123(R), which supersedes APB No. 25, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative. We will adopt SFAS No. 123(R) at the beginning of our first quarter of 2006.
SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods. The first method is a “modified prospective” method in which compensation cost is recognized beginning with the effective date based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. The second method is a “modified retrospective” method, which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either all prior periods presented or prior interim periods of the year of adoption. We plan to adopt SFAS No. 123(R) using the modified prospective method.
We are currently evaluating the requirements of SFAS No. 123(R) and we have not yet fully determined the impact on our consolidated financial statements. We believe the impact to our financial statements will result in a material increase in our stock-based employee compensation expense recognized in our consolidated statements of operations, although it will have no impact on our overall financial position or net cash flows. Stock-based employee compensation expense after the adoption of SFAS No. 123(R) is not expected to be materially different than the stock-based employee compensation expense determined under SFAS No. 123 and is dependent on levels of share-based payments granted in the future. The stock-based employee compensation expense presented in our pro forma financial results required to be disclosed under SFAS No. 123 was $104,000 in 2003, $402,000 in 2004 and $1.8 million in 2005.
Additionally, SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce cash flows from operations and increase cash flows from financing activities in an equal amount for periods after our adoption of SFAS No. 123(R).
In March 2005, SEC staff issued SAB No. 107, Share-Based Payment, or SAB No. 107, which provides guidance on the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 does not modify any of the requirements under SFAS No. 123(R). SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123(R) in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123(R). We are currently evaluating the impact of SAB No. 107 on our consolidated financial statements.
Inflation
We believe that inflation has not had a material impact on our historical results of operations; however, there can be no assurance that our business will not be affected by inflation in the future.

BUSINESS
Overview
We develop, manufacture and commercialize a broad suite of intravascular ultrasound, or IVUS, and functional measurement, or FM, products that we believe enhance the diagnosis and treatment of vascular and structural heart disease. Vascular disease, or atherosclerosis, is caused by the accumulation of fat-laden cells in the inner lining of the artery, leading to the formation of plaque or lesions. Accumulation of plaque in the arteries narrows the diameter of the inner channel of the artery, or the lumen, which reduces blood flow. During an IVUS procedure, an imaging catheter is placed inside an artery to produce a cross-sectional image of the size and shape of the artery’s lumen and provides information concerning the composition and density of plaque or lesions and the condition of the layers of the surrounding arterial walls. Our IVUS products consist of consoles, single-procedure disposable catheters and advanced functionality options. FM devices measure the pressure and flow characteristics of blood around plaque thereby allowing physicians to gauge the plaque’s impact on blood flow and pressure. Our FM products consist of pressure and flow consoles and single-procedure disposable pressure and flow guidewires. During 2005, we generated worldwide revenues of $91.9 million from the sale of our products. As of February 28, 2006, we had a worldwide installed base of over 1,400 IVUS consoles and over 700 FM consoles. We intend to grow and leverage this installed base of consoles to drive recurring sales of our single-procedure disposable catheters and guidewires, which accounted for 70.4% of our revenues in 2005.
Vascular disease in the coronary arteries is referred to as coronary artery disease, or CAD, and in the peripheral arteries is referred to as peripheral artery disease, or PAD. Additionally, there are numerous anatomical disease conditions in the heart, commonly referred to as structural heart disease, including arrhythmias, patent foramen ovale disorders, or PFO, abdominal aortic aneurysms, or AAA, and valve disease.
While atherosclerosis is often characterized by narrowing of the lumen, or stenosis, it can also take the form of plaque or lesions that are not stenotic but are more likely to rupture and cause blood clots that may block the lumen. Based on clinical studies, 86% of heart attacks and 88% of strokes may be caused by these non-stenotic lesions known as vulnerable plaque. Vulnerable plaque can occur in the coronary or peripheral arteries and has the ability to rupture at any time, without warning, causing a heart attack or stroke. There are no diagnostic modalities that have been proven in clinical studies to identify vulnerable plaque. As a result, vulnerable plaque remains an untreated medical condition.
According to the American Heart Association, or AHA, over 70 million people in the United States have cardiovascular disease. CAD affects approximately 13 million people in the United States with approximately 3 million of those cases requiring interventional diagnosis or treatment each year. Interventional procedures are done percutaneously, or through a minimally invasive incision in the skin in order to gain access to parts of the anatomy through an artery. PAD affects more than 8 million people in the United States with approximately 2 million of those cases requiring intervention each year. Structural heart disease affects approximately 5 million people in the United States, with approximately 1 million of those cases requiring surgical intervention each year.
Interventional procedures are performed in hospital-based interventional surgical suites called cath labs where real-time angiography provides visualization that enables physicians to insert and navigate tools such as catheters, guidewires, stents and other devices into the vasculature or chambers of the heart to diagnose and deliver therapy. Additionally, in conjunction with angiography, IVUS and FM devices are used to help diagnose disease, plan percutaneous intervention and deliver therapy. Although great strides have been made in improving percutaneous interventional techniques, significant challenges remain that reduce the effectiveness of current treatments and limit the number of complex procedures and the types of diseases that can be diagnosed and treated. These challenges primarily involve limitations of angiography as the primary means for diagnosing and guiding percutaneous interventions and the historical limitations of IVUS and FM products.

We believe our products enhance the percutaneous interventional treatment of vascular and structural heart disease by improving the efficiency and efficacy of existing percutaneous interventional procedures and by enabling important new therapeutic solutions. As a result, we believe that our IVUS and FM products have the potential to become the standard of care for these procedures and will address the needs of patients, hospitals, physicians and third-party payors on a cost-effective basis.
We market our products to physicians and technicians who perform percutaneous interventional procedures in hospitals and to other personnel who make purchasing decisions on behalf of hospitals. Our consoles are marketed as stand-alone units or customized units that can be integrated into a variety of cath labs. We are developing customized cath lab versions of these consoles and advanced functionality options as part of our vfusion cath lab integration initiative. Upon commercialization of our s5i and s5ge consoles and other new products and technologies, our vfusion offering will include cath lab-integrated IVUS and FM capabilities, real-time Virtual Histology, or VH, with color-coded identification of plaque composition, automatic drawing of lumen and plaque borders, and IVUS and angiographic image synchronization, or co-registration, in two- or three-dimensions. Our vfusion offering will also support IVUS integrated with other interventional devices, such as Medtronic’s Pioneer re-entry device, used to cross lesions that are completely blocked. The significantly expanded functionality of our vfusion offering will allow for networking of patient information, control of IVUS and FM information at both the operating table and in the cath lab control room, as well as the capability for images to be displayed on standard cath lab monitors. We expect to continue to develop new products and technologies to expand our vfusion offering.
We have direct sales capabilities in the United States and Western Europe. As of February 28, 2006, we had 64 direct sales professionals in the United States and 14 direct sales professionals in Western Europe. In Japan, our largest international market, we market our products through two distributors. In addition, we have 37 distribution relationships in 26 other countries.
Vascular and Structural Heart Disease Background
Vascular disease is a progressive pathological condition caused by the accumulation of fat-laden cells in the inner lining of the vascular arteries, leading to a localized patchy thickening, called a plaque or lesion. As the plaque expands into the lumen, the diameter of the lumen narrows. This narrowing reduces blood flow to tissues, such as the heart muscle, eventually leading to tissue death. Vascular disease occurs in the blood vessels of every organ and anatomic area of the body, resulting in a range of symptoms and in many cases leading to functional impairment or death. Mortality from vascular disease can occur as a result of heart attack, congestive heart failure, stroke, kidney failure and diabetes-related vascular complications. Atherosclerosis in the coronary arteries is referred to as CAD and in the peripheral arteries is referred to as PAD.
While atherosclerosis is often characterized by stenosis, it can also take the form of lesions that are not stenotic but are more likely to rupture and cause blood clots that cause blockages within the lumen. These complex and dangerous lesions are referred to as vulnerable plaque. Based on clinical studies, 86% of heart attacks and 88% of strokes may be caused by vulnerable plaque. Vulnerable plaque is difficult to detect, often affects those who are otherwise asymptomatic of CAD or PAD and is an untreated medical condition.
In addition to CAD and PAD, there are numerous anatomical disease conditions in the heart, commonly referred to as structural heart disease. Structural heart disease includes arrhythmias, PFO, AAA and valve disease. A number of these diseases are currently treated using open surgical procedures that have high costs, long recovery times, increased mortality and morbidity, and patient qualification limitations. Physicians are increasingly using minimally invasive therapeutic devices to address CAD, PAD and structural heart disease.
Market Opportunity
According to the AHA, over 70 million people in the United States have cardiovascular disease. Cardiovascular disease is the leading cause of death for both men and women in the United States and results in over $400 billion in direct and indirect costs. CAD affects approximately 13 million people in the United States with approximately 3 million of those cases requiring interventional diagnosis or treatment each year. Interventional procedures are done percutaneously, or through a minimally invasive incision in the skin in order to gain access to parts of the anatomy through an artery. AHA estimates that PAD affects more than 8 million people in the United States with approximately 2 million of those cases requiring intervention each year. Structural heart disease affects approximately 5 million people in the United States, with approximately 1 million of those cases requiring surgical intervention each year.
The AHA estimates that 700,000 new and 500,000 recurrent heart attacks occur in the United States each year and the prevalence of people who have survived a heart attack is 7.2 million. Similarly, as the progression of CAD leads to heart attacks, PAD can also lead to blockage of blood flow to or in the brain thereby leading to a stroke. According to the AHA, 88% of all strokes result from a blockage of blood flow to, or in the brain. The AHA estimates that 500,000 new and 200,000 recurrent strokes occur in the United States each year and the prevalence of people who have survived a stroke is 5.5 million. We believe that the annual occurrence of CAD, PAD and the associated heart attacks and strokes in Europe and Japan combined is similar to that of the United States. Better diagnosis and treatment of both asymptomatic and symptomatic patients could reduce the number of new and recurrent heart attacks and strokes.
In order to diagnose and treat vascular disease, the medical community over the last several years has made a significant shift towards the use of minimally invasive procedures. Based on industry estimates, we believe that physicians currently perform over 4 million diagnostic angiographies and approximately 2 million percutaneous coronary interventions, or PCIs, worldwide each year and approximately 3 million percutaneous interventional peripheral artery procedures and approximately 1 million structural heart procedures in the United States each year. We estimate based on current IVUS catheter prices, these approximately 10 million procedures represent a worldwide market opportunity of over $6 billion. This procedure base continues to grow due to patient demand for less invasive procedures, demographics, increased rates of diabetes and obesity, cost containment pressure, advancing diagnostic and therapeutic approaches, and an increasing incidence of CAD, PAD and structural heart disease.
Cath labs are defined by the type of procedure being performed and are known as interventional cardiology cath labs, peripheral cath labs, electrophysiology cath labs and vascular cath labs. Various interventional physicians, including interventional cardiologists, peripheral interventionalists, electrophysiologists, interventional radiologists, vascular surgeons and neuro-vascular surgeons, are trained to perform percutaneous interventional procedures. We estimate there are approximately 700 new and replacement cardiology cath labs being installed worldwide each year and there are approximately 3,700 cardiology cath labs in the United States installed at approximately 1,900 hospitals. Based on procedure volume, we estimate there are over 2,000 cardiology cath labs located throughout the rest of the world.
Current Percutaneous Interventional Diagnosis and Treatment Approaches and Limitations
Percutaneous interventional procedures are effective at treating a broad population of patients with vascular disease without the patient trauma, potential complications, extended recovery times and costs generally associated with open surgery. The use of drug-eluting stents has increased the number of patients benefiting from PCI procedures because physicians can now treat highly complex diseases such as multiple plaque lesions, bifurcations, long lesions and chronic total occlusions, or CTO. While the use of drug-eluting stents in CAD to treat lesions that are significantly occluded has become more common, it only addresses a fraction of the plaque that may cause heart attacks. Current diagnostic technologies are not able to identify many of the lesions such as vulnerable plaque that can cause heart attacks or strokes.
Interventional procedures are performed in a cath lab where real-time angiography, enhanced by the injection of contrast dye, provides visualization which enables physicians to insert and navigate tools such as catheters, guidewires, stents and other devices into the vasculature or chambers of the heart to diagnose and deliver therapy. Additionally, in conjunction with angiography, IVUS and FM devices are used to help diagnose disease, plan percutaneous intervention and deliver therapy. In IVUS-guided PCI procedures, a guidewire is inserted into the artery to help with navigation of an IVUS catheter to the lesion site. The physician uses the IVUS catheter to diagnose and plan treatment. Finally, a catheter or therapeutic device is threaded over the guidewire to perform the necessary treatment. After treatment, angiography, IVUS and FM are used to ensure that the therapy has been optimized and determine that no additional treatment is necessary.
Although great strides have been made in improving percutaneous interventional techniques, significant challenges remain that reduce the effectiveness of current treatments and limit the number of complex procedures and the types of diseases that can be diagnosed and treated. These challenges primarily involve limitations of angiography as the primary means for diagnosing and guiding percutaneous interventions and the historical limitations of IVUS and FM products.
Angiography
Traditionally, interventionalists have relied on the use of angiography to identify diseased portions of vessels, to monitor treatment and to evaluate the therapeutic result. Angiography requires injection of a contrast dye into the artery to be imaged. By observing the flow of the dye through the artery on a monitor connected to an x-ray device, the interventionalist estimates the size and shape of the arterial lumen. Because flowing blood disperses the dye, repeated injections are necessary to permit prolonged imaging which results in radiation exposure to the patient and physicians. Since angiographic images are grayscale and two-dimensional, they provide limited information about the lesion and artery and also make it difficult to assess complex artery anatomy and bifurcations. In addition, angiography lacks the ability to provide any information about plaque and its composition.
Challenges persist with angiographic approaches to diagnosing and treating vascular and structural heart disease, including:

•	inability to identify composition or quantity of plaque;

•	difficulty in assessing the need for stent therapy;

•	developing stent deployment strategies such as geographic location, balloon pressures, pre-dilatation and vessel preparation;

•	accurately determining stent sizing, length and diameter;

•	difficulty in properly placing the stent; and

•	difficulty in accurately assessing stent deployment and therapeutic outcome.
The American College of Cardiology guidelines state that the limitations of coronary angiography for percutaneous diagnostic and interventional procedures can be reduced by the use of adjunctive technology such as intracoronary ultrasound imaging, flow velocity and pressure. Information obtained from the adjunctive modalities of intravascular imaging and physiology measured by FM can improve outcomes.
For the diagnosis and treatment of structural heart disease, challenges include precisely diagnosing the disease, delivering the treatment device to the correct site and assessing results through angiography. Consequently, numerous patients who could be candidates for percutaneous interventional approaches are prescribed less than optimal drug therapy or referred to invasive surgery.
Conventional Intravascular Ultrasound (IVUS)
During IVUS, an imaging device is placed inside a vessel to produce a cross-sectional image of the size and shape of the vessel’s lumen and provides information concerning the composition and density of the plaque deposits and the condition of the layers of the surrounding vessel walls. IVUS imaging is based on the same principles employed in sonar. High frequency ultrasonic waves are generated by a transducer and directed at the tissue to be imaged. When the sound waves encounter the tissue, they are reflected back to the transducer. Harder substances reflect the ultrasonic waves more strongly than softer substances, which absorb more of the wave’s energy. Analysis of the time delay and strength of the returned signal determines the distance to and composition of the tissue.
IVUS allows the direct visualization of vascular anatomy during percutaneous diagnostic and therapeutic procedures and is used in conjunction with angiography. Physicians using IVUS employ a timed pullback technique to produce a longitudinal view of the vessel. Unlike angiography, which depicts a silhouette of the lumen, IVUS displays continuous real-time longitudinal and cross-sectional perspectives of the artery. Currently, IVUS users need to manually draw lumen and plaque borders to directly measure lumen dimensions, cross-sectional area, and artery and lesion length. In addition to luminal measurements, IVUS imaging of the soft plaque within the arterial wall enables the characterization of plaque size, distribution and composition. Studies have demonstrated IVUS can detect the presence or absence of structural abnormalities of the vessel wall after percutaneous interventions, including dissections, tissue flaps, blood clots, perforations and irregular surface features and can detect the incorrect deployment of a stent including under expansion, malapposition and incomplete lesion coverage. Studies have shown that 50% of stent deployment issues detected by IVUS were not visible by angiography.
Today, IVUS is used both prior to percutaneous intervention to assess the artery and determine the appropriate percutaneous interventional therapy and after the percutaneous interventional therapy to assess the therapeutic result. IVUS is used in both coronary and peripheral artery percutaneous interventions as well as for structural heart diseases, such as AAA and thoracic aneurysms. Numerous randomized controlled clinical studies have demonstrated acute and long-term benefits of IVUS guidance in stent implantation and also indicate that information generated by IVUS can lead to a change in percutaneous interventional strategy in 20% to 40% of cases. In particular, the knowledge gained from IVUS on the presence, location, extent and composition of plaque can significantly affect the choice of therapy such as stent deployment, can determine whether balloon angioplasty and atherectomy should be used during a procedure and can ultimately improve outcomes. Additionally, precise measurements of lesion length and vessel size can guide the optimal sizing of stents to be deployed as well as the location for deployment. For effective therapy, drug-eluting stents need to be placed so that they are in contact, or apposed, to the vessel wall. The ability of IVUS to provide anatomic information allows physicians to use the information to ensure optimal stent apposition upon placement. Physicians are also treating increasingly complex lesions that require optimal placement of multiple stents and the use of IVUS facilitates their ability to achieve best results.
Despite the benefits of IVUS technology, limitations of conventional IVUS have hindered its market penetration in PCIs to approximately 10% of U.S. procedures. These limitations include the following:

•	grayscale imaging;

•	limited plaque compositional information, such as the inability to identify various forms of soft plaque;

•	lack of IVUS image co-registration, or synchronization, with angiographic images;

•	lack of IVUS integration into the cath lab;

•	limited reimbursement;

•	additional procedure time; and

•	training required to gain proficiency in IVUS.
These limitations of IVUS have hindered market penetration and adoption in the United States and Europe. However, based on annual sales of catheters in Japan and the number of annual PCI procedures performed in Japan, we estimate market penetration in Japan is over 50% of PCIs as physicians have recognized the benefits of better diagnosis, therapy planning and therapy delivery that IVUS provides. We believe addressing the historical limitations of IVUS could improve IVUS penetration in the U.S., European and Japanese markets.

An IVUS product includes a console and single-procedure disposable catheters. Conventional IVUS consoles weigh over 300 pounds and are often shared among cath labs. Based on reported worldwide annual sales of IVUS consoles and catheters, we estimate the worldwide IVUS market grew from $231 million in 2004 to $281 million in 2005, an increase of 22%. We estimate that over 80% of worldwide annual sales were from single-procedure disposable catheters. Millennium Research Group, or MRG, estimates that in 2004 approximately 110,800 coronary IVUS catheters were used out of approximately 1.1 million PCIs in the United States, implying a 10% penetration of PCIs. MRG expects penetration to increase to nearly 15% by 2009.
According to MRG, numerous trends are driving IVUS catheter sales. The number of diagnostic and percutaneous interventional procedures in the United States is increasing due to an aging population moving into higher risk age categories for vascular disease. Trends in the aging population combined with the increased use of drug-eluting stents to treat complex vascular disease is increasing the prospective patient base for PCIs, which in turn is driving increased use of IVUS and IVUS catheters. In addition, positive clinical study results demonstrating the efficacy of IVUS in improving treatment and the overall cost-effectiveness of IVUS are driving market acceptance. Further, use of IVUS in large scale clinical studies is increasing the base of physicians with expertise in using IVUS. Lastly, in November 2004, the Centers for Medicare and Medicaid Services, or CMS, announced that it had established codes for tracking IVUS procedures to ensure that healthcare providers are reimbursed appropriately. If additional reimbursement is authorized, practitioners are likely to increase the number of catheters purchased.
Functional Measurement (FM)
FM devices measure the pressure and flow characteristics of blood around the lesion thereby allowing physicians to gauge the lesion’s impact on blood flow and pressure. FM devices produce a simple, reliable and reproducible measurement of a lesion’s blood flow limiting characteristics and are used in conjunction with angiography. This physiological measurement provides physicians with specific clinical guidance on appropriate treatment.
With growing numbers of patients with acute coronary syndromes, or ACS, undergoing diagnosis and treatment and the increasing numbers of patients with multi-vessel CAD, complementary physiologic lesion assessment for directing revascularization is of increasing value. Clinical studies have demonstrated the usefulness of fractional flow reserve, which is measured by FM, for the assessment of intermediate lesions in single-vessel and multi-vessel disease. In addition, the use of FM during angioplasty and after stent deployment has prognostic value for major adverse cardiac events after percutaneous intervention. Finally, with economic concerns about the appropriate use of drug-eluting stents, FM assessment can be used to direct intervention only to those lesions that can best be treated by expensive drug-eluting stents, thereby resulting in significant cost savings. Countries such as the United States, Germany and Belgium have added reimbursement codes in the last two years to support the use of pressure and flow guidewires due to economic concerns about the over use of drug-eluting stents in non-flow limiting lesions.
Historically, the low cost of bare metal stents, limited reimbursement, lack of percutaneous interventional treatment of complex CAD and lack of cath lab integration have limited market penetration of FM to less than 1% of PCIs in the United States. Additionally, the majority of lesions treated were single, non-complex lesions that were treated with only one short bare metal stent and consequently were not perceived to require the information provided by FM. Pressure guidewires were perceived to be difficult to use and, in some cases, guided physicians not to treat with stenting, contrary to common practice.
An FM product includes a console and a single-procedure disposable guidewire. FM consoles are designed to be mobile and moved among cath labs or integrated and installed in both new and replacement cath labs. Historically, consoles were not integrated into the cath labs’ data management systems or work flow. We believe the recent introductions of FM consoles that are smaller and integrate into the cath lab for the first time represent a significant improvement in ease of use.

Vulnerable Plaque
Vulnerable plaque, a specific type of plaque that is responsible for the majority of heart attacks and strokes, has remained an untreated medical condition because it currently cannot be diagnosed. According to a Journal of the American College of Cardiology article, vulnerable plaque is defined as a plaque, often not stenotic, that has a risk of becoming disrupted and forming a clot. It can occur in the coronary or peripheral arteries and has the ability to rupture at any time, without warning, causing a heart attack or stroke. This rupture often kills or debilitates a victim by reducing heart or brain function, and in many cases affects people who otherwise appear to be in good health.
While both may lead to heart attacks or strokes, stable and vulnerable plaque differ in structure and in how they ultimately affect the vascular system. Stable plaque usually has a thick fibrous cap and is often stenotic, usually occluding a vessel by 75% or more although symptoms are likely to begin to appear at 50% stenosis. Conversely, vulnerable plaque is usually asymptomatic and not stenotic as it often occludes vessels by less than 50%. Peer reviewed articles indicate that up to 86% of heart attacks are caused by plaque that occludes less than or equal to 70% of the lumen. Unlike stable plaque, which can be diagnosed by conventional methods and treated by stents and angioplasty devices, the ability to diagnose and therefore treat vulnerable plaque does not exist.
There are no diagnostic modalities that have been proven in clinical studies to identify vulnerable plaque. Expansion of percutaneous interventions to treat vulnerable plaque will occur only after there is clinical evidence that existing or new diagnostic modalities can detect vulnerable plaque and predict its risk of leading to a clinical event. Vulnerable plaque has been characterized by the presence of active inflammation, thinning fibrous cap, development of a large lipid necrotic core, superficial platelet aggregation on the endothelium, or the layer of thin, flat cells that line the interior surface of blood vessels, and intraplaque hemorrhage.
Published medical literature from Massachusetts General Hospital and Harvard Medical School demonstrated in hypothetical modeling that, in selected patients with coronary artery stenosis being treated with PCI, a new catheter-based test used to detect vulnerable plaque in combination with drug-eluting stent placement in the vulnerable plaque would, under numerous conditions, not only be less expensive but also be more effective than current practice. The reason for this predicted beneficial outcome is that successful detection and treatment of vulnerable plaque would prevent many unfavorable events, including stable angina, unstable angina, heart attack, heart failure, arrhythmia, and sudden death, that are associated with significant costs and decrements in quality of life. In the study, when applying this hypothetical model to 1 million patients in the United States undergoing PCI, the use of a new catheter-based test to detect vulnerable plaque in combination with drug-eluting stent placement would add 370,000 quality-adjusted life years and $1.2 billion per year in cost savings.
Based on industry estimates, we believe there were over 4 million diagnostic coronary angiographies and approximately 2 million PCIs performed worldwide last year. As such, we believe there is an opportunity to develop a catheter-based percutaneous diagnostic device to be used in these approximately 6 million cases to detect and risk stratify vulnerable plaque and then guide the appropriate therapeutic percutaneous intervention.
Our Solution
We offer a broad suite of IVUS and FM products that we believe enhance the percutaneous interventional treatment of vascular and structural heart disease by improving the efficiency and efficacy of existing percutaneous interventional procedures and by enabling important new therapeutic solutions. We believe that the clinical information provided by our products improves the diagnosis and treatment of vascular disease by aiding interventionalists in identifying diseased arteries, selecting a course of treatment, positioning a therapeutic device, treating diseased sites and assessing treatment results. Our technologies represent important advancements in the ongoing trend towards percutaneous interventional therapeutic procedures in the cath lab and provide substantial, clinically important improvements and cost efficiencies over existing methods. Our products seek to deliver all of the benefits associated with conventional IVUS and FM devices, while providing enhanced functionality and proprietary features that address the limitations associated with conventional forms of these technologies. As a result, we believe that our products have the potential to become the standard of care for these procedures and will address the needs of patients, hospitals, physicians and third-party payors on a cost-effective basis by:

•	Accelerating the trend towards less invasive procedures. Four major trends are driving the demand for less invasive cardiovascular procedures: improved non-invasive diagnostic and therapeutic techniques; cost-containment pressures from payors; increasing incidence of vascular and structural heart disease; and patient demand for less invasive procedures which require shorter hospital stays and allow more rapid recovery. This shift to less invasive procedures requires diagnostic modalities that can provide more comprehensive clinical information than angiography. Our IVUS products offer continuous, real-time three-dimensional imaging, plaque visualization, color-coded identification of plaque composition, and automatic drawing of lumen and plaque borders allowing for automatic vessel sizing. Our IVUS and angiography co-registration product is being designed to allow physicians to traverse the length of the vessel on the angiogram while simultaneously looking at the parallel cross-sectional IVUS image. Our FM products offer physicians a simple pressure and flow based method to determine whether stenting or additional percutaneous intervention is required. We believe our combination of IVUS enhancements and functional assessment is instrumental in facilitating less invasive procedures.

•	Improving the outcomes of percutaneous interventional procedures. A key determinant of positive therapeutic results in percutaneous interventions is having sufficient information about the plaque or lesions. Inadequate or imprecise sizing and anatomical information can result in incorrect stent selection, incomplete stent apposition to the arterial wall, asymmetric expansion of the stent, incorrect geographical deployment relative to the lesion, and dissection of the arterial wall. Clinical data has shown that use of IVUS and FM in conjunction with angiography during percutaneous interventional procedures can result in better outcomes. Numerous studies have shown the acute and long-term benefits of IVUS guidance in stent deployment. For example, studies have demonstrated that physicians change their percutaneous interventional strategies in 20% to 40% of cases and that 50% of stent deployment issues detected by IVUS are not visible by angiography. We believe our products, enabled with novel technological enhancements, provide clinically significant information that improves the outcomes of current and increasingly complex percutaneous interventional procedures.

•	Enabling new procedures to treat CAD, PAD and structural heart disease. Current treatment of a number of vascular and structural heart diseases, including coronary, peripheral and carotid artery disease and atrial fibrillation, is limited by conventional catheter-based techniques and angiography. Today, many patients with these diseases are prescribed drug therapy or referred to invasive surgical procedures because of the difficulty in diagnosing and treating percutaneously. In addition, physicians today cannot diagnose and therefore treat vulnerable plaque. Because our technologies address many of these current limitations, we believe our products provide the potential to enable these diseases to be diagnosed and optimally treated percutaneously.

•	Improving ease of use of IVUS technologies to drive market adoption. Developing the expertise required to perform percutaneous interventional procedures typically requires advanced training beyond that required to become a specialist physician. Additionally, in order to use conventional IVUS products, physicians require comprehensive training to operate the system, interpret the images and manually draw lumen and plaque borders within the IVUS grayscale images, which has hindered market adoption. We believe our products, especially our recent IVUS product enhancements such as automatic real-time drawing of lumen and plaque borders, automatic vessel sizing, color-coded identification of plaque composition and IVUS and angiographic image co-registration currently under development, allow doctors to use IVUS with less training while still providing substantially more and better information. Our products also help physicians to conduct increasingly complex percutaneous procedures.

•	Decreasing the number of interventional devices used per procedure and optimizing their usage. Our IVUS and FM products have the potential to reduce the number of devices deployed thereby lowering treatment costs. IVUS provides the interventionalist the information to optimize stent sizing and placement. This can help eliminate the need for additional stents or the use of accessory products like balloons to correct for inaccurate stent deployment and apposition issues. In addition, FM products offer the opportunity to physiologically assess lesion severity and determine whether expensive drug-eluting stents are needed, and we believe can be used to appropriately rationalize use of drug-eluting stents only in flow-limiting lesions.

•	Decreasing exposure to x-ray angiography radiation and to contrast dye injections. We believe our recently introduced products will enable users to reduce procedure time and radiation exposure. During conventional catheter-based procedures, the clinicians and patients are exposed to harmful x-ray radiation. Use of IVUS reduces the amount of time that angiography visualization is required, thereby reducing procedure time and radiation exposure to physicians and patients. Additionally, fewer angiography views reduce the amount of contrast dye injected, which can be harmful to patients in large doses.
Our Strategy
Our goal is to establish our IVUS and FM products as the standard of care for percutaneous interventional procedures. The key elements of our strategy for achieving this goal are to:

•	Increase market share in existing IVUS and FM markets. We believe that our differentiated, patent-protected technologies represent important advancements in the ongoing trend towards percutaneous interventional therapeutic procedures in the cath lab and provide substantial, clinically significant improvements and cost efficiencies over existing technologies. To our knowledge, no other company offers the broad product suite we offer, and we continue to introduce product enhancements to meet physicians’ needs for improved visualization, characterization, and ease of use. For instance, our recent product enhancements automate processes that previously had to be performed in a manual, time-consuming and potentially imprecise fashion. We believe these enhancements make our products easier to use than competing products while providing substantially more and better information to improve procedural outcomes, thereby driving greater usage of our IVUS and FM products within the existing percutaneous interventional market.

•	Increase IVUS and FM adoption rates. Given the relatively low current U.S. adoption rate of IVUS, a significant opportunity for growth lies in expanding usage of IVUS by interventionalists. We are working on three strategies to increase penetration. First, we have addressed limitations of conventional IVUS such as difficulty in use, lack of automation and grayscale imaging by developing technologies and introducing features such as automatic real-time drawing of lumen and plaque borders, color-coded identification of plaque composition, and automatic vessel sizing. Furthermore, we are working with Paieon to develop IVUS and angiographic image co-registration functionality for our IVUS consoles. Second, we recently developed PC-based IVUS and FM consoles that can be integrated easily into cath labs, thereby making it easier for physicians to adopt our products. Integrated cath lab versions of our consoles and advanced functionality options are part of our vfusion cath lab integration initiative. The significantly expanded capabilities of our vfusion offering will allow for networking of patient information, control of IVUS and FM information at both the operating table and in the cath lab control room, as well as the capability for images to be displayed on standard cath lab monitors. We expect to continue to develop new products and technologies to expand our vfusion offering, which we believe will become standard features of cath labs and increase adoption of our products. Third, we have pursued collaborations such as our agreement with GE, in which our integrated IVUS products will be included on all of GE’s initial quotes for cardiovascular and interventional radiology systems.

•	Leverage our installed base to drive single-procedure disposable device revenues. We have a worldwide installed base of over 1,400 IVUS consoles and over 700 FM consoles. We intend to grow and leverage this installed base to drive recurring sales of our single-procedure disposable catheters and guidewires. In 2005, the sale of our single-procedure disposable catheters and guidewires accounted for approximately 70.4% of our revenue. With the recent launch of the s5 family of IVUS consoles, we expect to continue to grow our worldwide installed base of consoles and increase our recurring revenue stream from sales of our single-procedure disposable products to our installed base.

•	Develop clinical applications for and utilization of our technology in new markets. We plan to leverage our current technology to expand into new markets and increase clinical applications through clinical studies, conducted by us or with companies such as Guidant, GSK and Goodman in Japan. We have several programs underway to expand the use of our technology in percutaneous interventional procedures and drug studies. These include (1) developing technology supported by clinical data to diagnose and guide treatment of vulnerable plaque and carotid artery disease, (2) developing a family of intracardiac echo products based on our existing technologies to improve treatments of structural heart disease, (3) combining the imaging capability of IVUS onto existing therapeutic devices provided by others such as balloons, guidewires or CTO re-entry devices, and (4) using our current technologies in on-going or planned drug studies conducted by pharmaceutical and biotechnology companies.

•	Enhance product capabilities and introduce new products through collaborations or acquisitions. We have a successful track record of acquiring and licensing technologies and collaborating with third parties to create synergistic product offerings. For instance, we licensed from The Cleveland Clinic Foundation the VH technology that now forms the core of our ability to determine the composition of plaque, and we are working with Paieon to develop the technology to synchronize IVUS and angiographic images. We acquired from Philips the intellectual property rights allowing us to develop our Revolution rotational catheter. Additionally, we have entered into relationships with companies that incorporate our technology into their products, such as Medtronic’s Pioneer re-entry device. Given our manufacturing, research and development, and global distribution capabilities, we believe there will be additional opportunities to leverage these capabilities through technology or company acquisitions as well as collaborations.

•	Improve manufacturing efficiencies and reduce costs to improve margins. We believe that by moving to PC-based consoles and improving our manufacturing processes through increased automation and design improvements, we will be able to continue to reduce the cost to manufacture our consoles and single-procedure disposable products.

•	Continue to expand and protect our intellectual property position. We have a broad portfolio of 170 owned or licensed U.S. and international patents and 76 applications for owned or licensed patents. We intend to continue to expand our intellectual property position to protect the design and use of our products, principally in the areas of IVUS and FM for the diagnosis and guidance of treatment of vascular and structural heart disease.
Our Products
Our products include IVUS and FM consoles, IVUS catheters, FM guidewires and advanced functionality options. Our consoles are marketed as stand-alone units or units that can be integrated into the cath lab. We market the integrated cath lab version of these consoles and advanced functionality options as part of our vfusion cath lab integration initiative. Our s5i console is made up of components that can be customized to each cath lab’s specifications and integrated into any cath lab. Our s5ge console is specifically designed and manufactured for GE to integrate into GE’s Innova cath labs. Upon commercialization of our s5i and s5ge consoles and other new products and technologies, our vfusion offering will include cath lab-integrated IVUS and FM capabilities, real-time VH with color-coded identification of plaque composition, automatic real-time drawing of lumen and plaque borders, and IVUS and angiographic image co-registration in two- and three-dimensions. Our vfusion offering will also support IVUS integrated with other interventional devices, such as Medtronic’s Pioneer re-entry device, used to cross lesions that are completely blocked. The significantly expanded functionality of our vfusion offering will allow for networking of patient information, control of IVUS and FM information at both the operating table and in the cath lab control room, as well as the capability for images to be displayed on standard cath lab monitors. We expect to continue to develop new products and technologies to expand our vfusion offering.
Our IVUS Products
Our IVUS products are comprised of consoles, catheters and advanced functionality options.

Consoles
We design, manufacture and commercialize consoles that are proprietary, high-speed computer systems that process the signals received from our IVUS catheters. These consoles generate high-resolution images which can be displayed on a monitor and can be permanently stored on the system or another medium. As of February 28, 2006, over 1,400 of our IVUS consoles are in active use.
We have a family of consoles including our IVUS In-Vision Gold, or IVG, and the new PC-based s5. The new s5 family of consoles, which will be our primary console following its full commercial launch, is substantiality smaller, lighter and less expensive to manufacture, and has enhanced functionality. The s5 family of products was launched on a limited basis at the beginning of 2006, and when fully launched we intend for our s5 consoles to include real-time VH. In addition, IVUS and angiographic image co-registration is being developed for our IVUS consoles and we are developing rotational catheter compatibility for the s5 family of products. The s5 family has three different models:

s5: This portable and mobile console is the lightest product on the market, and we believe it has the simplest and easiest user interface. The s5 weighs 95 pounds compared to greater than 300 pounds for our IVUS IVG console and Boston Scientific’s Galaxy.

s5i: This console is made up of components that can be customized to each cath lab’s specifications and integrated into any cath lab while retaining the full functionality of the s5. When the s5i is integrated into the cath lab, it works seamlessly with the workflow of the cath lab in terms of manipulating and archiving patient images and data.

s5ge: This console is being specifically designed and manufactured to be integrated into GE’s Innova cath labs. It is made up of the same components and functionality of an s5i for customization with each cath lab’s specifications. Additionally, GE’s Innova system has a touch screen controller that is located on the cath lab patient table to control the functions of the cath lab and, following the development of the s5ge, will include IVUS.

Catheters
Our single-procedure disposable catheters only operate and interface with our family of IVUS consoles. We are the only company that offers phased array catheters and, after our anticipated commercial launch in mid-2006 of our Revolution rotational IVUS catheter, we will be the only company that markets both phased array and rotational catheters. We believe this will allow us to meet the needs of a greater number of physicians than our competitors. Each phased array IVUS catheter contains a cylindrical transducer array with 64 elements capable of separately sending and receiving signals. Our 45 MHz Revolution rotational catheter will be the highest frequency catheter on the market and we believe it will offer better near-field resolution than competitive rotational catheters. The Revolution develops images by rotating a single transducer element inside the tip of the catheter using a flexible torque cable. Our Eagle Eye Gold, Visions PV .018, Visions PV 8.2 and Revolution catheters vary in their principal use, frequencies, shaft sizes, shaft lengths, guidewire compatibility and distal tip lengths. These differences allow for the use of different catheters in various portions of the vascular system.

Advanced Functionality
Our IVUS products incorporate key features that add valuable clinical functionality addressing a number of the historical limitations of conventional IVUS and we intend to incorporate additional functionality in the future. Our IVUS products now incorporate VH which contains in vivo color-coded identification of plaque composition and automatic drawing of lumen and plaque borders. Furthermore, IVUS and angiographic image co-registration functionality is being developed for inclusion in our IVUS products.
Virtual Histology. Conventional IVUS allows the visualization of atherosclerotic plaque. However, in standard IVUS grayscale images, calcified regions of plaque and dense fibrous components generally reflect ultrasound energy well and thus appear bright and homogeneous. Conversely, regions of low echo reflectance are usually labeled as soft or mixed plaque. However, the visual interpretation is limited and does not allow qualitative and quantitative real-time assessment of plaque composition. This makes reading IVUS images difficult, drawing lumen and plaque borders cumbersome and identifying vulnerable plaque not possible.
Our IVUS VH product, commercially launched in 2005, allows for the first time, easy to read and interpret IVUS images with color-coded identification of plaque types. Our internal clinical studies indicate that VH is 93% to 99% accurate at differentiating the four plaque types: fibrous, fibro-fatty, necrotic core and dense calcium. Additionally, a key element of the VH product is the capability to provide automatic drawing of lumen and plaque borders. This feature enables automated vessel sizing, which makes it easier and faster to use our IVUS products. Finally, VH offers the potential to identify vulnerable plaque alone or in conjunction with other techniques. Prior to our license agreement entered into in April 2002, The Cleveland Clinic Foundation had been developing the technology for over seven years, and we continued to jointly develop the product until its launch. From VH’s commercialization in May 2005 to December 2005, we shipped and installed over 500 products either as part of new IVG consoles or as options added onto IVG consoles.
IVUS and angiography co-registration. Currently, angiographic images are displayed on a bank of monitors above the patient table in the cath lab and the IVUS images are displayed on the IVUS console to the side of the patient table. We are working with Paieon to develop IVUS and angiographic image co-registration functionality for our IVUS consoles. The co-registration functionality is being developed so that while angiograms are generated, an IVUS pullback and imaging is performed, and a synchronized IVUS and angiographic image set is displayed. This functionality is being designed to allow the physician to examine the synchronized images and see where on the angiogram image the plaque is and the exact lumen and vessel dimensions along the artery. We believe that this feature will make it easier for physicians to take advantage of IVUS in diagnosing, planning, treating and assessing the percutaneous intervention while working in the familiar imaging modality of angiography.
The synchronization of IVUS and angiographic images offers a number of significant potential benefits over standard angiography, including fewer angiographic views and radiation being required to make therapeutic decisions. Additionally, synchronization provides three-dimensional imaging, elimination of anatomical clutter with three-dimensional reconstructions of the angiographic image and also provides accurate techniques for sizing, deploying and assessing stent placement. Although the co-registration development efforts are on-going, we do not have a definitive agreement with Paieon regarding these efforts. If we are not able to reach a definitive agreement with Paieon it may prevent us from commercializing this functionality or delay our expected commercialization of this product on our IVUS IVG consoles in mid-2006 and on the s5 consoles in 2007.

The following table summarizes our upcoming IVUS related product launches:

	Expected	Expected
	U.S. and European	Japanese
	Launch Date	Launch Date
Product

Consoles
s5 grayscale	Launched	2H 2006
s5 with VH	Mid-2006	2H 2006
s5i with VH	Mid-2006	1H 2007
s5ge with VH	2H 2006	1H 2007

Catheters
Revolution on IVG consoles	Mid-2006	2H 2007
Revolution on s5 family of consoles	1H 2007	2H 2007
Revolution supporting VH on IVG	1H 2007	2H 2007
Revolution supporting VH on s5	1H 2007	2H 2007

Advanced Functionality Options
IVG Co-registration	Mid-2006	2H 2006
s5 family Co-registration	1H 2007	2H 2007
Our FM Products
Our FM products consist of pressure and flow consoles and single-procedure disposable pressure and flow guidewires. We believe we are the only company that offers a full line of pressure and flow guidewires as well as a guidewire that can measure both pressure and flow. Our consoles are mobile, proprietary and high speed electronic systems with different functionalities and sizes designed and manufactured to process the signals received from only our guidewires. ComboMap, our mobile PC based high-end full-functionality console introduced in 2005, is the first and only product that can measure pressure and flow. The SmartMap is our compact limited functionality pressure product that is designed to be integrated into a cath lab. We offer a family of guidewires including Smartwire II/Brightwire II and WaveWire, each of which measures pressure, ComboWire, which measures pressure and flow, and FloWire, which measures flow. The guidewires vary in their shaft lengths, wire stiffness and tip configuration. A major factor in a clinician’s purchase decision is the maneuverability and handling of the guidewire, and we have documented through internal testing that our Smartwire pressure guidewires are the best handling pressure guidewires on the market.
Product Expansion
Our Vulnerable Plaque Products and Technology
We have accumulated a portfolio of patent protected technologies and products for the identification of vulnerable plaque including IVUS, IVUS VH tissue characterization, IVUS palpography, and elastography and intravascular thermography. IVUS palpography and elastography involve measuring the strain of the lumen and the plaque respectively with ultrasound signals gained during different cardiac cycles. Intravascular thermography involves directly measuring the temperature on the inner wall of the artery with a catheter-based device. We have developed fully functional working devices for each of these technologies and have used them all in clinical studies. At this time, our focus is on our IVUS base of technologies to identify and risk stratify vulnerable plaque with other patient related information that is readily available.

With our IVUS and FM technologies we have been able to clinically demonstrate that we can identify many of the characteristics and locations of vulnerable plaque, including:

•	unstable plaque;

•	necrotic core and dense calcium tissue;

•	location of the necrotic core within the plaque;

•	plaque composition by percentages and quantities through in vivo tissue characterization of the artery by 0.5 mm slices;

•	locations with evidence of previous plaque rupture;

•	positive remodeling of the vessel;

•	high and low strain lumen caps;

•	location of the plaque in the most dangerous proximal third of the artery; and

•	hemodynamic significance.
We are now in the process of conducting numerous clinical studies to correlate vulnerable plaque to its clinical significance and risk.
Combination IVUS and Therapeutic Devices
As more procedures move to percutaneous interventional approaches, there is an opportunity to combine the imaging capability of IVUS onto therapeutic devices. Examples of devices that have been developed and tested include CTO re-entry devices, IVUS with balloons, stents, guidewires, and cell or drug delivery systems for angiogenesis, or the proliferation of blood vessels, and myogenesis, or the proliferation of heart tissue. We currently have a commercial relationship with Medtronic in which we provide them with IVUS imaging components that are incorporated onto their Pioneer CTO re-entry device for peripheral artery applications. This product is also being used in clinical studies by Medtronic in collaboration with Genzyme Corporation for delivery of cells to the myocardium in an attempt to create viable myocardium. There are a number of additional possibilities to use IVUS to help guide lead placements for implantable cardiac rhythm management, or CRM, devices, implant percutaneous valves, implant AAA grafts, guide directional atherectomy, guide percutaneous bypass and place inferior vena cava filters. Additionally, there are opportunities to extend the utility of the pressure and flow guidewires into different electrophysiology applications and structural heart disease assessments. Examples include pressure measurements for optimizing lead placements or optimizing CRM implant settings. We are currently working with device manufacturers to test the use of IVUS and FM for some of these applications.
Clinical Program
We have pursued a clinical development strategy of using FDA-cleared IVUS products to be at the forefront in demonstrating utility in markets into which we are attempting to increase penetration or which we intend to develop as new markets. These markets include stent placement and optimization, vulnerable plaque detection and therapy guidance in the coronary and carotid arteries. Our clinical studies are generally post-marketing studies conducted to provide data regarding diagnostic effectiveness and disease treatment outcomes. These studies often collect acute, procedural, safety and long-term efficacy data. They include randomized prospective studies, registries and single-center studies. The goal of our vulnerable plaque clinical program is to identify, risk assess, and guide percutaneous interventional and pharmacologic treatment of vulnerable plaque in the coronary and carotid arteries.

The following is a summary of certain of our ongoing and completed clinical studies:

Study	Indication	Study Design	Status	Collaborator(s)

PROSPECT (US/Europe)	Natural history study of plaque to investigate non-flow obstructing lesions with an increased risk for future coronary events	700 patient, multi- center study of ACS patients with single or double CAD; non- randomized	Enrollment ongoing	Guidant

Volcano VH Registry (Worldwide)	Study of correlation of plaque characteristics with patient demographics, clinical presentation and cardiac risk factors	3,000 patient, non- randomized prospective, multi- center, global, registry imaging study	Enrollment ongoing	—

SPECIAL (Japan)	Natural history study of vulnerable plaque to investigate non-flow obstructing lesions with an increased risk for future coronary events	2,000 patient, randomized multi- center study of ACS patients with single or double CAD	Enrollment begins Q2 2006	Goodman; Fukuda

IBIS-1 (Europe)	Investigate invasive imaging modalities to detect and characterize high risk coronary lesions	85 patient, prospective, single center, non- randomized, investigator initiated, observational study	Enrollment and follow-up completed	GlaxoSmithKline

IBIS-2 (Europe)	Estimate the effect on the novel GSK Lp-PLA 2 inhibitor on circulatory biomarkers and coronary plaque biomechanical properties as well as endothelial dysfunction, coronary plaque volume and composition with IVUS grayscale palpography and VH	300 patient, international, randomized, placebo- controlled, parallel- group, one year treatment study	Enrollment ongoing	GlaxoSmithKline

CAPITAL (US)	Evaluate the prevalence and correlation of the data provided by IVUS grayscale and IVUS VH, such as plaque components, quantities, configurations and location, to patient demographics, clinical presentation and risk factors for carotid artery disease	30 patient, single- center study	Enrollment ongoing	Arizona Heart Institute
Providing Regional Observations to Study Predictors of Events in the Coronary Tree (PROSPECT)
PROSPECT, sponsored by Guidant and us, is the world’s first natural history study of plaque. The purpose of the multi-center imaging study of patients with unstable atherosclerotic lesions, is to identify imaging modalities or blood markers of inflammation that indicate which non-flow limiting lesions are at higher risk for future acute coronary events. Approximately 700 ACS patients in the United States and Europe with single or double vessel CAD will be enrolled and followed for up to five years. In addition to angiography, IVUS grayscale, IVUS VH tissue characterization, IVUS palpography involving a sub-group only and biomarkers will be utilized to explore the relationship between observations of these modalities and subsequent cardiac events. To establish a baseline, IVUS imaging will be performed on all three major coronary arteries and biomarkers will be assessed. In the event of a major adverse cardiac event, or MACE, such as cardiac death, cardiac arrest, re-hospitalization for unstable angina, myocardial infarction, or revascularization by PCI or coronary artery bypass graft, or CABG, patients will be re-imaged in both the vessel in which the lesion causing the event occurred and in non-affected vessels. Event rates will be determined on the date that the patient is in the hospital and then after 30 days, 180 days, one year and yearly thereafter for up to five years. This study is designed to prove that our IVUS technology is predictive, and can identify those plaques that are vulnerable and may cause coronary events. The study commenced enrollment in January 2005. As of February 28, 2006, there were 590 patients enrolled in the study and enrollment was projected to be completed in the first half of 2006.
Volcano VH Registry
We sponsor a VH Registry, the world’s first in vivo study of the prevalence of atherosclerosis and its plaque components in the coronary arteries. The purpose of the registry is to allow researchers to understand the correlation of data provided by IVUS and IVUS VH, such as plaque components, quantities, configuration and location, to patient demographics, clinical presentation and cardiac risk factors. The registry is a prospective, global multi-center, non-randomized, all-comer study of up to 3,000 PCI patients in the United States, Europe and Japan. Each participant will undergo IVUS imaging of coronary arteries to be stented and will be eligible to undergo IVUS imaging of the same arteries should such participant experience a subsequent cardiac event that requires catheterization. This allows comparison of the initial and follow-up data to begin to draw observations on correlations between the initial images and plaque progression or clinical events. This study will ascertain the prevalence of non-flow obstructing lesions by tissue characteristics, but not the clinical significance, in an attempt to provide a broader view of the prevalence of disease characteristics in the ACS population as well as the broader PCI population. The study commenced enrollment in March 2004. As of February 28, 2006, there were 2,795 patients enrolled in the study and enrollment is projected to be completed in the first half of 2006.
Study of Prospective Events in Coronary Intermediate Atherosclerotic Lesions (SPECIAL)
SPECIAL, sponsored by Goodman, Fukuda Denshi and us, is the world’s first natural history study of vulnerable plaque with invasive imaging follow-up of a portion of the patients enrolled regardless of whether they have a clinical event or not. The purpose of the study is to identify imaging modalities and/or blood markers of inflammation which may aid in the identification of vulnerable plaque which increases risk of future acute coronary events in ACS patients. We will enroll 2,000 ACS patients with single or double vessel CAD at approximately 100 centers in Japan, with half randomized into an IVUS arm and half into a non-IVUS arm. Patients in the IVUS arm will be imaged with angiography and IVUS and these images supplemented by VH tissue characterization and biomarkers. Patients in the non-IVUS arm will be imaged with angiography alone. In the event of a MACE, patients will be re-imaged with the technology they were imaged with at baseline. Additionally, all patients will be imaged 12 months after the original procedure with the same technology they were imaged with at baseline. The two primary endpoints of the study are the MACE associated with progression of plaque during a 12 month period and the progression of plaque as measured by angiography and IVUS VH 12 months after intervention. SPECIAL is designed to validate the clinical significance of vulnerable plaque and provide additional information on silent plaque progression which can lead to clinical events. Study enrollment is scheduled to start in the second quarter of 2006. Enrollment is projected to be completed by the end of 2007, and the last 12 month invasive follow up is projected to be completed by the end of 2008.
Integrated Biomarker and Imaging Study (IBIS-1)
IBIS-1, sponsored by GSK and us, was a prospective, single-center, non-randomized, investigator-initiated, six-month observational study of 85 patients. IBIS-1 investigated the efficacy of using invasive imaging modalities in detecting and characterizing high risk coronary lesions. At baseline, subjects underwent IVUS imaging and palpography in coronary segments with less than 50% stenosis as judged by angiography. Investigators reported that vessels which appeared to be mildly stenotic on angiograms displayed large atherosclerotic plaque when imaged with IVUS. Similarly, use of palpography indicated that regions with greatest strain presented most frequently in patients who had suffered acute myocardial infarctions. IBIS-1 demonstrated that the ability to characterize these lesions via their composition and biomechanical properties may increase our understanding of the mechanisms of future cardiac events. Characterizing lesions by their composition is potentially an important surrogate endpoint for clinical imaging studies, as plaque modifying agents may confer lesion stability by changing plaque composition rather than reducing plaque size. Finally, IVUS VH and palpography have potential to examine vascular effects of drug interventions and to assist in dose selection.
Integrated Biomarker and Imaging Study (IBIS-2)
IBIS-2, sponsored by GSK and us, is an international, multi-center, randomized, placebo-controlled, parallel-group, one year treatment study in approximately 300 ACS and non-ACS subjects with angiographically documented CAD. The study is designed to compare the effects of an Lp-PLA2 inhibitor to placebo following 52 weeks of once daily blinded treatment. The study will estimate the effect of GSK’s Lp-PLA2 inhibitor on circulatory biomarkers and coronary plaque biomechanical properties, as well as dysfunction of the endothelium, the layer of thin, flat cells that lines the interior surface of blood vessels, coronary plaque volume and composition using IVUS, IVUS VH and palpography. A follow-up catheterization will be performed on all subjects a year after baseline. The follow-up will include all IVUS-based imaging and angiography of the non-intervened artery. IBIS-2 will be the first study to look at the effect of a drug therapy on certain plaque characteristics as measured by our grayscale IVUS, IVUS VH and IVUS palpography as compared to a placebo therapy. The study started enrollment in November 2005 with enrollment completion expected by the end of 2006.
Carotid Artery Plaque Virtual Histology Evaluation (CAPITAL)
CAPITAL, sponsored by the Arizona Heart Institute and us, is the first study to assess IVUS VH data, both quantitative and qualitative, of plaque components in carotid arteries prior to carotid endarterectomy, or CEA, and carotid artery stenting, or CAS, procedures. The purpose of this single center study is to evaluate the prevalence and correlation of data provided by IVUS and IVUS VH, such as plaque components, quantities, configurations and location, to patient demographics, clinical presentation and risk factors for carotid artery disease. The study will enroll 30 patients, half CEA and half CAS patients, and enrolled patients must be symptomatic with lesions at least 50% stenosed or asymptomatic with lesions at least 75% stenosed in at least one carotid artery. For the CEA procedures, IVUS VH data will be validated to histological findings from the surgically removed plaque. For the CAS procedures, IVUS VH data will be correlated with the presence, type, quantity and size of captured embolic material during the CAS procedure. This study will ascertain the prevalence of non-flow obstructing lesions by tissue characteristics rather than clinical significance. The study started enrollment in January 2006. As of February 28, 2006, there were nine patients enrolled in the study and enrollment is projected to be completed in the first half of 2006.
The carotid arteries are one of the most common sites of peripheral vascular disease. Strokes affect an estimated 700,000 people per year in the United States alone. According to the AHA, in 2003, 117,000 patients in the United States underwent a CEA, which typically requires hospitalization for one to two days. Endovascular techniques using IVUS, stents and embolic protection systems such as CAS have been developed to avoid open surgery and are in early stages of adoption, and we believe will significantly expand the addressable patient population. Our phased array IVUS catheters are FDA cleared to market for peripheral applications which include the carotid arteries.
Drug Studies Using IVUS
A number of new pharmacological agents have been developed recently to address vascular disease. These agents have focused on addressing a number of the elements that lead to plaque development and progression in the arteries. The biggest example is the family of cholesterol lowering drugs known as statins. Grayscale IVUS has become a standard endpoint in a number of pharmacological studies. IVUS is being used in drug studies ranging from animal to human clinical studies from Phase 1 to Phase 4. IVUS is used to measure plaque volumes and location at index and again at pre-determined follow up time, such as 12 months, after the patient has been on a certain dosage of the drug being studied. The FDA has approved IVUS as a surrogate endpoint for these studies. In addition to the detailed plaque information obtained from IVUS that is not available from any other modality, drug companies are able to conduct studies with far fewer patients and conduct studies with shorter lengths than in studies where only clinical endpoints are collected. This substantially reduces a drug company’s cost of clinical studies and time to regulatory approval and commercialization. The advantages of IVUS over angiography have led to the adoption of IVUS as the standard for the assessment of atherosclerosis progression/regression studies. Additionally, there are number of new pharmacological agents in development that are being developed independently or combined with existing vascular pharmacological agents. We are or have been involved with GSK, Novartis AG, Lipid Sciences, Inc., Tanabe Seiyaku Co., Ltd. and Kowa Company, Ltd. on clinical studies using IVUS and IVUS VH. We believe the additional information IVUS VH and IVUS palpography provides will enable us to participate in a growing number of drug studies.
Sales, Marketing and Distribution
We have direct sales capability in the United States and Western Europe. We intend to continue to increase our direct sales personnel. In addition to our direct sales efforts, we have Japanese distribution relationships with Goodman, Fukuda Denshi and Johnson & Johnson Cordis Division, as a sub-distributer of Fukuda Denshi, and additional distribution relationships with 37 distributors in 26 other countries.
In March 2006, we signed a supply and distribution agreement with GE that forms an important part of our sales and marketing strategy. GE has a significant share of the worldwide cath lab installation market and competes both for a substantial number of new cath lab installations as well as existing cath lab upgrades. We will leverage GE’s sales force to co-market integrated systems on a global basis excluding Japan.
We plan to enter additional agreements to co-market integrated systems. These agreements allow us to coordinate our marketing efforts with our strategic partners while still dealing directly with the customer.
We sell consoles and disposables, including IVUS catheters and FM guidewires, using different approaches:

•	Consoles. We sell our consoles through our own direct sales force, through distributors and through our supply and distribution agreement with GE.

•	Disposables. We leverage our installed base of consoles to drive recurring sales of our proprietary disposables. We provide training and clinical support to users of our products to increase their familiarity with product features and benefits, and thereby increase usage.
Our relationships with physician thought leaders in interventional cardiology are an important component of our selling efforts. These relationships are typically built around research collaborations that enable us to better understand and articulate the most useful features and benefits of our products, and to develop new solutions to challenges in percutaneous interventional medicine. We will continue to seek support and collaboration from highly regarded physicians to perform important research and accelerate market awareness and adoption of our products. While we and our distributors sell to hospitals, interventional physicians typically drive the purchasing decision.
As of February 28, 2006, our global marketing team was comprised of 14 individuals, covering product management, corporate communications and programs, clinical support, and education and training. We devote significant resources to training and educating physicians in the use and benefits of our products. We also promote our products through medical society meetings attended by interventionalists. In 2005, we trained over 489 clinicians in courses we sponsored.
United States
As of February 28, 2006, we had 64 direct sales professionals focused on selling both our IVUS and FM products. Our U.S. sales organization includes 20 account sales representatives and 38 clinical consultants. Account sales representatives are responsible for selling our products while the clinical consultants work with customers on training and supporting product use. We currently have five regions headed by a regional manager in each region and a Vice President of U.S. Sales.

Japan
Three companies distribute our IVUS and FM products in Japan. We have direct contractual relationships with Goodman and Fukuda Denshi, and Johnson & Johnson Cordis Division distributes our products as a sub-distributor of Fukuda Denshi. In addition, Goodman and Fukuda Denshi have sub-distribution agreements with other parties and with each other. While these multi-level relationships allow us to access specific customers and markets, they create complex distribution arrangements and increase our reliance on our Japanese distributors.
We currently support our Japanese distributors through our Tokyo-based subsidiary, Volcano Japan Co., Ltd. As of February 28, 2006, Volcano Japan had a General Manager and five sales and clinical support representatives. Our Japanese distributors currently handle all matters relating to importation, warehousing and regulatory compliance for our products in Japan. With respect to our IVUS products, we expect that Volcano Japan will control these matters upon the transfer by Fukuda Denshi of the Japanese regulatory approvals, or shonins, related to these products. We anticipate that such transfer will occur in the middle of 2006. Prior to the transfer of the shonins, we must develop capabilities within Volcano Japan to handle the additional responsibilities related to importation, warehousing and regulatory compliance.
Our distribution agreements in Japan are generally organized according to specific clinical markets:

Interventional Cardiology
Through a sub-distribution agreement with Fukuda Denshi and a direct agreement for certain IVUS products, Goodman distributes our IVUS products for use in interventional cardiology to over 1,100 Japanese accounts. In addition, Fukuda Denshi distributes our IVUS products to approximately 100 additional interventional cardiology accounts in Japan. Fukuda Denshi is currently responsible for obtaining and maintaining the shonins related to our IVUS products. Our existing agreements with Fukuda Denshi are scheduled to terminate in 2007. We entered into a new agreement with Fukuda in March 2006 which will become effective upon the transfer to us of the shonins related to our IVUS products. We anticipate that such transfer will occur in the middle of 2006. Upon the effectiveness of our new agreement, our distribution relationship with Fukuda Denshi will be extended until 2012 and our other existing agreements with Fukuda Denshi will terminate. Upon the transfer of the shonins, Volcano Japan will assume the regulatory responsibilities related to such products.

Functional Measurement
Goodman currently distributes our FM products in Japan to all customers. In addition, Goodman is responsible for Japanese regulatory compliance relating to our FM products.

Endovascular/Peripheral Applications
As a sub-distributor of Fukuda Denshi, Johnson & Johnson Cordis Division distributes our IVUS products in Japan for use in endovascular and peripheral applications. Our current contractual arrangements allow us to engage other third parties to distribute our IVUS products in Japan for this market.
Western Europe
We distribute our IVUS and FM products in Western Europe through our subsidiary, Volcano Europe, S.A./ N.V. We sell our products directly to customers in certain Western European markets and utilize distributors in other Western European markets, including Spain, Portugal and parts of Italy. As of February 28, 2006, our distribution efforts in Western Europe were led by a General Manager, a Director of European Sales, 11 account representatives and two clinical specialists.
Other International
In emerging markets with rapid growth in interventional procedures, including in the major markets of Asia Pacific, excluding Japan, Latin America, Eastern Europe, Australia, Africa and the Middle East, we

have distributor relationships through which we sell our products. Our distributors are involved in product launch planning, education and training, physician support and clinical trial management.
Supply and Distribution Agreement with GE
In March 2006, we entered into a supply and distribution agreement with GE, pursuant to which we are collaborating on the development and distribution of our s5ge product, which is our IVUS imaging system console that is installed directly into a cath lab on a permanent basis and is able to be integrated with GE’s Innova system. Integration with GE’s Innova System allows control of the IVUS system from cath lab control stations located at the patient table and in the cath lab control room. Under the terms of the agreement, GE has been granted exclusive distribution rights worldwide, excluding Japan, for the s5ge product for a period of 12 months, subject to minimum purchase forecasts. The 12-month period will commence on the earlier of August 15, 2006 or the introduction of the s5ge product, except the commencement date may be delayed in the event of certain product development or approval delays not solely caused by us and as mutually agreed upon by both parties. After a 12-month exclusivity period, GE shall have non-exclusive distribution rights for the s5ge product. In addition, GE has been granted non-exclusive distribution rights worldwide, excluding Japan, for our s5i product. GE is responsible for various items relating to the integration of the s5ge product into its Innova system, including offering the products as part of its cardiovascular and interventional radiology product lines. Unless extended, or terminated earlier in accordance with its terms, the agreement will expire on December 31, 2009.
Competition
We compete primarily on the basis of our ability to assist in the diagnosis and treatment of vascular diseases safely and effectively, with ease and predictability of product use, adequate third-party reimbursement, brand name recognition and cost. We believe that we compete favorably with respect to these factors, although there can be no assurance that we will be able to continue to do so in the future or that new products that perform better than those we offer will not be introduced. We believe that our continued success depends on our ability to:

•	innovate and maintain scientifically advanced technology;

•	apply our technology across products and markets;

•	develop proprietary products;

•	successfully conduct clinical studies that expand our markets;

•	obtain and maintain patent protection for our products;

•	obtain and maintain regulatory approvals;

•	cost-effectively manufacture and successfully market our products; and

•	attract and retain skilled personnel.
Our markets are highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. Many of our competitors have significantly greater financial and human resources than we do and have established relationships with healthcare professionals, customers and third-party payors. In addition many of our competitors have established distributor networks, greater resources for product development, sales and marketing, additional lines of products and the ability to offer rebates or bundle products to offer discounts or incentives. Our primary IVUS competitor globally is Boston Scientific, but we also compete with Terumo Corporation in Japan. In the FM market, our primary competitor is Radi Medical Systems AB, a private medical device manufacturer. Because of the size of the vascular market opportunities, competitors and potential competitors have dedicated and will continue to dedicate significant resources to aggressively promote their products. New product developments that could compete with us more effectively are likely because the vascular disease market is characterized by extensive research efforts and technological progress. Competitors may develop technologies and products that are safer, more effective, easier to use or less expensive than ours.
We have encountered and expect to continue to encounter potential physician customers who, due to existing relationships with our competitors, are committed to or prefer the products offered by these competitors. We expect that competitive pressures may result in price reductions and reduced margins over time for our products. Our products may be rendered obsolete or uneconomical by technological advances developed by one or more of our competitors.
Intellectual Property
We believe that in order to maintain a competitive advantage in the marketplace, we must develop and maintain the proprietary aspects of our technologies. We rely on a combination of patent, trademark, trade secret, copyright and other intellectual property rights and measures to aggressively protect our intellectual property.
We require our employees and consultants to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require our employees and consultants who work on our products to agree to disclose and assign to us all inventions conceived during the term of their employment, using our property or which relate to our business. Despite measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, our competitors may independently develop similar technologies.
The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As the number of entrants into our market increases, the risk of an infringement claim against us grows. While we attempt to ensure that our products and methods do not infringe other parties’ patents and proprietary rights, our competitors may assert that our products, and the methods we employ, are covered by patents held by them. In addition, our competitors may assert that future products and methods we may employ infringe their patents. If third parties claim that we infringe upon their intellectual property rights, we may incur liabilities and costs and may have to redesign or discontinue selling the affected product. Risks to our intellectual property rights are listed in “Risk Factors— Risks Related to Our Intellectual Property and Potential Litigation.”
Patents and Trademarks
As of February 28, 2006, we had 170 owned or licensed U.S. and international patents and 76 applications for owned or licensed patents. We intend to continue to expand our intellectual property position to protect the design and use of our products, principally in the areas of IVUS and FM for the diagnosis and guidance of treatment of vascular and structural heart disease. Additionally, we own material trademarks, trade names or logos that we use in conjunction with the sale of our products. We currently have registered trademarks for Volcano®, Eagle Eye®, Visions®, ComboWire®, SmartMap®, SmartWire®, FlowWire®, WaveWire®, among others, and are in the process of registering certain other of our trademarks with the U.S. Patent and Trademark Office including, but not limited to, Brightwiretm, powered by Volcanotm, vfusiontm, Revolutiontm, ComboMaptm, Virtual Histologytm and VHtm. We continue to invest in internal research and development of concepts within our current markets and within other potential future markets. This enables us to continue to build our patent portfolio in areas of company interest.
Third-party Licenses
We have expanded our product portfolio by both in-licensing and out-licensing technology and intellectual property.

The Cleveland Clinic License
The incorporation of our VH application into our IVUS product offerings depends on an exclusive irrevocable, subject to the terms of a license agreement, in-bound license to patents owned by The Cleveland Clinic Foundation. These worldwide license rights are within the field of diagnosis and treatment of atherosclerosis and related vascular diseases using intravascular methods and include the right to sublicense. We have been co-developing VH with The Cleveland Clinic Foundation since 2002, and we commercially launched our VH application for our IVUS products in 2005.

License with Philips
In 2003, we entered into an asset transfer agreement with Philips whereby Philips licensed us rights to certain intellectual property that is related to IVUS and is owned by Boston Scientific. Boston Scientific was required to make these patents and related intellectual property available to third parties based on action by the Federal Trade Commission and the United States District Court. We obtained rights through our wholly-owned subsidiary, Pacific Rim Medical Ventures, which merged into us on December 30, 2004. This intellectual property in conjunction with the intellectual property that we acquired from Jomed, Inc. in 2003 and the intellectual property we have developed form the foundation of our IVUS products.

License with Medtronic
Concurrent with our acquisition of the IVUS and FM product lines from Jomed, Inc. in July 2003, we granted to Medtronic a fully paid, royalty free, worldwide, exclusive license to certain of our patents for a specific field. The field allows the inclusion of our IVUS imaging components into Medtronic’s Pioneer product. This product is also being used in clinical studies by Medtronic in collaboration with Genzyme for delivery of cells to the myocardium in an attempt to create viable myocardium.
Research and Development
Our research efforts are directed towards the development of new products and technologies that expand our existing platform of capabilities and applications in support of percutaneous interventions. As of February 28, 2006, our research and development staff consisted of approximately 66 full-time engineers and technicians. The majority of this staff is located in Rancho Cordova, California. In addition, we employ four scientists and technicians based at our Advanced Technology Lab at The Cleveland Clinic Foundation. Our research and development staff are focused on the development of new IVUS systems and catheters, FM consoles and guidewires, and advanced clinical applications that support our core business objectives.
Our product development process incorporates teams organized around each of our core technologies, with each team having representatives from research and development, marketing, regulatory, quality, clinical affairs and manufacturing. Consultants are utilized when additional specialized expertise is required. Our team sets development priorities based on communicated customer needs. The feedback received from beta testing is incorporated into successive design iterations until a new product is ready for release.
Our research and development team has a demonstrated track record of successful new product introductions and significant product improvements. Since the beginning of 2005, we have introduced Eagle Eye Gold IVUS catheters, VH, the s5 console, and the ComboWire. Our research and development strategy leverages our core capabilities in systems, transducer and catheter design, and advanced algorithms to produce products intended to gain share in our existing markets and enable us to enter new evolving markets.
Our research and development expenditures were $8.1 million in 2003, $9.8 million in 2004 and $15.1 million in 2005. These totals include the research and development, clinical and regulatory affairs department expenses.

Manufacturing
Our manufacturing facility is located in Rancho Cordova, California, where we produce IVUS consoles, FM consoles, IVUS catheters and FM guidewires. Our manufacturing strategy for our consoles is to use third-party manufacturing partners to produce circuit boards and mechanical sub-assemblies. We perform incoming inspection, final assembly and test of products to assure quality control. Our manufacturing strategy for the single-procedure disposable products is to use third-party manufacturing partners for certain proprietary components. We perform incoming inspection on these components, assemble them into finished devices and test the final product to assure quality control. We presently use equipment, which is no longer produced or supported by a third party, for the manufacture of the scanners located on our phased array catheters. We have engaged a third party to develop an automated assembly system to replace this equipment. While we believe this new process will reduce our risk of supply problems, it is still under development, and there is no guarantee it will be completed in a timely manner or, if completed, will function properly.
We manufacture our products in a controlled environment and have implemented quality control systems as part of our manufacturing processes. The control systems materially comply with the United States FDA Quality System Regulations, or QSR. We believe we are in material compliance with the FDA QSR for medical devices, with ISO 13485 quality standards, and with applicable medical device directives promulgated by the European Union, and policy on the Canadian Medical Devices Conformity Assessment System, which facilitates entry of our products into the European Union and Canada. The FDA and European Union Notified Body have both inspected our manufacturing facilities in the last 20 months.
In the past, our current facility has been inspected by the FDA, the State of California Department of Health Services, Food and Drug Branch, and E.U. Notified Body. Observations for improvements were sometimes noted as well as minor findings. There were no findings that we believe involved a significant violation of regulatory requirements. Our responses to these observations have been received by the relevant regulating authority, and we believe that we are in material compliance with the QSR and ISO 13485. We expect to be inspected by the FDA and international authorities again in the future. If the FDA or international authorities find significant shortcomings, we could be subject to fines, recalls or requirements to halt manufacturing and shipments of affected products.
Government Regulation
Our products are medical devices subject to extensive and rigorous regulation by the FDA, as well as other Federal and state regulatory bodies in the United States and comparable authorities in other countries. We currently market our products in the United States under pre-market notification, or 510(k), clearance. If we seek to market new products, or to market new indications for our existing products, we will be required to file for and obtain 510(k) clearance or pre-market approval, or PMA.
The FDA regulations govern the following activities that we perform, or that are performed on our behalf, to ensure that medical products distributed domestically or exported internationally are safe and effective for their intended uses:

•	product design, development and manufacture;

•	product safety, testing, labeling and storage;

•	pre-marketing clearance or approval;

•	record keeping procedures;

•	product marketing, sales and distribution; and

•	post-marketing surveillance, complaint handling, medical device reporting, reporting of deaths or serious injuries and repair or recall of products.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or PMA approval of new products, new intended uses or modifications to existing products;

•	withdrawing 510(k) clearance or PMA approvals that have already been granted; and

•	criminal prosecution.
The FDA’s Pre-market Clearance and Approval Requirements
Unless an exemption applies, each medical device we wish to distribute commercially in the United States will require either prior 510(k) clearance or a PMA approval from the FDA. Medical devices are classified into one of three classes— Class I, Class II, or Class III— depending on the degree or risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Devices deemed to pose lower risks are placed in either Class I or II, which requires the manufacturer to submit to the FDA a pre-market notification requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III, requiring PMA approval. Our In-Vision Gold and Eagle Eye Gold are both Class II devices.
510(k) Clearance Pathway
When a 510(k) clearance is required, we must submit a pre-market notification to the FDA demonstrating that our proposed device is substantially equivalent to a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a PMA application. By regulation, the FDA is required to clear or deny a 510(k) pre-market notification within 90 days of submission of the application. As a practical matter, clearance often takes significantly longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not substantially equivalent to a previously-cleared device or use, the FDA will place the device, or the particular use, into Class III. Our future submissions may have to go through the 510(k) pathway, or the more demanding PMA approval process.
Pre-market Approval Pathway
A PMA application must be submitted to the FDA if the device cannot be cleared through the 510(k) process. The PMA application process is much more demanding than the 510(k) pre-market notification process. A PMA application must be supported by extensive data, including but not limited to technical information, preclinical data, clinical trials, manufacturing information and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.
The FDA has 180 days to review a PMA application, although the review of an application generally occurs over a significantly longer period of time and can take up to several years. During this review period, the FDA may request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with quality system regulations. Future submissions may have to go through this more demanding process.

Clinical Trials
Clinical trials are almost always required to support PMA approval and are sometimes required for 510(k) clearance. In the United States, these trials generally require submission of an application for an Investigational Device Exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specific number of patients unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. Clinical trials for significant risk devices may not begin until the IDE application is approved by the FDA and the appropriate institutional review boards, or IRBs, at the clinical trial sites. Our clinical trials must be conducted under the oversight of an IRB at the relevant clinical trial sites and in accordance with the FDA regulations, including but not limited to those relating to good clinical practices. We are also required to obtain patients’ informed consent that complies with both the FDA requirements and state and Federal privacy regulations. Failure to meet these standards can result in the clinical data not being accepted by the FDA. We, the FDA or the IRB at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and efficacy of the device, may be equivocal or may otherwise not be sufficient to obtain PMA approval of the product. Similarly, in Europe the clinical study must be approved by the local ethics committee and in some cases, including studies with high-risk devices, by the Ministry of Health in the applicable country.
Pervasive and Continuing Regulation
After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

•	the FDA’s QSR requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and the FDA prohibitions against the promotion of products for uncleared or unapproved uses (known as off-label uses), as well as requirements to provide adequate information on both risks and benefits during promotion of the product;

•	clearance or approval of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use;

•	medical device reporting, or MDR, regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device; and

•	the FDA’s recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations.
After a device receives 510(k) clearance or PMA approval, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or approval. The FDA requires each manufacturer to review changes that it makes and determine whether they are of a type that would require a new 510(k) or PMA filing. This determination must be documented by us. While we make this determination initially, the FDA can review any such decision and can disagree with a manufacturer’s determination. The FDA may also make this determination on its own initiative.

We have modified our devices since they received the FDA clearance. We have documented our determination that the changes were not of a sort that required a new 510(k). If the FDA were to disagree with our determination, it could require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance or PMA approval is obtained. Also, in these circumstances, we could be subject to significant regulatory fines, penalties and warning letters.
The MDR regulations require that we report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. We have filed MDR reports to the FDA over the last several years, 10 or fewer each year.
We have registered with the FDA as a medical device manufacturer and have obtained a manufacturing license from the California Department of Health Services, or CDHS. The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of CDHS, or FDB, to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our suppliers.
Outline of the Regulatory System for Medical Devices in Europe
The European Union consists of 25 member states and has a coordinated system for the authorization of medical devices.
The E.U. Medical Devices Directive, or MDD, sets out the basic regulatory framework for medical devices in the European Union. This directive has been separately enacted in more detail in the national legislation of the individual member states of the European Union.
The system of regulating medical devices operates by way of a certification for each medical device. Each certificated device is marked with a CE mark which shows that the device has a Certificat de Conformité. There are national bodies known as Competent Authorities in each member state which oversee the implementation of the MDD within their jurisdiction.
The means for achieving the requirements for a CE mark varies according to the nature of the device. Devices are classified in accordance with their perceived risks, similarly to the U.S. system. The class of a product determines the requirements to be fulfilled before a CE mark can be placed on a product, known as a conformity assessment.
Conformity assessments for our products are carried out as required by the MDD. Each member state can appoint Notified Bodies within its jurisdiction. If a Notified Body of one member state has issued a Certificat de Conformité, the device can be sold throughout the E.U. without further conformance tests being required in other member states. We use the British Standards Institute, or BSI, the Notified Body based in the United Kingdom, or U.K., to assess our products. Certification for our products was first obtained in 1997, allowing us to apply the CE mark to our products and to sell them throughout the E.U.
Our company has undergone a full quality assurance assessment in respect of our design development, manufacture and distribution of our products. We have provided detailed information regarding our products and our quality assurance systems to the BSI. This information has been audited by the BSI.
Outline of the Regulatory System for Medical Devices in Japan
In Japan, medical devices must be approved prior to importation and commercial sale by the Ministry of Health, Labour and Welfare, or MHLW. The approval process identifies a Marketing Authorization Holder, or MAH, who is designated as the only authorized seller of products. Manufacturers of medical devices outside of Japan who do not operate through a Japanese entity are able to designate a MAH who will apply for product approval and take responsibility for the medical device as designated. The MHLW evaluates each device for safety and efficacy. As part of its approval process, the MHLW may require that the product be tested in Japanese laboratories. The approval process ranges in length and certain medical devices may require a longer review period for approval. Once a device is approved, the MHLW issues a shonin to the MAH or designated MAH, thereby permitting such entity to import the device into Japan for sale.
After a device is approved for importation and commercial sale in Japan, the MHLW continues to monitor sales of approved products for compliance with labeling regulations, which prohibit promotion of devices for unapproved uses, and reporting regulations, which require reporting of product malfunctions, including serious injury or death caused by any approved device. Failure to comply with applicable regulatory requirements can result in enforcement action by the MHLW, which may include fines, injunctions, and civil penalties; recall or seizure of our products; operating restrictions; partial suspension or total shutdown of sales in Japan; or criminal prosecution.
The Japanese Pharmaceutical Affairs Law, or PAL, regulates medical devices in Japan. This law was substantially revised in July 2002, and the new provisions were implemented in stages through April 2005. The revised law changes class categorizations of medical devices in relation to risk, introduces a third party certification system, strengthens safety countermeasures for biologically derived products and reinforces safety countermeasures at the time of resale or rental. Prior to 2005, the regulations separated medical devices into four classes, which are based on the device classification of the Global Harmonization Task Force. Devices that were formerly Class III and Class IV are now designated highly controlled medical devices. These products are highly regulated and require marketing approval by MHLW. Most of our devices fall into the highly controlled medical device category. As an interim measure, a party licensed as an importer and distributor of the relevant medical devices under the old PAL in effect prior to April 1, 2005 will be deemed as the MAH under the revised PAL.
In April 2004, in preparation for the implementation of these revisions, several administrative agencies were merged to form a consolidated organization, the Pharmaceutical and Medical Devices Agency, or PMDA, which is charged with regulation of pharmaceuticals, biologicals and medical devices. The PMDA is now responsible for the review of all highly controlled medical devices, and pre-market approval applications. The PMDA also will collect and analyze reports on defective medical devices and is responsible for developing standards for reviewing medical devices.
Review times for our device applications under the new PAL range from one year, if clinical data is not required, to up to two years if clinical data is required. These review times are expected to be reduced to six months and one year, respectively, as performance standards are released for various product categories.
Other International Regions
Most major markets have different levels of regulatory requirements for medical devices. Modifications to the approved products require a new regulatory submission in all major markets. The regulatory requirements, and the review time vary significantly from country to country. Our products can also be marketed in several other countries that have minimal requirements for medical devices.
Fraud and Abuse Laws
A variety of Federal and state laws apply to the sale, marketing and promotion of medical devices that are paid for, directly or indirectly, by Federal or state healthcare programs, such as Medicare, Medicaid and TRICARE. The restrictions imposed by these laws are in addition to those imposed by the FDA, FTC and corresponding state agencies. Some of these laws significantly restrict or prohibit certain types of sales, marketing and promotional activities by medical device manufacturers. Violation of these laws can result in significant criminal, civil, and administrative penalties, including imprisonment of individuals, fines and penalties and exclusion or debarment from Federal and state healthcare and other programs. Many private health insurance companies also prohibit payment to entities that have been sanctioned, excluded, or debarred by Federal agencies.
Anti-Kickback Statute. The Federal anti-kickback statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending of a good or service, for which payment may be made in whole or part under a Federal healthcare program such as the Medicare and Medicaid programs. The definition of “remuneration” has been broadly interpreted to include anything of value, including for example gifts, discounts, the furnishing of supplies or equipment, payments of cash and waivers of payments. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals or otherwise generate business involving goods or services reimbursed in whole or in part under Federal healthcare programs, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other Federal healthcare programs. In addition, some kickback allegations have been claimed to violate the Federal False Claims Act, discussed in more detail below.
The Federal anti-kickback statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services, or OIG, has issued a series of regulations, known as the “safe harbors.” These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the anti-kickback statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy an applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG or the U.S. Department of Justice. Many states have adopted laws similar to the Federal anti-kickback statute. Some of these state prohibitions are broader than the Federal statute, and apply to the referral of patients and recommendations for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.
Government officials have focused certain enforcement efforts on marketing of healthcare items and services, among other activities, and have brought cases against individuals or entities with sales personnel who allegedly offered unlawful inducements to potential or existing physician customers in an attempt to procure their business. In one recent case, consulting contracts between a device manufacturer and physicians were alleged to be “shams,” with the consulting fees in fact constituting kickbacks to the physicians.
False Claims Laws. Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the Federal government or knowingly making, or causing to be made, a false statement in order to have a false claim paid. The Federal government’s interpretation of the scope of the law has in recent years grown increasingly broad. Most states also have statutes or regulations similar to the Federal false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these Federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.
Several device manufacturers have been prosecuted under the false claims laws for allegedly providing free product to physician customers with the expectation that the physician customers would bill Federal programs for the product. In another action, a device manufacturer plead guilty not only to shipping an adulterated device in violation of the FDA requirements, but also to making a false statement concerning the number of device complaints it had received. Several recent cases against drug manufacturers have alleged that the manufacturers improperly promoted their products for “off-label” use, outside of the scope of the FDA-approved labeling.
Fraud on a Health Benefit Plan and False Statements. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created a new Federal healthcare fraud statute that prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government-sponsored programs. Among other things, HIPAA also imposes new criminal penalties for knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services, along with theft or embezzlement in connection with a healthcare benefits program and willful obstruction of a criminal investigation involving a Federal healthcare offense. Violations may result in fines or imprisonment.
Third-party Coverage and Reimbursement
In the United States, as well as in foreign countries, government-funded or private insurance programs, commonly known as third-party payors, pay the cost of a significant portion of a patient’s medical expenses. No uniform policy of coverage or reimbursement for medical technology exists among all these payors. Therefore, coverage and reimbursement can differ significantly from payor to payor.
Coverage and reimbursement in the United States depend on our ability to obtain the FDA clearances and approvals to market our products. Coverage and reimbursement also depend on our ability to demonstrate the short-term and long-term clinical and cost-effectiveness of our products from the results we obtain from clinical experience and formal clinical studies. We present these results at major scientific and medical meetings and publish them in respected, peer-reviewed medical journals.
The Centers for Medicare and Medicaid Services, or CMS, is part of the United States Department of Health and Human Services, and CMS establishes coverage and reimbursement policies for the Medicare program. CMS policies may alter coverage and payment for IVUS technology in the future. These changes may occur as the result of National Coverage Determinations issued by CMS or local coverage determinations made by contractors under contract with CMS to review and make coverage and payment decisions.
Medicare payment may be made in appropriate cases for both inpatient and outpatient procedures using our technology, as well as for physician services associated with such procedures. Hospitals are paid by Medicare for inpatients on the basis of diagnosis-related groups, or DRGs, with the prospective rates adjusted for regional differences, co-morbidity, and complications. Hospitals may choose to use IVUS and FM in conjunction with cardiology and vascular percutaneous interventions, but there is not a separate payment for the use of such technology.
If a Medicare patient is categorized by the hospital as an outpatient, the hospital submits bills using APC Group codes. While these are similar to DRGs, the primary difference is that a hospital can submit multiple APCs for the services it has provided. For example, APC 0670-S, which is used to indicate IVUS use in coronary procedures, has a 2006 average reimbursement payment of approximately $1,700. The “-S” indicates a “Significant Procedure,” and is not discounted when submitted with other procedures. There are separate APC codes for IVUS use in coronary and peripheral vessels, as well as APC codes designating whether the vessel imaged was the initial vessel imaged or an additional vessel.
Most Medicare contractors currently cover physician services associated with IVUS of a coronary vessel or graft when the procedure is performed with an approved diagnostic or therapeutic percutaneous intervention. Average payments to physicians are augmented to reflect IVUS usage in multiple vessels in the same patient.
Our international success leverages the availability of reimbursement within prevailing foreign healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country and include both government-sponsored healthcare and private insurance. Several countries have reimbursement codes that apply to the use of our products. These countries include Germany, Belgium, the Netherlands and Japan. The rates vary by country and vary with respect to products and procedures. For example, in Japan, starting in April 2006, the reimbursement rates will range from ¥124,000 to ¥285,000, or approximately $1,070 to $2,460 based on the exchange rate on February 28, 2006, depending which of our products is used. In contrast, the reimbursement rate in Belgium for our pressure guidewires is € 300, or approximately $357 based on the exchange rate on February 28, 2006. Reimbursement in Belgium is limited to materials only and only applies when used diagnostically and when a PCI is deferred following such use.

All third-party reimbursement programs, whether government funded or insured commercially, whether inside the United States or outside, are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, second opinions required prior to major surgery, careful review of bills, encouragement of healthier lifestyles and exploration of more cost-effective methods of delivering healthcare. These types of programs and legislative changes to reimbursement policies could potentially limit the amount which healthcare providers may be willing to pay for medical devices.
Facilities
Our corporate headquarters are located in a 75,626 square foot facility in Rancho Cordova, California. We have leased this facility through August 31, 2009 with an option to renew through August 31, 2024. We conduct our principal executive and administrative functions and manufacturing operations at this facility. We recently moved our research and development, marketing and regulatory operations to a 34,657 square foot facility located on Trade Center Drive in Rancho Cordova, California. We have leased the Trade Center Drive facility through October 22, 2009. Our product distribution operations are also located on Mercantile Drive in Rancho Cordova, California. We have leased this 12,960 square foot facility through March 31, 2006 and are currently negotiating a lease extension for this property. We also lease 4,565 square feet of general office space in Alpharetta, Georgia, from which we conduct U.S. sales administration operations. This lease expires on December 31, 2008. Lastly, we currently lease 700 square feet of general office space in Cleveland, Ohio on a month to month basis. This space is occupied by research and development personnel.
In April of 2004 we opened our Japanese sales office concurrently with the creation of our subsidiary, Volcano Japan. We lease 1,299 square feet of office space located in Ebisu Shibuya-ku, Tokyo, Japan. This lease expires on April 14, 2008, however, the lease can be canceled at any time by either the landlord or us, by providing six months prior notice. We conduct our European administrative, sales and product distribution operations through our European subsidiary, Volcano Europe, from 10,894 square feet of leased offices located in Zaventem, Belgium. This lease is non-cancellable through 2007 and expires in 2013. We believe that our current and planned facilities are adequate to meet our needs for the foreseeable future.
Litigation
We are not party to any material pending or threatened litigation.
Employees
As of December 31, 2005, we had 469 employees. None of our employees is represented by a labor union, and we believe our employee relations are good.

MANAGEMENT
Executive Officers and Directors
The following table sets forth certain information concerning our executive officers and directors as of February 28, 2006:

Name	Age	Position

R. Scott Huennekens	41	President and Chief Executive Officer, Director
John T. Dahldorf	49	Chief Financial Officer and Secretary
Vincent J. Burgess	41	Vice President of Business Development and Marketing
John F. Sheridan	50	Executive Vice President of Research and Development and Operations
Jorge J. Quinoy	51	Vice President of Global Sales
Michel E. Lussier	49	Managing Director of Volcano Europe
Olav B. Bergheim(1)(3)	55	Chairman of the Board of Directors
Robert J. Adelman, M.D.(1)	43	Director
James C. Blair, Ph.D.(2)	66	Director
S. Ward Casscells, M.D.(3)	53	Director
Carlos A. Ferrer(2)	52	Director
Lesley H. Howe(1)(3)	61	Director
Ronald A. Matricaria(2)	63	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our corporate governance committee.
R. Scott Huennekens has served as our President and Chief Executive Officer and as a member of our board of directors since April 2002. From January 2000 to March 2002, Mr. Huennekens served as the President and Chief Executive Officer of Digirad Corporation, a medical imaging company. Mr. Huennekens holds a B.S. in Business Administration from the University of Southern California and an M.B.A. from Harvard University.
John T. Dahldorf has served as our Chief Financial Officer and Secretary since July 2003. From March 2002 to December 2002, Mr. Dahldorf served as Co-Chief Executive Officer of Digirad Corporation, a medical imaging company, where he also served as the Chief Financial Officer from November 2001 to December 2002. From March 1999 to November 2001, Mr. Dahldorf served as the Finance Director of Arrow Electronics, Inc., a distributer of electronic components and computer products. Mr. Dahldorf holds a B.B. in Finance and an M.B.A. from Western Illinois University.
Vincent J. Burgess has served as our Vice President of Business Development and Marketing since August 2002. From May 1994 to June 2002, Mr. Burgess served as Vice President of Sorrento Associates, Inc., which is the general partner of Sorrento Ventures, a venture capital firm. Mr. Burgess holds a B.S. in Business Administration from the University of Southern California and an M.B.A. from the University of California, Los Angeles.
John F. Sheridan has served as our Executive Vice President of Research and Development and Operations since November 2004. From May 2002 to May 2004, Mr. Sheridan served as Executive Vice President of Operations at CardioNet, Inc., a medical technology company. From March 1998 to May 2002 he served as Vice President of Operations at Digirad Corporation, a medical imaging company. Mr. Sheridan holds a B.S. degree in Chemistry from the University of West Florida and an M.B.A. from Boston University.
Jorge J. Quinoy has served as our Vice President of Global Sales since July 2003. From August 2001 to July 2003, Mr. Quinoy served as the Vice President of Sales for Jomed, Inc., a medical technology company. From January 2001 to August 2001, Mr. Quinoy served as the Vice President of Sales for Altiva Corporation, a medical technology company. Mr. Quinoy holds a B.S. in Public Relations and Marketing from the University of Florida.
Michel E. Lussier has served as Managing Director of Volcano Europe since March 2006. From July 2002 to March 2006, Mr. Lussier served as our Vice President, General Manager of Europe, Africa and Middle East Operations. In March 2002, Mr. Lussier founded MedPole S.A./ N.V., a European distribution incubator for medical device start up companies located in Brussels. From October 1998 to March 2001, Mr. Lussier served as the Vice President and General Manager, Europe of Novoste Corp., a medical technology company. Mr. Lussier holds a B.S. in Electrical Engineering and an M.S. in Biomedical Engineering from the University of Montreal and an M.B.A. from INSEAD.
Olav B. Bergheim, one of our founders, has served as the Chairman of our board of directors since February 2001. He is currently the managing director of Fjord Ventures LLC, a venture capital firm, which he founded in 2005. From August 1995 to January 2005, Mr. Bergheim served as a venture partner and then a general partner at Domain Associates, a venture capital firm. Mr. Bergheim currently serves on the board of directors of various private companies in the life sciences industry. Mr. Bergheim holds a B.S. and an M.S. in Pharmacy at the University of Oslo and completed the Executive Business Administration Program at the University of Virginia.
Robert J. Adelman, M.D. has served as a member of our board of directors since February 2005. Since March 2002, he has served as a principal for OrbiMed Advisors LLC, an asset management firm. From November 2000 to August 2001, Dr. Adelman served as Vice President of Business Development at NeoGenesis Pharmaceuticals, Inc., a pharmaceutical company. In 1999, Dr. Adelman founded Veritas Medicine, Inc., a healthcare clinical trials matching company. Dr. Adelman currently serves on the board of directors of CryoCor, Inc, a medical technology company. Dr. Adelman holds an A.B. in Biochemistry from the University of California, Berkeley and an M.D. from Yale University.
James C. Blair, Ph.D. has served as a member of our board of directors since February 2001. He has served as a partner at Domain Associates, a venture capital firm, since its founding in 1985. Dr. Blair is an advisor to the Department of Molecular Biology at Princeton University and an advisor to the Department of BioEngineering at the University of Pennsylvania. Dr. Blair serves on the board of directors of the Prostate Cancer Foundation, NuVasive, Inc., a medical technology company, Pharmion Corporation, a pharmaceutical company, and various private companies. He holds a B.S. in Electrical Engineering from Princeton University and an M.S. and a Ph.D. in Electrical Engineering from the University of Pennsylvania.
S. Ward Casscells, M.D., one of our founders, has served as a member of our board of directors since January 2000. Since November 2000, Dr. Casscells has served as the John Edward Tyson Distinguished Professor of Medicine (Cardiology) and Public Health, and Vice President for Biotechnology at the University of Texas Health Science Center at Houston. Dr. Casscells serves on the board of directors of Lifeline Systems, Inc., a provider of personal emergency response services, BioHouston, Inc., a non-profit corporation, and the Prostate Cancer Foundation. He serves on the editorial boards of several medical journals and is a consultant for the FDA and U.S. Army. A Colonel in the U.S. Army Reserve, Dr. Casscells has served on city, state and national commissions on bioterrorism and on President Bush’s Healthcare Advisory Committee. Dr. Casscells holds a B.S. in biology from Yale University and an M.D. from Harvard University.
Carlos A. Ferrer has served as a member of our board of directors since January 2004. Mr. Ferrer is a member of Ferrer Freeman & Company, LLC, a private equity firm, which he founded in 1995. Prior to 1995, Mr. Ferrer was a managing director at Credit Suisse First Boston. He is Vice Chairman of the Board of Trustees of the Cancer Research Institute and a member of the board of directors of various private companies in the healthcare and life sciences industry. He holds a B.A. degree from Princeton University.
Lesley H. Howe has served as a member of our board of directors since October 2005. Since December 2001, he has served as Chief Executive Officer at Consumer Networks LLC, an Internet marketing and promotions company. Mr. Howe currently serves on the board of directors of dj Orthopedics, Inc., a medical technology company, P.F. Chang’s China Bistro, Inc., an owner and operator of restaurants, and NuVasive, Inc., a medical technology company. From July 1967 to September 1997, Mr. Howe held several positions at KPMG Peat Marwick LLP, an international auditing and accounting firm, and served as area managing partner/managing partner of their Los Angeles office from May 1994 to September 1997. Mr. Howe holds a B.S. in Accounting from the University of Arkansas and is a certified public accountant.
Ronald A. Matricaria has served as a member of our board of directors since October 2005. He served as Chairman of St. Jude Medical, Inc. from January 1995 to December 2002, and as President and Chief Executive Officer from April 1993 to May 1999. Mr. Matricaria currently serves on the boards of directors of Haemonetics Corporation, a medical technology company, Invitrogen Corporation, a life sciences company, and VistaCare, Inc., a provider of hospice services. He is also Trustee emeritus of the University of Minnesota Foundation. Mr. Matricaria holds a bachelor’s degree from the Massachusetts College of Pharmacy and was awarded an honorary doctorate degree in Pharmacy in recognition of his contribution to the practice of pharmacy.
Voting Agreement
All of our current directors serve as members of our board pursuant to a voting rights agreement among us, various founding stockholders, the holders of our Series A preferred stock, the holders of our Series B preferred stock, the holders of our Series C preferred stock, FFC Partners II, L.P. and FFC Executive Partners II, L.P. This agreement will terminate upon the closing of this offering.
Executive Officers
Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships between our directors and executive officers.
Board of Directors
Our authorized number of directors is eight. Upon completion of this offering, our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Mr. Ferrer and Drs. Blair and Adelman have been designated as Class I directors, whose terms will expire at the 2007 annual meeting of stockholders.  Mr. Bergheim and Dr. Casscells have been designated as Class II directors, whose terms will expire at the 2008 annual meeting of stockholders. Messrs. Huennekens, Howe and Matricaria have been designated as Class III directors, whose terms will expire at the 2009 annual meeting of stockholders. This classification of the board of directors may delay or prevent a change in control of our company or our management. For more information about some of the possible effects of this classification please see “Description of Capital Stock— Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Bylaws.”
Board Committees
Our board of directors has an audit committee, a compensation committee and a corporate governance committee.
Audit Committee
The audit committee of our board of directors recommends the appointment of our independent registered public accounting firm, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our independent registered public accounting firm, including the results and scope of their audit. The audit committee is chaired by Mr. Howe and also includes Mr. Bergheim and Dr. Adelman, each of whom will be independent, within the meaning of applicable SEC and NASDAQ rules, upon completion of this offering. Mr. Howe is our audit committee financial expert, as currently defined under the SEC rules implementing the Sarbanes-Oxley Act of 2002. We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, The NASDAQ National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.
Compensation Committee
The compensation committee of our board of directors reviews and recommends to our board of directors the compensation and benefits for all of our executive officers, administers our stock plans, and establishes and reviews general policies relating to compensation and benefits for our employees. The compensation committee is chaired by Mr. Matricaria and also includes Mr. Ferrer and Dr. Blair, each of whom will be independent, within the meaning of applicable SEC and NASDAQ rules, upon completion of this offering. We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, The NASDAQ National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.
Corporate Governance Committee
The corporate governance committee of our board of directors is responsible for:

•	reviewing the appropriate size, function and needs of the board of directors;

•	developing the board’s policy regarding tenure and retirement of directors;

•	establishing criteria for evaluating and selecting new members of the board, subject to board approval thereof;

•	identifying and recommending to the board for approval of individuals qualified to become members of the board of directors, consistent with criteria established by the committee and by the board;

•	overseeing the evaluation of management and the board; and

•	monitoring and making recommendations to the board on matters relating to corporate governance.
The corporate governance committee is chaired by Mr. Bergheim and also includes Mr. Howe and Dr. Casscells, each of whom will be independent, within the meaning of applicable SEC and NASDAQ rules, upon completion of this offering. We believe that the composition and functioning of our corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, SEC rules and regulations, and The NASDAQ National Market. We intend to comply with future requirements to the extent they become applicable to us.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Director Compensation
Each of our non-employee directors is paid $24,000 annually and is reimbursed for reasonable expenses incurred in connection with performance of their duties as directors. Upon their election to our board of directors, each of our non-employee directors is granted an initial option to purchase up to 20,000 shares of our common stock at the then fair market value pursuant to the terms of our 2005

Equity Compensation Plan. In addition, each non-employee director is automatically granted an option to purchase up to 8,000 shares of our common stock if he or she remains on the board of directors on the date of each annual meeting of stockholders unless he or she joined our board of directors within six months of such meeting. Each non-employee director will also receive cash compensation of $500 for attendance at each board meeting. Additionally, the chairperson of the audit committee will receive an annual retainer fee of $6,000, the chairperson of the compensation committee will receive an annual retainer fee of $3,000, and the chairperson of the corporate governance committee will receive an annual retainer fee of $3,000 for serving on their respective committees. Members of the audit committee will receive an annual retainer fee of $3,000 and members of the compensation and corporate governance committees, not including chairpersons, will receive an annual retainer fee of $1,000 for serving on such committees.
Executive Compensation
The following table sets forth summary information concerning compensation of our chief executive officer and each of our other five most highly compensated executive officers as of the end of the last fiscal year. We refer to these persons as our named executive officers elsewhere in this prospectus. Except as provided below, none of our named executive officers received any other compensation required to be disclosed by law or in excess of 10% of their total annual compensation.
Summary Compensation Table

					Long Term
					Compensation
					Awards

					Number of
		Annual Compensation			Securities
					Underlying	All Other
Name and Position	Year	Salary		Bonus(1)	Options	Compensation

R. Scott Huennekens	2005	$289,224		$101,228	190,000	$13,000	(2)
President and Chief Executive Officer
John T. Dahldorf	2005	225,510		56,378	50,000	—
Chief Financial Officer and Secretary
Vincent J. Burgess	2005	214,988		75,246	40,000	—
Vice President of Business Development and Marketing
John F. Sheridan	2005	226,211		56,250	25,000	—
Executive Vice President of Research and Development and Operations
Jorge J. Quinoy	2005	324,340	(3)	—	35,000	11,400	(4)
Vice President of Global Sales
Michel E. Lussier	2005	405,173	(5)	31,312(5)	40,000	16,801	(6)
Managing Director of Volcano Europe

(1)	The amounts for 2005 represent bonuses that were awarded for services performed in the fiscal year ended December 31, 2005. Annual bonuses earned during a fiscal year are paid in the first quarter of the subsequent fiscal year.

(2)	Represents auto allowance paid to Mr. Huennekens.

(3)	Includes commissions earned for services performed in the fiscal year ended December 31, 2005 in the amount of $74,340.

(4)	Represents auto allowance paid to Mr. Quinoy.

(5)	Represents fees paid to Mr. Lussier’s employer Med Pole S.A./ N.V. covering his payroll, payroll-related benefits and bonus.

(6)	Represents auto allowance of $6,311 paid to Mr. Lussier and a fee of $10,490 paid to Mr. Lussier’s employer Med Pole S.A./N.V. covering his auto allowance.

Option Grants in Last Fiscal Year
In 2005, we granted options to purchase an aggregate of 1,909,427 shares of our common stock to our employees, directors and consultants, 1,612,127 of which were granted under our 2000 Long Term Incentive Plan and 297,300 of which were granted under our 2005 Equity Compensation Plan. These options are fully exercisable upon the date of grant. We have a right to repurchase shares issued pursuant to exercised options that lapses generally at the rate of 25% after one year of service from the date of grant, and monthly thereafter in equal amounts, generally over 36 additional months. Options granted under our 2000 Long Term Incentive Plan have a term of 10 years and options granted under our 2005 Equity Compensation Plan have a term of seven years. All options may terminate before their expiration dates if the optionee’s status as an employee, director or consultant is terminated, or upon the optionee’s death or disability. For additional information on our employee benefit plans see “—Employee Benefit Plans.”
The following table sets forth certain information with respect to stock options granted to each of our named executive officers during 2005.
2005 Option Grants

					Potential Realizable
					Value at Assumed
	Number of	Percent of			Annual Rates of Stock
	Securities	Total			Price Appreciation for
	Underlying	Options			Option Term
	Options	Granted to	Exercise Price	Expiration
Name	Granted	Employees	Per Share	Date	5%	10%

R. Scott Huennekens	190,000	10.2%	$5.90	7/13/2015	$	$
John T. Dahldorf	50,000	2.7	5.90	7/13/2015
Vincent J. Burgess	40,000	2.1	5.90	7/13/2015
John F. Sheridan	25,000	1.3	5.90	7/13/2015
Jorge J. Quinoy	5,000	0.3	1.50	1/18/2015
	30,000	1.6	5.90	7/13/2015
Michel E. Lussier	40,000	2.1	5.90	7/13/2015
With respect to the amounts disclosed in the column captioned “Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term,” the 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the SEC, and do not represent our estimate or projection of our future common stock prices. The potential realizable values are calculated based on an assumed initial public offering price of $           per share, and assume that the common stock appreciates at the indicated rate for the entire term of the option, and that the option is exercised at the exercise price and sold on the last day of the option term at the appreciated price. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be realized.
Aggregated Option Exercises in 2005 and Year-End Option Values
The following table sets forth certain information concerning the number and value of unexercised options held by each of our named executive officers as of December 31, 2005. The amount described in the column captioned “Value of Unexercised In-The-Money Options at December 31, 2005” represents the positive spread between the exercise price of stock options and the fair market value of the options, which is based upon the assumed initial public offering price of $           per share, minus the exercise price per share. As of February 28, 2006, the option grants in the table below may be exercised in full subject to our right to repurchase some or all unexercisable shares at the original exercise price if their employment relationship terminates for any reason other than as a result of a change in control. For additional information on our change in control arrangements see “—Employment Agreements and Change in Control Arrangements.”

2005 Aggregated Option Exercises and Year-End Values

	Number of Securities Underlying		Value of Unexercised
	Unexercised Options at		In-The-Money Options at
	December 31, 2005		December 31, 2005

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

R. Scott Huennekens	1,326,825	—	$	$—
John T. Dahldorf	334,195	—		—
Vincent J. Burgess	40,000	—		—
John F. Sheridan	275,000	—		—
Jorge J. Quinoy	235,000	—		—
Michel E. Lussier	240,000	—		—
Employee Benefit Plans
2000 Long Term Incentive Plan
Our board of directors adopted our 2000 Long Term Incentive Plan, or our 2000 Plan in October 2000, and our stockholders approved it in February 2001. In July 2005, our board of directors amended and restated our 2000 Plan to effectuate certain technical changes to the plan and to ensure compliance with current corporate governance guidelines and applicable securities laws and our stockholders approved the restatement in August 2005. Our board of directors has determined not to grant any additional awards under our 2000 Plan. However, our 2000 Plan will continue to govern the terms and conditions of the outstanding awards granted thereunder.
A total of 6,478,814 shares of our common stock are authorized for issuance under our 2000 Plan and our 2005 Equity Compensation Plan, or our 2005 Plan, which is described below. As of February 28, 2006, options to purchase a total of 5,111,946 shares of our common stock were issued and outstanding and a total of 784,114 shares of our common stock had been issued upon the exercise of options granted under our 2000 Plan that had not been repurchased by us.
Our 2000 Plan provides for the grant of nonstatutory options, stock awards, phantom stock, stock appreciation rights and cash awards to our employees, independent contractors, consultants and directors and our subsidiaries’ employees, independent contractors, consultants and directors. Incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, may also be granted to our employees and our subsidiaries’ employees. Our board of directors or a committee of our board of directors administers our 2000 Plan. The administrator has the authority to determine the terms and conditions of the awards granted under our 2000 Plan, however, the administrator may not reduce the exercise price of an option to the then current fair market value of our common stock or institute a program whereby outstanding options are exchanged for options with a lower exercise price.
Our 2000 Plan provides that in the event of our change in control, the successor corporation or its parent or subsidiary will assume or substitute each phantom stock, stock appreciation right and option. If the outstanding options or stock purchase rights are not assumed or substituted, they will terminate upon the consummation of the transaction. Options granted under our 2000 Plan also provide that in the event of our change in control, any Company repurchase right on the shares underlying the options will expire.
2005 Equity Compensation Plan
Our board of directors adopted and our stockholders approved our 2005 Plan in October 2005. Our board of directors has the authority to amend our 2005 Plan without approval of our stockholders provided such action does not impair the rights of any participant or require stockholder approval under applicable laws or the requirements of the plan. Our 2005 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and to our subsidiary corporations’ employees and for the grant of nonstatutory stock options, restricted stock awards, which may be “qualified performance-based compensation” under

Section 162(m) of the Internal Revenue Code, restricted stock units and stock appreciation rights to our employees, directors and consultants and employees, directors and consultants of our subsidiaries.
We have reserved an aggregate of 6,478,814 shares of our common stock for issuance under our 2000 Plan and our 2005 Plan. The number of shares that may be issued under our 2005 Plan includes (a) any shares that have been reserved but not issued under our 2000 Plan and (b) any shares returned to our 2000 plan as a result of termination of options or the repurchase of shares issued thereunder. As of February 28, 2006, options to purchase a total of 451,247 shares of our common stock were issued and outstanding and no shares of our common stock had been issued upon the exercise of options granted under our 2005 Plan that had not been repurchased by us.
Our board of directors or a committee of our board administers our 2005 Plan. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon the exercise. With respect to options held by a person subject to Section 16 of the Exchange Act, the administrator may not amend existing awards to reduce their exercise price nor may the administrator institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a lower exercise price.
The administrator determines the exercise price of options granted under our 2005 Plan, but with respect to all options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant and the term of an option may not exceed seven years. With respect to an incentive stock option granted to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.
No optionee may be granted an option to purchase more than 1,000,000 shares in any calendar year. The maximum number of shares that may be issued under awards other than options is 1,600,000.
After termination, an employee, director or consultant, may exercise his or her option for the period of time as the administrator may determine. Generally, if termination is due to death or disability, the option will remain exercisable for one year. If termination is due to misconduct or breach of an employment agreement with us, the option will terminate on the date of termination of employment by or service to us. In all other cases, the option will generally remain exercisable for ninety days. However, an option generally may not be exercised later than the expiration of its term.
Stock appreciation rights may be granted under our 2005 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.
Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. Restricted stock awards may be granted under our 2005 Plan. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.
Unless the administrator provides otherwise, our 2005 Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.
Our 2005 Plan provides that in the event of our change in control the administrator will provide written notice of such change in control to each recipient, all outstanding options and stock appreciation rights will automatically accelerate and become fully exercisable and the restrictions on all restricted stock awards will immediately lapse. If we are not the surviving corporation or if we survive only as a subsidiary of another corporation each recipient will have the right to elect within 30 days of receiving the notice described above to either have the successor corporation or its parent or subsidiary assume or substitute an equivalent award for each outstanding award or surrender his or her award in exchange for a payment, in cash or shares of our common stock as elected by the recipient, in an amount equal to the amount by which the then fair market value of the shares of our common stock underlying his or her award exceeds the exercise price or base amount of the unexercised award.
Our 2005 Plan will automatically terminate in 2015, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our 2005 Plan without approval of our stockholders provided such action does not impair the rights of any participant or require stockholder approval under applicable laws or requirements.
401(k) Plan
We maintain a retirement savings plan, or 401(k) Plan, for the benefit of our eligible employees. Our 401(k) Plan is intended to qualify as a defined contribution arrangement under Sections 401(a), 401(k) and 501(a) of the Internal Revenue Code. Employees eligible to participate in our 401(k) Plan are those common law employees on our payroll who have attained the age of 21. Participants may elect to defer a percentage of their eligible pretax earnings each year or contribute a fixed amount per pay period up to the maximum contribution permitted by the Internal Revenue Code. All participants’ plan accounts are 100% vested at all times. All assets of our 401(k) Plan are currently invested, subject to participant-directed elections, in a variety of mutual funds chosen from time to time by us in our capacity as plan administrator. Distribution of a participant’s vested interest generally occurs upon termination of employment, including by reason of retirement, death or disability. We do not make matching or other contributions to our 401(k) plan.
Employment Agreements and Change in Control Arrangements
We have formal employment agreements with R. Scott Huennekens, our President and Chief Executive Officer, and John T. Dahldorf, our Chief Financial Officer and Secretary. For all other employees, employment at our company is at-will and the terms of employment are specified in formal offer letters which are extended to all employees prior to the commencement of employment. Other than Messrs. Huennekens and Dahldorf, none of our employees is entitled to any type of severance upon termination of employment. Under our option award agreements, including those agreements with each of Messrs. Huennekens and Dahldorf, our right of repurchase shall lapse with respect to shares of our common stock issued or issuable upon the exercise of stock options upon the approval of the stockholders of a change of control transaction. For more information on our stock option award agreements, see “— Employee Benefit Plans.”
We have an employment agreement with R. Scott Huennekens, entered into in February 2006, under which Mr. Huennekens is entitled to an annual salary of $350,000. Mr. Huennekens is also eligible to receive a bonus not exceeding 50% of his then-current salary. The agreement provides that upon a change in control we must require any successor to our assets or business to expressly assume Mr. Huennekens’s employment agreement; failure to do so, or notification of resignation by Mr. Huennekens within six months following a change of control, will be treated as a resignation for good reason or a termination without cause and will entitle Mr. Huennekens to certain severance payments including receipt of his then-current base salary for 24 months and a pro rated bonus for the year in which the termination occurs.
We have an employment agreement with John T. Dahldorf, entered into in February 2006, under which Mr. Dahldorf is entitled to an annual salary of $250,000. Mr. Dahldorf is also eligible to receive a bonus not exceeding 40% of his then-current salary. The agreement provides that upon a change in control we must require any successor to our assets or business to expressly assume Mr. Dahldorf’s employment agreement; failure to do so, or notification of resignation by the Mr. Dahldorf within six months following a change of control, will be treated as a resignation for good reason or a termination without cause and will entitle Mr. Dahldorf to certain severance payments including receipt of his then-current base salary for 24 months and a pro rated bonus for the year in which the termination occurs.
Managing Director Agreement
Our wholly-owned subsidiary, Volcano Europe, has entered into a managing director agreement with Michel E. Lussier, appointing him Managing Director of Volcano Europe. Pursuant to the agreement, Mr. Lussier is entitled to an annual salary of € 256,562.48. Mr. Lussier is also eligible, at the discretion of Volcano Europe, to receive a variable fee depending on the achievement of overall corporate goals. In addition, Mr. Lussier is entitled to a car allowance.
Limitations on Liability and Indemnification
Our amended and restated certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers, and may indemnify our other officers, employees and agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Under our bylaws, we are also empowered to enter into indemnification agreements with our directors and officers and to purchase insurance on behalf of any person whom we are required or permitted to indemnify. We have procured and intend to maintain a directors’ and officers’ liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.
We have entered into indemnification agreements with our directors, president and chief executive officer and chief financial officer. Under these agreements, we are required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any actual or threatened litigation or proceeding, if any of them may be made a party to such proceeding because he or she is or was one of our directors or officers. We are obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests. With respect to any criminal proceeding, we are obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.
In addition, our amended and restated certificate of incorporation provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision in our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for any breach of the director’s duty of loyalty to us and for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law. This provision also does not affect a director’s responsibilities under any other laws, such as the Federal securities laws or other state or Federal laws.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.
There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

RELATED PARTY TRANSACTIONS
We describe below transactions and series of similar transactions that have occurred this year or during our last three fiscal years to which we were a party or will be a party in which:

•	the amounts involved exceeded or will exceed $60,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.
We believe that the transactions described below have been negotiated as arms-length transactions.
Sales of Preferred Stock
In 2003 and 2004, we issued an aggregate of 14,948,836 shares of our Series B preferred stock at a price of $3.00 per share for gross proceeds of approximately $44.8 million. Each share of Series B preferred stock will automatically convert into one share of common stock immediately prior to the closing of this offering. In 2005, we issued an aggregate of 2,662,754 shares of our Series C preferred stock at a price of $5.77 per share for gross proceeds of approximately $15.4 million. Each share of Series C preferred stock will automatically convert into one share of common stock immediately prior to the closing of this offering. The purchasers of our Series B and Series C preferred stock included, among others, the following holders of more than 5% of our outstanding stock:

	Shares of Series B		Shares of Series C
Investor	Preferred Stock		Preferred Stock

Funds affiliated with Caduceus Private Investments	—		2,599,654	(1)
Funds affiliated with Domain Associates	8,640,891	(2)	—
Johnson & Johnson Development Corporation	2,694,667		—
Medtronic, Inc.	1,833,335		—

(1)	Consists of 1,734,981 shares of Series C preferred stock purchased by Caduceus Private Investments II, LP, 649,612 shares of Series C preferred stock purchased by Caduceus Private Investments II (QP), LP and 215,061 shares of Series C preferred stock purchased by UBS Juniper Crossover Fund, L.L.C. Robert J. Adelman, a member of our board of directors, is a principal of OrbiMed Advisors, LLC, an affiliate of Caduceus Private Investments.

(2)	Consists of 2,320,445 shares of Series B preferred stock purchased by Domain Partners IV, L.P., 6,174,586 shares of Series B preferred stock purchased by Domain Partners V, L.P. and 145,860 shares of Series B preferred stock purchased by DP V Associates, L.P. James C. Blair, a member of our board of directors, is partner at Domain Associates.
Sale of Common Stock
In 2005, we issued and sold 13,158 and 66,000 shares of our common stock to Lesley H. Howe and Ronald A. Matricaria, respectively, each of whom is a member of our board of directors, at a purchase price per share of $7.60 per share. In 2004, Vincent J. Burgess, our Vice President of Business Development and Marketing, exercised an option to purchase 300,000 shares of our common stock at a purchase price of $0.30 per share.
Transactions with Ferrer Freeman & Company, LLC
In 2003, we issued promissory notes in an aggregate principal amount of $20.0 million bearing interest at the rate of 15.0% per annum compounded and payable in arrears to funds affiliated with Ferrer Freeman & Company, LLC. These notes mature in December 2008. We will pay down our debt, which as of December 31, 2005 was approximately $27.2 million, with a portion of the proceeds from this offering. In connection with the issuance of these notes, we issued warrants to purchase 3,400,339 shares of our common stock with an exercise price of $0.01 per share. These warrants will, by their terms, be automatically exercised on a cashless basis upon the closing of this offering resulting in the net issuance of                      shares of our common stock, based on an assumed initial public offering price of $          per share. Carlos A. Ferrer, a member of our board of directors, is a founding member of Ferrer Freeman & Company, LLC.

Transactions with Medtronic, Inc.
License Agreement. We entered into a license agreement with Medtronic Vascular Galway Limited, formerly known as AVE Galway Limited, an affiliate of Medtronic, a beneficial owner of more than five percent of our common stocks, pursuant to which we granted to AVE Galway Limited a license to certain IVUS patents and technology in consideration for a total license fee of $2.5 million.
Supply Agreement. We entered into a supply agreement with Medtronic Vascular Galway Limited, pursuant to which we agreed to supply certain IVUS related accessories and components to AVE Galway Limited at the manufacturing cost thereof.
Right of First Negotiation and First Refusal Agreement. We granted to Medtronic a right of first negotiation with respect to any sale of our business for consideration less than $30 million and a right of first refusal with respect to any sale of all or substantially all of our IVUS business. This agreement terminates upon the completion of this offering.
Employment Agreements
We have entered into formal employment agreements with R. Scott Huennekens, our President and Chief Executive Officer, and John T. Dahldorf, our Chief Financial Officer and Secretary. In addition, our wholly-owned subsidiary, Volcano Europe, has entered into a managing director agreement with Michel E. Lussier, the Managing Director of Volcano Europe. For more information regarding these agreements, see “Management — Employment Agreement and Change in Control Arrangements” and “Management — Managing Director Agreement.”
Registration Rights
We have entered into an agreement with holders of our preferred stock and warrants, including entities affiliated with some of our directors and entities that hold more than 5% of our outstanding common and preferred stock whereby we granted them registration rights with respect to their shares of common stock issuable upon conversion of their preferred stock and/or exercise of their warrants. For more information regarding registration rights, see “Description of Capital Stock— Registration Rights.”
Indemnification Agreements
We have entered into agreements to indemnify our directors, president and chief executive officer and chief financial officer in addition to the indemnification provided for in our amended and restated certificate of incorporation and bylaws. For more information regarding indemnification matters, see “Management— Limitations on Liability and Indemnification.”
Stock Option Grants
Since January 2003 we have granted options to purchase an aggregate of 1,541,145 shares of our Common Stock to our current executive officers, including each of our executive officers named in the Summary Compensation Table, at a weighted-average exercise price of $1.67.

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information with respect to beneficial ownership of our common stock, as of February 28, 2006, by:

•	each beneficial owner of 5% or more of the outstanding shares of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of February 28, 2006 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o Volcano Corporation, 2870 Kilgore Road, Rancho Cordova, California 95670.
Each stockholder’s percentage ownership before the offering is based on 24,186,772 shares of our common stock outstanding as of February 28, 2006 (as adjusted to reflect at that date the conversion of all shares of our preferred stock outstanding into 19,915,440 shares of common stock). Each stockholder’s percentage ownership after the offering is based on                      shares of our common stock outstanding immediately after the completion of this offering. We have granted the underwriters an option to purchase up to                      additional shares of our common stock to cover over-allotments, if any, and the table below assumes no exercise of that option.

			Percentage of Shares
	Beneficial Ownership		Outstanding

		Options and
		Warrants
		Exercisable	Before the	After the
Beneficial Owner	Shares	Within 60 Days	Offering	Offering

Holders of More than 5%
Funds affiliated with Caduceus Private Investments(1)	2,599,654	—	10.7%	%
767 Third Avenue
30th Floor New York, NY 10017
Funds affiliated with Domain Associates L.L.C.(2)	10,714,741	—	44.3
One Palmer Square Suite 515 Princeton, NJ 08542
Funds affiliated with Ferrer Freeman & Company, LLC(3)	—	3,414,339	12.4
The Mill 10 Glenville Street Greenwich, CT 06831
Johnson & Johnson Development Corporation	2,694,667	—	11.1
31 Technology Drive Irvine, CA 92618
Medtronic, Inc.	1,833,335	—	7.6
710 Medtronic Parkway, MS LC300 Minneapolis, MN 55432

			Percentage of Shares
	Beneficial Ownership		Outstanding

		Options and
		Warrants
		Exercisable	Before the	After the
Beneficial Owner	Shares	Within 60 Days	Offering	Offering

Named Executive Officers
R. Scott Huennekens	—	1,326,825	5.2
John T. Dahldorf	—	334,195	1.4
Vincent J. Burgess	300,000	40,000	1.4
John F. Sheridan	—	275,000	1.1
Jorge J. Quinoy	—	235,000	*
Michel E. Lussier	—	240,000	*
Directors
Olav B. Bergheim(4)	698,850	—	2.9
Robert J. Adelman, M.D.(1)	2,599,654	—	10.7
James C. Blair, Ph.D.(2)	10,714,741	—	44.3
S. Ward Casscells, M.D.(5)	689,052	—	2.8
Carlos A. Ferrer(3)	—	3,414,339	12.4
Lesley H. Howe	13,158	20,000	*
Ronald A. Matricaria	66,000	20,000	*
All executive officers and directors as a group (13 persons)	15,081,455	5,905,359	69.7%	%

*	Indicates ownership of less than 1%

(1)	Consists of 1,734,981 shares held by Caduceus Private Investments II, LP, 649,612 shares held by Caduceus Private Investments II (QP), LP and 215,061 shares held by UBS Juniper Crossover Fund, L.L.C. Dr. Adelman, a member of our board of directors, is a principal of OrbiMed Advisors, LLC, an affiliate of Caduceus Private Investments, and exercises voting and dispositive power over the shares held by these entities.

(2)	Consists of 4,359,804 shares held by Domain Partners IV, L.P., 6,174,586 shares held by Domain Partners V, L.P., 34,491 shares held by DP IV Associates, L.P., and 145,860 shares held by DP V Associates, L.P. One Palmer Square Associates IV, L.L.C. is the general partner of Domain Partners IV, L.P. and DP IV Associates, L.P. and One Palmer Square Associates V, L.L.C. is the general partner of Domain Partners V, L.P. and DP V Associates, L.P. The managing members of One Palmer Square Associates IV, L.L.C. and One Palmer Square Associates V, L.L.C. share voting and investment control over these shares. Dr. Blair, a member of our board of directors, is a managing member of One Palmer Square Associate IV, L.L.C. and One Palmer Square Associates V, L.L.C. Dr. Blair disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares

(3)	Consists of 3,348,578 shares held by FFC Partners II, L.P. assuming the exercise of warrants to purchase 3,352,070 shares of our common stock upon the closing of this offering that, by their terms, are automatically exercised and will result in the issuance of 3,348,578 shares of our common stock to FFC Partners II, L.P upon the closing of this offering, and 48,219 shares held by FFC Executive Partners II, L.P. assuming the exercise of warrants to purchase 48,269 shares of our common stock upon the closing of this offering that, by their terms, are automatically exercised and will result in the issuance of 48,219 shares of our common stock to FFC Executive Partners II, L.P upon the closing of this offering. Mr. Ferrer, a member of our board of directors, shares voting and investment power for these shares as a managing member of FFC GP II, LLC and FFC Executive GP II, LLC, which are the general partners of FFC Partners II, L.P. and FFC Executive Partners II, L.P., respectively. Mr. Ferrer disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares.

(4)	Consists of 698,850 shares held by Fjordinvest, LLC. Mr. Bergheim, the chairperson of our board of directors, is the president of Micro LLC, the managing member of Fjordinvest, LLC and exercises voting and dispositive power over the shares held by Fjordinvest, LLC. Mr. Bergheim disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares.

(5)	Consists of 10,000 shares held by Henry W. Casscells, 10,000 shares held by Lillian B. Casscells, 10,000 shares held by S. Ward Casscells IV and 659,052 shares held by Ward S. Casscells. Dr. Casscells exercises voting and dispositive power over these shares.

DESCRIPTION OF CAPITAL STOCK
The following information describes our common stock and preferred stock, as well as options and warrants to purchase our common stock and provisions of our amended and restated certificate of incorporation and bylaws. This description is only a summary. You should also refer to our amended and restated certificate of incorporation and bylaws, which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.
Upon the completion of this offering, we will be authorized to issue up to                      shares of capital stock, $0.01 par value, to be divided into two classes designated common stock and preferred stock. Of such authorized shares,                      shares will be designated as common stock and                      shares will be designated as preferred stock.
Common Stock
As of December 31, 2005, there were                      shares of common stock outstanding that were held of record by 54 stockholders. These amounts assume the automatic conversion of all outstanding shares of our preferred stock into 19,915,440 shares of our common stock immediately prior to the closing of this offering and the exercise of warrants to purchase 3,414,339 shares of our common stock that, by their terms, are automatically exercised on a cashless basis and will result in the net issuance of                      shares of our common stock at an assumed initial public offering price of $                    . After giving effect to the sale of common stock offered in this offering, there will be                      shares of common stock outstanding (assuming no exercise of the underwriters’ over-allotment option). As of December 31, 2005, there were outstanding options to purchase a total of 5,434,922 shares of our common stock under our 2000 Long Term Incentive Plan and our 2005 Equity Compensation Plan.
The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available therefore. For more information please see “— Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.
Preferred Stock
Upon the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to                      shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.
Warrants
As of December 31, 2005, there were outstanding warrants to purchase 194,167 shares of our Series B preferred stock, which shall automatically convert into warrants to purchase 194,167 shares of our common stock immediately prior to the closing of this offering at an exercise price of $3.00 per share;

3,400,339 shares of our common stock at an exercise price of $0.01 per share; 14,000 shares of our common stock at an exercise price of $1.00 per share; and 40,000 shares of our common stock at an exercise price of $3.00 per share.
Warrants to purchase 3,414,339 shares of our common stock will, by their terms, be automatically exercised on a cashless basis upon the closing of this offering. This exercise will result in the net issuance of           shares of our common stock at an assumed initial public offering price of $           per share.
Registration Rights
After the closing of this offering, the holders of approximately            shares of our common stock, including            shares issuable upon the exercise of the outstanding warrants described above, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to include their common stock in such registration, subject to certain marketing and other limitations. Beginning six months after the closing of this offering, the holders of at least 25% of these securities have the right to require us, on not more than two occasions, to file a registration statement on Form S-1 under the Securities Act in order to register the resale of their shares of common stock. We may, in certain circumstances, defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on a Registration Statement on Form S-3, subject to certain conditions and limitations. In addition, these holders have certain “piggyback” registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to the registration rights noted above or specified excluded registrations, including the registration of the shares issued and issuable under our equity incentive plans, holders may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities such holders may include. Additionally, piggyback registrations are subject to delay or termination of the registration under certain circumstances. The holders of registration rights have waived their right to include any shares in this offering. Generally, we are required to bear all registration, selling and related expenses incurred in connection with the demand and piggyback registrations described above. If we are required to file a registration statement, we must use our commercially reasonable best efforts to cause the registration statement to become effective.
Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Bylaws
Our amended and restated certificate of incorporation to be effective upon completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors to be elected at each annual meeting of our stockholders. Our amended and restated certificate of incorporation and bylaws to be effective upon completion of this offering will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president in the absence of a chief executive officer may call a special meeting of stockholders. Our amended and restated certificate of incorporation to be effective on the completion of this offering will require a 66 2/3 % stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and bylaws relating to the absence of cumulative voting, the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders.
The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3 % stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.
These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.
Section 203 of the General Corporation Law of the State of Delaware
We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock that is not owned by the interested stockholder.
In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.
Stockholder Rights Plan
We expect to adopt a stockholder rights plan, which will become effective upon the consummation of this offering. Under the rights plan, it is anticipated that each share of our common stock will have associated with it one preferred stock purchase right, which will entitle the holder to acquire a fractional share of preferred stock in the event an acquiring person becomes the beneficial owner of a specified percentage of the shares of our outstanding common stock. The exercise of the rights under a stockholder rights plan causes substantial dilution to a person attempting to acquire us on terms not approved by our board of directors, and therefore would significantly increase the price that such person would have to pay to complete the acquisition.
NASDAQ National Market Listing
We have applied for approval for trading and quotation of our common stock on The NASDAQ National Market under the symbol “VOLC.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, NY, 10038, and its telephone number is (718) 921-8201.

SHARES ELIGIBLE FOR FUTURE SALE
We will have                      shares of common stock outstanding after the completion of this offering (                     shares if the underwriters’ over-allotment is exercised in full) based on                      shares outstanding as of February 28, 2006. Of those shares, the                      shares of common stock sold in the offering (                     shares if the underwriters’ over-allotment option is exercised in full) will be freely transferable without restriction, unless purchased by persons deemed to be our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Securities Act. The remaining                      shares of common stock to be outstanding immediately following the completion of this offering are “restricted,” which means they were originally sold in offerings that were not registered under the Securities Act. These restricted shares may only be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144.
All of our officers, directors and holders of more than 1% of our securities have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc. and Piper Jaffray & Co. After the 180-day lock-up period, these shares may be sold, subject to applicable securities laws. Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with the NASD Rule 2711(f)(4), if, under certain circumstances, we release earnings results or material news or make certain announcements that we will release earnings results, or a material event relating to us occurs, then the 180-day lock-up period will be extended until 18 days following the date of release of the earnings results or the occurrence of the material news or material event, as applicable. For more information on the lock-up agreements, please see “Underwriting.”
After the offering, the holders of approximately                      shares of our common stock, including                      shares issuable upon the exercise of outstanding warrants, will be entitled to registration rights. For more information on these registration rights, see “Description of Capital Stock— Registration Rights.”
In general, under Rule 144, as currently in effect, beginning 90 days after the effective date of this offering, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for one year or more, may sell in the open market within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately shares immediately after the offering); or

•	the average weekly trading volume in the common stock on The NASDAQ National Market during the four calendar weeks preceding the sale.
Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and the availability of our current public information. A person (or persons whose shares are aggregated) who is not an affiliate at any time during the three month period preceding a sale by him or her and who has beneficially owned his or her shares for at least two years, may sell the shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or the availability of current public information we refer to above.
Any of our employees, officers, directors or consultants who purchased his or her shares before the completion of this offering or who hold options as of that date pursuant to a written compensatory plan or contract are entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 commencing 90 days after completion of this offering. Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders, including those set forth in the lock-up agreements described above and those contained in grant agreements issued under our 2000 Long Term Incentive Plan and our 2005 Equity Compensation Plan.
Based on shares outstanding as of February 28, 2006 and subject to the lock-up agreements and repurchase rights under our 2000 Long Term Incentive Plan and our 2005 Equity Compensation Plan, the shares of our common stock that will become eligible for sale without registration pursuant to Rule 144 or Rule 701 under the Securities Act are as follows:

•	shares will be immediately eligible for sale in the public market without restriction pursuant to Rule 144(k); and

•	shares will be eligible for sale in the public market under Rule 144 or Rule 701 beginning 90 days after the date of this Prospectus, subject to volume, manner of sale, and other limitations under those rules.
Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our 2000 Long Term Incentive Plan and our 2005 Equity Compensation Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statement will become effective immediately upon filing.
Prior to the completion of this offering, there has been no public market for our common stock, and any sale of substantial amounts in the open market may adversely affect the market price of our common stock offered hereby.

UNDERWRITING
The underwriters named below, for whom J.P. Morgan Securities Inc., Piper Jaffray & Co., Bear, Stearns & Co. Inc. and Cowen & Co., LLC are acting as representatives, have agreed to purchase, subject to the terms of an underwriting agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Number
Underwriters	of Shares

J.P. Morgan Securities Inc.
Piper Jaffray & Co.
Bear, Stearns & Co. Inc.
Cowen & Co., LLC

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase shares of our common stock are subject to the satisfaction of the conditions contained in the underwriting agreement, which include that:

•	the registration statement of which this prospectus is a part has been declared effective;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in our business;

•	the shares of our common stock to be sold in this offering have been approved for listing on The NASDAQ National Market; and

•	we deliver customary closing documents to the underwriters.
The underwriters have advised us that they propose to offer the shares initially to the public at $           per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $           per share. The underwriters may allow and the dealers may re-allow a concession of not more than $           per share on sales to certain other brokers and dealers. After this offering, these figures may be changed by the underwriters.
We have granted to the underwriters an over-allotment option to purchase up to an additional                      shares of our common stock from us at the same price as to the public, and with the same underwriting discount, as set forth on the front cover of this prospectus. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the underwriting agreement.
The following table shows underwriting discounts and commissions to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise

Per share	$	$
Total to be paid by us	$	$
We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $          . We have agreed to indemnify the underwriters against certain liabilities that may be based upon an untrue statement of material fact contained in this prospectus, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of this offering, will make sales of our common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.
The offering of our shares of common stock is made for delivery when and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or part.
Holders of an aggregate of more than 99% of our shares of common stock, including each of our directors and executive officers, have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities Inc. and Piper Jaffray & Co. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with NASD Rule 2711(f)(4), if (1) during the last 17 days of the initial 180-day lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the initial 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial 180-day lock-up period, then in each case the initial 180-day lock-up period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable. The foregoing lock-up is not applicable to:

•	bona fide gifts or pledges, provided the donee or pledgee agrees to be bound by the lock-up restrictions;

•	transfers to immediate family members or to a trust for the benefit of the transferee or immediate family members of the transferee, provided that the transferee agrees to be bound by the lock-up restrictions; or

•	shares acquired in the open market after the date of the underwriting agreement, provided that the holder is not one of our directors or officers.
Prior to this offering, there has been no established trading market for our common stock. The initial public offering price for the shares of our common stock offered by this prospectus was negotiated between us and the underwriters immediately prior to this offering. Factors considered in determining the initial public offering price included:

•	the history of, and the prospects for, the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future earnings;

•	the recent market prices of securities of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering and other relevant factors.
The initial public offering price of our common stock may not correspond to the price at which our common stock will trade in the public market subsequent to this offering, and an active public market for our common stock may never develop or, if it does develop, continue after this offering.

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in our common stock for their own account by selling more shares of our common stock than have been sold to them by us. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.
In addition, the underwriters may stabilize or maintain the price of our common stock by bidding for or purchasing shares of our common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of our common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on The NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.
A prospectus in electronic format may be made available by password on the Internet sites or through other online services maintained by certain of the underwriters participating in this offering or by their affiliates. In those cases, prospective investors may view offering terms and this prospectus online and, depending upon the underwriter, prospective investors may be allowed to place orders online or through their financial advisor. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.
Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which the prospectus forms a part, has not been approved or endorsed by us or the underwriters in its capacity as underwriter and should not be relied upon by investors.
From time to time in the ordinary course of their respective businesses, some of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with our affiliates and us.

LEGAL MATTERS
The validity of the shares of common stock offered hereby has been passed upon for us by Reed Smith LLP, San Francisco, California. Morrison & Foerster LLP, San Diego, California, is counsel for the underwriters in connection with this offering. We have granted a partner of Reed Smith LLP an option to purchase 20,000 shares of our common stock at an exercise price of $0.30 per share.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, as set forth in their report. We’ve included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.
You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. We also maintain a website at www.volcanocorp.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

VOLCANO CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of Volcano Corporation
We have audited the accompanying consolidated balance sheets of Volcano Corporation as of December 31, 2004 and 2005, and the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Volcano Corporation at December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
/s/ Ernst & Young LLP
Sacramento, California
March 9, 2006

VOLCANO CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

			Pro Forma
			Convertible
			Preferred Stock
			and Stockholders’
	December 31,		Equity at
			December 31,
	2004	2005	2005

			(unaudited)
			(Note 1)
Assets
Current assets:
Cash and cash equivalents	$11,438	$15,219
Accounts receivable, net	12,415	16,001
Inventories	7,621	10,155
Prepaid expenses and other current assets	1,309	1,416

Total current assets	32,783	42,791
Restricted cash	231	309
Property and equipment, net	8,443	9,885
Intangible assets, net	17,279	14,645
Other non-current assets	405	838

	$59,141	$68,468

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$4,489	$11,119
Accrued compensation	3,263	4,437
Accrued expenses and other current liabilities	2,705	4,955
Deferred revenues	1,450	2,173
Short-term debt	5,897	—
Current maturities of long-term debt	2,937	3,114

Total current liabilities	20,741	25,798
Long-term debt	25,700	27,236
Deferred license fee from a related party	1,875	1,625
Other	105	217

Total liabilities	48,421	54,876
Commitments and contingencies (Note 7)
Convertible preferred stock, 17,253 and 19,915 shares issued and outstanding at December 31, 2004 and 2005, respectively (liquidation preference of $62,514 at December 31, 2005); no shares outstanding pro forma (unaudited)	47,696	63,060	$—
Stockholders’ equity (deficit):
Preferred stock, par value $0.001; 20,109 shares authorized
Common stock, par value of $0.001; 34,500 shares authorized; 3,978 and 4,271 shares issued and outstanding at December 31, 2004 and 2005, respectively and 24,186 shares outstanding pro forma (unaudited)	4	4	24
Additional paid-in capital	6,182	8,443	71,483
Deferred stock compensation	(3,006)	(2,888)	(2,888)
Accumulated other comprehensive income	2	392	392
Accumulated deficit	(40,158)	(55,419)	(55,419)

Total stockholders’ equity (deficit)	(36,976)	(49,468)	$13,592

	$59,141	$68,468

See notes to consolidated financial statements.

VOLCANO CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended December 31,

	2003	2004	2005

Revenues	$23,463	$61,098	$91,900
Cost of revenues	14,524	29,860	47,843

Gross profit	8,939	31,238	44,057
Operating expenses:
Selling, general and administrative	13,880	30,374	35,365
Research and development	8,064	9,800	15,119
Amortization of intangibles	1,571	2,929	3,052

Total operating expenses	23,515	43,103	53,536

Operating loss	(14,576)	(11,865)	(9,479)
Interest expense	(565)	(4,784)	(5,311)
Interest and other income (expense), net	50	495	(401)

Loss before provision for income taxes	(15,091)	(16,154)	(15,191)
Provision for income taxes	10	37	70

Net loss	$(15,101)	$(16,191)	$(15,261)

Net loss per share— basic and diluted	$(4.40)	$(4.58)	$(3.85)

Weighted-average shares outstanding— basic and diluted	3,432	3,536	3,969

Pro forma net loss per share— basic and diluted (unaudited)			$(0.65)

Pro forma weighted-average shares outstanding— basic and diluted (unaudited)			23,526

Stock-based compensation expense is included above as follows:

Cost of revenues	$6	$14	$258
Selling, general and administrative	106	677	1,267
Research and development	17	113	423

	$129	$804	$1,948

See notes to consolidated financial statements.

VOLCANO CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Years Ended December 31,

	2003	2004	2005

Net loss	$(15,101)	$(16,191)	$(15,261)
Other comprehensive income (loss):
Foreign currency translation adjustments	123	(121)	390

Comprehensive loss	$(14,978)	$(16,312)	$(14,871)

See notes to consolidated financial statements.

VOLCANO CORPORATION
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands)

	Designated		Designated		Designated
	Series A		Series B		Series C
	Convertible		Convertible		Convertible							Accumulated
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Additional	Deferred		Other	Total
									Paid-In	Stock	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Income (Loss)	Deficit

Balance at December 31, 2002	2,304	$2,304	8,000	$24,000	—	$—	3,412	$3	$10	$—	$(8,866)	$—	$(8,853)
Net loss											(15,101)		(15,101)
Issuance of common stock under stock option plans							84	—	9				9
Deferred stock compensation									594	(594)			—
Reversal of unamortized deferred stock compensation relating to the forfeiture of unvested employee stock options									(17)	17			—
Amortization of deferred stock compensation net of adjustment for forfeitures of unvested options										47			47
Issuance of stock options to consultants									82				82
Issuance of convertible preferred stock, net of offering costs			6,865	20,597					(71)				(71)
Issuance of common stock in exchange for intangible assets							7	—	3				3
Issuance of warrants to purchase common stock									2,235				2,235
Issuance of warrants to purchase convertible preferred stock				321									—
Foreign currency translation adjustments												123	123

Balance at December 31, 2003	2,304	2,304	14,865	44,918	—	—	3,503	3	2,845	(530)	(23,967)	123	(21,526)
Net loss											(16,191)		(16,191)
Issuance of common stock under stock option plans							475	1	62				63
Deferred stock compensation									2,893	(2,893)			—
Reversal of unamortized deferred stock compensation relating to the forfeiture of unvested employee stock options									(114)	114			—
Amortization of deferred stock compensation net of adjustment for forfeitures of unvested options										303			303
Issuance of stock options to consultants									501				501
Issuance of convertible preferred stock, net of offering costs			84	250					(5)				(5)
Issuance of warrants to purchase convertible preferred stock				224
Foreign currency translation adjustments												(121)	(121)

Balance at December 31, 2004	2,304	2,304	14,949	45,392	—	—	3,978	4	6,182	(3,006)	(40,158)	2	(36,976)
Net loss											(15,261)		(15,261)
Issuance of common stock under stock option plans							199	—	88				88
Deferred stock compensation									1,239	(1,239)			—
Reversal of unamortized deferred stock compensation relating to the forfeiture of unvested employee stock options									(255)	255			—
Amortization of deferred stock compensation net of adjustment for forfeitures of unvested options										1,102			1,102
Issuance of stock options to consultants									736				736
Issuance of convertible preferred stock, net of offering costs					2,662	15,364			(258)				(258)
Sale of common stock							79	—	601				601
Issuance of common stock in exchange for consulting services							15	—	110				110
Foreign currency translation adjustments												390	390

Balance at December 31, 2005	2,304	$2,304	14,949	$45,392	2,662	$15,364	4,271	$4	$8,443	$(2,888)	$(55,419)	$392	$(49,468)

See notes to consolidated financial statements.

VOLCANO CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,

	2003	2004	2005

Operating activities
Net loss	$(15,101)	$(16,191)	$(15,261)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,957	5,988	7,100
Amortization of debt discount and deferred financing fees	121	744	808
Impairment of long-lived assets	315	—	360
Interest capitalized as debt principal	183	3,259	3,774
Non-cash stock compensation expense	129	804	1,948
Loss (gain) on foreign exchange	63	(342)	859
Loss on disposal of long-lived assets	21	48	34
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(4,144)	(2,830)	(4,110)
Inventories	1,470	1,204	(2,684)
Prepaid expenses and other assets	(675)	22	(697)
Accounts payable	2,794	360	6,281
Accrued compensation	1,602	1,006	1,223
Accrued expenses and other liabilities	1,850	(471)	2,441
Deferred revenues	179	912	804
Deferred license fee from a related party	2,375	(250)	(250)

Net cash provided by (used in) operating activities	(5,861)	(5,737)	2,630
Investing activities
Cash paid for acquisitions	(39,675)	(81)	—
Cash paid for other intangibles	(64)	(429)	(434)
Sale and maturities of available-for-sale investments	14,733	—	—
Capital expenditures	(1,052)	(2,449)	(5,585)

Net cash used in investing activities	(26,058)	(2,959)	(6,019)
Financing activities
Proceeds from issuance of long-term debt	25,000	1,500	500
Repayment of long-term debt	(655)	(2,467)	(2,963)
Payment of deferred financing costs	(246)	(35)	—
Proceeds from issuance of short-term debt	6,000	1,000	—
Repayment of short-term debt	(429)	(674)	(5,897)
Proceeds from issuance of convertible preferred stock, net of issuance costs	20,526	245	15,106
Proceeds from sale of common stock	—	—	601
Proceeds from exercise of common stock options	9	118	63
Proceeds from issuance of notes payable to a related party	2,000	—	—
Repayment of notes payable to a related party	(2,000)	—	—
Increase in restricted cash	(231)	—	(82)

Net cash provided by (used in) financing activities	49,974	(313)	7,328
Effect of exchange rate changes on cash and cash equivalents	(23)	49	(158)

Net increase (decrease) in cash and cash equivalents	18,032	(8,960)	3,781
Cash and cash equivalents, beginning of year	2,366	20,398	11,438

Cash and cash equivalents, end of year	$20,398	$11,438	$15,219

Supplemental disclosures
Interest capitalized as debt principal	$183	$3,259	$3,774
Cash paid for interest	241	891	827
Cash paid for income taxes	—	28	39
Non-cash investing and financing activities
Liabilities assumed and notes payable issued to sellers	5,755	—	—
See notes to consolidated financial statements.

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Nature of Operations
Volcano Corporation (formerly Volcano Therapeutics, Inc.) was incorporated under the laws of the State of Delaware on January 12, 2000. The consolidated financial statements of Volcano Corporation (the Company) include the accounts of the parent company and its wholly-owned subsidiaries, Volcano Europe SA/ NV, formerly Volcano Therapeutics Europe (Volcano Europe) and Volcano Japan K.K., formerly Volcano Therapeutics Japan K.K. (Volcano Japan). Volcano Europe was incorporated in 2003 and Volcano Japan was incorporated in 2004. The Company is engaged in the manufacture, sale, discovery, development and commercialization of products for the diagnosis of atherosclerosis in the coronary arteries and peripheral vascular system. All significant intercompany balances and transactions have been eliminated in consolidation.
The Company has incurred operating losses since inception and has an accumulated deficit of approximately $55,419,000 as of December 31, 2005. The Company has financed its operations primarily through the sale of convertible preferred stock and the issuance of subordinated unsecured debt. Including the amounts available on its existing credit facility (Note 4), the Company believes that it has sufficient capital to maintain its operations through at least December 31, 2006; however, successful completion of the Company’s plan to transition to profitable operations is dependent upon obtaining additional financing. There can be no assurance that the Company will be successful in obtaining additional financing on favorable terms, or at all. The Company has indicated its ability and intent to reduce operations and use of cash if its revenue projections are not met or additional financing is not obtained.
In July 2003, the Company purchased substantially all of the assets and assumed certain liabilities associated with the Intravascular Ultrasound (IVUS) and Functional Measurement (FM) product lines of Jomed, Inc. and certain other affiliates and subsidiaries of Jomed, NV (the Jomed Acquisition).

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, the accounting for doubtful accounts, inventory reserves, depreciation and amortization, sales returns, warranty costs, certain accruals, long-lived asset impairment calculations and contingencies. Actual results could differ materially from the estimates and assumptions used by the Company in the preparation of its consolidated financial statements.

Unaudited Pro Forma Convertible Preferred Stock and Stockholders’ Equity
In February 2006, the Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission for the Company to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the Series A, Series B, and Series C convertible preferred stock outstanding at the time of the offering will automatically convert into 19,915,440 shares of common stock, assuming a one-for-one conversion ratio. Unaudited pro forma convertible preferred stock and stockholders’ equity, as adjusted for the assumed conversion of the preferred stock is set forth on the accompanying balance sheet. Warrants to purchase 3,414,339 shares of the Company’s common stock upon the closing of this offering that, by their terms, are automatically exercised on a cash-less basis will result in the net issuance of a number of shares of its common stock based on the initial public offering price per share, are not reflected in the accompanying unaudited pro forma convertible preferred stock and stockholders’ equity.

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Currency Translation
The Euro and Yen are the functional currencies of the Company’s subsidiaries, Volcano Europe and Volcano Japan, respectively, as they are the primary currencies within the economic environment in which each subsidiary operates. Assets and liabilities of the respective subsidiary’s operations are translated into U.S. dollars at period-end exchange rates, and revenues and expenses are translated into U.S. dollars at average exchange rates in effect during each reporting period. Adjustments resulting from the translation of each subsidiary’s financial statements are reported in other comprehensive loss.
Exchange rate fluctuations resulting from the translation of the inter-company balances between Volcano Corporation and its subsidiaries and other non-U.S. dollar denominated liabilities into U.S. dollars are recorded as foreign currency transaction gains or losses and are included in interest and other income (expense), net in the consolidated statement of operations.
The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, certain other accrued liabilities and debt. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, other accrued liabilities and short-term revolving bank borrowings approximate their fair values due to the short-term nature of those instruments. Active markets for the Company’s other debt instruments, which consist of privately-issued notes payable and term loans, do not exist and there are no quoted market prices for these liabilities. Accordingly, it is not practicable to estimate the fair values of such financial instruments because of the limited information available to the Company.

Cash and Cash Equivalents
All highly liquid investments with a maturity of three months or less on the date of purchase are considered to be cash equivalents. Cash and cash equivalents include cash held in checking and money market accounts.

Restricted Cash
At December 31, 2004 and 2005, the Company had restricted cash totaling $231,000 and $309,000, respectively. Restricted cash of $231,000 at December 31, 2004 and 2005 is in the form of collateral to a letter of credit issued to one of the Company’s principal landlords as a security deposit on a lease that expires in 2009. An additional $78,000 at December 31, 2005 is cash in bank, restricted as to withdrawal and serves as a security deposit for another leased facility pursuant to a lease that is non-cancellable through 2007 and expires in 2013. The letter of credit is in effect and the cash in bank will remain restricted as to withdrawal until such time as new lease agreements are executed.

Concentration of Credit Risk
Financial instruments which subject the Company to potential credit risk consist of its cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high credit quality financial institutions. Deposits with these financial institutions may exceed the amount of insurance provided; however, these deposits typically are redeemable upon demand and, therefore, the Company believes the financial risks associated with these financial instruments are minimal.
The Company performs ongoing credit evaluations of its customers, and generally does not require collateral on its accounts receivable. The Company estimates the need for allowances for potential credit losses based on historical collection activity and the facts and circumstances relevant to specific customers and records a provision for uncollectible accounts when collection is uncertain. The Company has not experienced significant credit related losses to date.

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Fukuda Denshi Co., Ltd, a distributor in Japan, accounted for approximately 12% and 35% of the Company’s revenues for the years ended December 31, 2004 and 2005, respectively, and approximately 12% and 30% of the Company’s trade receivables at December 31, 2004 and 2005, respectively. No other single customer accounted for more than 10% of the Company’s revenues for any period presented and at December 31, 2004 and 2005, no other single customer accounted for more than 10% of the Company’s trade receivables.
The Company purchases integrated circuits and other key components for use in its products. For certain components, which are currently single sourced, there are relatively few sources of supply. Although management believes that other suppliers could provide similar components on comparable terms, establishment of additional or replacement suppliers cannot be accomplished quickly. Any significant supply interruption could have a material adverse effect on the Company’s business, financial condition and results of operations.

Inventories
Inventories are valued at the lower of cost (first-in, first-out basis) or market value (net realizable value or replacement cost).

Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation and amortization. Equipment and capitalized software are depreciated over the estimated useful lives of the assets (generally three to five years). Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the improvements, which is between three and ten years. The straight-line method is used for depreciation and amortization. Significant improvements which substantially extend the useful lives of assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.
Property and equipment includes certain medical diagnostic equipment that is located at customer premises. The Company retains ownership of the equipment. Medical diagnostic equipment is recorded at the Company’s cost to acquire or manufacture the equipment and is depreciated over the estimated useful life (generally three years).
Assets held under capital leases are recorded at the net present value of the minimum lease payments of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease.

Intangible Assets
Intangible assets, consisting of acquired technology, licenses, patents and trademarks, and customer relationships, are amortized using the straight-line method over their estimated useful lives ranging from three to ten years.

Impairment or Disposal of Long-Lived Assets
Impairment of long-lived assets is recognized when events or circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable. Under Statement of Financial Accounting Standard (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), a long-lived asset is initially measured at the lower of its carrying amount or fair value. An impairment loss is recognized when estimated future cash flows, on an undiscounted basis, expected to result from the use of the asset, including its disposition, are less than the carrying value of the asset. The impairment loss is then calculated by comparing the carrying value of the asset with its

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
fair value, which is usually estimated using discounted cash flows expected to be generated from the use of the assets.

Product Warranty Costs
The Company offers a one-year warranty for parts and labor on its products commencing upon the transfer of title and risk of loss to the customer. The Company accrues the estimated cost of product warranties at the time revenue is recognized based on historical results. The warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from these estimates, revisions to the estimated warranty liability would be required. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.
Accrued warranty liability is included in accrued expenses and other current liabilities in the consolidated balance sheets. The change in the accrued warranty liability for the years ended December 31, 2003, 2004 and 2005 is summarized in the following table (in thousands):

	Years Ended December 31,

	2003	2004	2005

Balance at beginning of year	$—	$268	$203
Jomed Acquisition	290	—	—
Warranties issued during the year	167	291	611
Settlements during the year	(189)	(356)	(455)

Balance at end of year	$268	$203	$359

Derivative Financial Instruments
In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), the Company performed a review of its contracts for potential derivative financial instruments. Embedded derivative financial instruments are present within the Company’s debt agreements (see Note 4).

Stock-Based Compensation
As permitted by SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, the Company accounts for its stock-based employee compensation plans using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), which provides that no compensation expense is recognized for options granted with an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Had compensation expense for the Company’s stock option plans been determined

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
based upon the fair value at the grant date for awards under the plans using market-based option valuation models, net loss would have been as follows (in thousands, except per share data):

	Years Ended December 31,

	2003	2004	2005

Net loss as reported	$(15,101)	$(16,191)	$(15,261)
Add: Total stock-based employee compensation determined under APB 25 and included in reported net loss	47	303	1,102
Deduct: Total stock-based employee compensation determined under fair value based method	(104)	(402)	(1,800)

Pro forma net loss	$(15,158)	$(16,290)	$(15,959)

Basic and diluted net loss per share:
As reported	$(4.40)	$(4.58)	$(3.85)

Pro forma	$(4.42)	$(4.61)	$(4.02)

Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the input assumptions can materially affect their fair value estimate, it is the Company’s opinion that the existing models do not necessarily provide a reliable single measure of the fair value of the employee stock options. For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the vesting period of equity awards (generally four years), using the straight-line method.
Under SFAS No. 123, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model utilizing the following assumptions:

	Years Ended December 31,

	2003	2004	2005

Risk-free interest rate	3.0%	3.5%	3.9%
Expected life (years)	5	5	5
Estimated volatility factor	0.75	0.75	0.75
Expected dividends	None	None	None
Option and Warrant Grants to Non-employees
Option and warrant grants to non-employees are valued using the fair value based method prescribed by SFAS No. 123 and Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services.
Comprehensive Loss
Comprehensive loss represents the net loss for the period plus the results of certain changes to stockholders’ deficit that are not reflected in the consolidated statements of operations. The Company’s comprehensive loss consists of net losses and foreign currency translation adjustments.
Revenue Recognition
In December 2003, the Securities and Exchange Commission (the SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition (SAB No. 104), which superceded SAB No. 101, Revenue

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Recognition (SAB No. 101). The Company recognizes revenues in accordance with SAB No. 104 when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Revenue from the sale of the Company’s products is generally recognized when title and risk of loss transfer upon shipment to the customer (generally FOB shipping point).
Installation is generally not a required element of the Company’s sales transactions as most of the Company’s products do not require installation. In instances where installation is a required element of the sales transaction, revenue is recognized upon completion of the installation.
If an arrangement includes multiple elements, the Company applies the provisions of Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. The principles and guidance outlined in EITF No. 00-21 provide a framework to (a) determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and (b) determine how the arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. In accordance with EITF No. 00-21, the Company uses the residual method to allocate the arrangement consideration when it has not established objective and reliable evidence of the fair value of delivered items. The delivered items represent individual units of accounting because they have value to the customer on a stand-alone basis, objective and reliable evidence of fair value exists for the undelivered items, and arrangements do not contain a general right of return relative to the delivered items. Under the residual method, the amount of consideration allocated to the delivered items equals the total arrangement consideration less the aggregate fair value of the undelivered items. Assuming all other criteria for revenue recognition have been met, the Company recognizes revenue for delivered items when title and risk of loss transfer upon shipment to the customer and installation, if applicable, has been completed. Revenue for undelivered items, which include service and maintenance activities, is recognized ratably over the service period, which is generally one year.
All costs associated with the provision of service are recognized in cost of revenues as incurred. Amounts billed in excess of revenue recognized are included as deferred revenue in the consolidated balance sheets.
The Company sells its products through direct sales representatives in the United States and a combination of direct sales representatives and independent distributors in international markets. Sales to distributors are recorded when title and risk of loss transfer upon shipment (generally FOB shipping point). No direct sales customers or distributors have price protection and only one distributor has limited return rights in the event of termination of the agreement with that distributor. Periodic evaluations are made by the Company regarding the estimated amount of returns that could be made under this right of return provision in accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists. Estimated returns, which are based on historical results, are recorded as allowances for sales returns and as a reduction in revenues. As of December 31, 2004 and 2005, the Company determined that an allowance for sales returns of $0 and $37,000, respectively, was required. In accordance with EITF Issue No. 01-9 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), all sales incentive costs including cash discounts, customer promotional allowances, and volume rebates are reflected as a reduction of revenues.

Shipping and Handling Costs
Shipping and handling costs billed to customers are included in revenues. Shipping and handling costs incurred by the Company associated with shipping its products to its customers are included in cost of revenues.

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Research and Development
Company-sponsored research and development expenses include the costs of technical activities that are useful in developing new products, services, processes or techniques, as well as expenses for technical activities that may significantly improve existing products or processes and are expensed as incurred. Grants received from third parties for research and development activity are recorded as reductions of expense over the term of the agreement as the related activities are conducted and were $1,120,000 in the year ended December 31, 2005. No reimbursements were received in the years ended December 31, 2003 and 2004.

Clinical Studies
The Company accrues and expenses costs for activities associated with clinical studies performed by third parties as incurred. All other costs relative to setting up clinical study sites are expensed as incurred to research and development expense. Clinical study site costs related to patient enrollment are accrued as patients are entered into the studies. Equipment that has alternative future use and is used at clinical study sites for participation in the studies are capitalized and expensed over the estimated life of the equipment.
Income Taxes
The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent a deferred tax asset cannot be recognized under the preceding criteria, allowances are established. At December 31, 2004 and 2005, all deferred tax assets, without offsetting liabilities in the same jurisdiction, were fully reserved.
Net Loss Per Share
Basic and diluted net loss per share is presented in accordance with SFAS 128, Earnings per Share. Basic net loss per share is computed by dividing consolidated net loss by the weighted-average number of common shares outstanding during the period. The Company’s potentially dilutive shares, which include outstanding common stock options, convertible preferred stock and warrants have not been included in the computation of diluted net loss per share for all periods as the result would be anti-dilutive. Such potentially dilutive shares are excluded when the effect would be to reduce a loss per share.
The unaudited pro forma basic and diluted net loss per common share calculations for the year ended December 31, 2005 assume the conversion of all outstanding shares of convertible preferred stock into

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
shares of common stock using the as-if-converted method, as of January 1, 2005, or the date of issuance, if later (in thousands, except per share data).

Net loss	$(15,261)

Denominator for pro forma basic and diluted net loss per share:
Shares used for historical basic and diluted net loss per share	3,969
Pro forma adjustment to reflect assumed weighted-average effect of conversion of preferred stock to common stock at a ratio of one-to-one (unaudited)	19,557

Shares used to compute pro forma basic and diluted net loss per share (unaudited)	23,526

Pro forma basic and diluted net loss per share (unaudited)	$(0.65)

The following table sets forth potential shares of common stock that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive as of the end of each period presented (in thousands):

	December 31,

	2003	2004	2005

Convertible preferred stock	17,169	17,253	19,915
Stock options outstanding	3,611	4,091	5,435
Warrants to purchase convertible preferred stock	140	194	194
Warrants to purchase common stock	3,454	3,454	3,454
Unvested common stock subject to repurchase	—	203	88
As of December 31, 2005, the number of shares of common stock issuable upon the exercise of warrants to purchase convertible preferred stock and conversion of convertible preferred stock are at a ratio of one-to-one.

Operating Segments
The Company is organized as a single operating segment, whereby its chief operating decision maker assesses the performance of and allocates resources to the business as a whole (see Note 11).

Recent Accounting Pronouncements
In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, (SFAS No. 151) to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges, and that fixed production overheads should be allocated to inventory based on normal capacity of production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company does not expect that the adoption of SFAS No. 151 will have a significant impact on its results of operations, financial position or cash flows.
In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). SFAS No. 123(R) supersedes APB 25, Accounting for Stock Issued to Employees (APB 25) and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative. The Company will adopt SFAS 123(R) at the beginning of its first quarter of 2006.
SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods: 1) a “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date: or 2) a “modified retrospective” method, which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. The Company plans to adopt SFAS No. 123(R) using the modified-prospective method.
The Company is currently evaluating the requirements of SFAS No. 123(R) and has not yet fully determined the impact on its consolidated financial statements. The Company believes the impact to its financial statements will result in a material increase in its stock-based employee compensation expense recognized in its consolidated statements of operations, although it will have no impact on its overall financial position. Stock-based employee compensation expense after the adoption of SFAS No. 123(R) is dependent on levels of share-based payments granted in the future. The stock-based employee compensation expense presented in its pro forma financial results required to be disclosed under SFAS No. 123 was $104,000, $402,000 and $1,800,000 in 2003, 2004, and 2005, respectively.
Additionally, SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.
In March 2005, the SEC staff issued SAB No. 107, Share-Based Payment, which provides guidance on the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 does not modify any of the requirements under SFAS No. 123(R). SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123(R) in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123(R). The Company is currently evaluating the impact of SAB No. 107 on its consolidated financial statements.
Presentation
Certain reclassifications have been made to prior year’s financial information to conform to the current year’s presentation.

2.	ACQUISITIONS
During the year ended December 31, 2004, the Company paid approximately $81,000 in cash for acquisitions, which is comprised of approximately $65,000 in additional closing costs for the Jomed Acquisition and approximately $16,000 in additional closing costs paid for the acquisition of Jomed Imaging, Ltd.
During the year ended December 31, 2003, the Company paid approximately $39,675,000 in cash for acquisitions, which is comprised of approximately $3,550,000 in cash paid for the acquisition of IVUS technology ($6,534,000 total consideration, less $2,984,000 in deferred payments), approximately $35,737,000 in cash paid for the Jomed Acquisition and approximately $388,000 paid for the acquisition of Jomed Imaging, Ltd. technology.

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Acquisition of IVUS Technology
In July 2003, the Company entered into a license agreement whereby the Company was granted the rights to certain IVUS technology and patents for total consideration of approximately €5,661,000 (approximately $6,534,000 using exchange rates in effect at that time). The consideration is comprised of an upfront payment of €3,000,000 and four annual payments of € 725,000 payable on the anniversary date of the agreement commencing in July 2004. At the date of acquisition and at December 31, 2005, the present value of the deferred payments liability was approximately $2,984,000 and $1,578,000, respectively (see Note 4). Closing costs for the purchase were approximately $87,000. This license fee is recorded as an intangible asset and is being amortized over the estimated useful life of the patents and technology of 10 years. In addition, during the license period, the license agreement requires the payment of royalties by the Company based upon the number of units sold by the Company using the licensed technology. The seller has also agreed to assist the Company in commencing its business to use the acquired technology and manufacture and sell the related products (see Note 7).
Jomed Acquisition
In July 2003, the Company completed the Jomed Acquisition (see Note 1). The fair values of the net assets acquired and the liabilities assumed have been estimated for purposes of allocating the purchase price and were determined pursuant to an independent valuation. The aggregate purchase price of approximately $35,802,000 was paid in cash and included closing costs of approximately $2,482,000. In addition, the Company assumed liabilities of approximately $2,771,000.
The purchase price and allocation of purchase price are summarized as follows (in thousands):

Tangible assets:
Accounts receivable	$4,957
Inventories	10,108
Prepaid expenses and other current assets	362
Property and equipment	8,983
Other non-current assets	20

Total tangible assets	24,430
Intangible assets:
Developed technology	12,469
Customer relationships	1,674

Total intangible assets	14,143
Liabilities assumed:
Accounts payable	1,062
Accrued compensation	531
Accrued expenses and other current liabilities	1,023
Current maturities of long-term debt	29
Long-term debt	126

Total liabilities assumed	2,771

Net assets acquired	$35,802

The developed technology and customer relationship intangible assets are being amortized over a period of six and one-half years using the straight-line method, which reflects the estimated life of the

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
purchased intangibles without any post-purchase enhancements or synergies with the Company’s other products.
The Company has included the operating results associated with the Jomed Acquisition in its consolidated financial statements from the date of acquisition.
Acquisition of Jomed Imaging, Ltd. Technology
In November 2003, the Company acquired certain intellectual assets of Jomed Imaging, Ltd. for total cash consideration of approximately £234,000 (approximately $404,000), which includes closing costs of approximately £114,000 (approximately $198,000). The purchased assets represent various patents for technology related to the diagnosis of atherosclerosis in the coronary arteries and peripheral vascular system and are being amortized over the estimated useful life of 10 years using the straight-line method.

3.	FINANCIAL STATEMENT DETAILS
Accounts Receivable, Net
Accounts receivable, net consists of the following (in thousands):

	December 31,

	2004	2005

Trade accounts receivable	$12,533	$16,159
Less: allowance for doubtful accounts	118	158

Total	$12,415	$16,001

Inventories
Inventories consist of the following (in thousands):

	December 31,

	2004	2005

Finished goods	$2,776	$3,914
Work-in-process	2,884	2,261
Raw materials	1,961	3,980

Total	$7,621	$10,155

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Property and Equipment
Property and equipment consists of the following (in thousands):

	December 31,

	2004	2005

Equipment	$5,761	$8,125
Medical diagnostic equipment	5,276	7,094
Leasehold improvements	833	1,499
Purchased software	189	467
Construction-in-progress	250	7

	12,309	17,192
Accumulated depreciation and amortization	(3,866)	(7,307)

Total	$8,443	$9,885

The amount reflected in equipment cost at December 31, 2004 and 2005 includes approximately $165,000 of assets under capital lease. At December 31, 2004 and 2005, the net book value of assets under capital leases was approximately $93,000 and $40,000, respectively.
Depreciation and amortization expense for the years ended December 31, 2003, 2004 and 2005 was approximately $1,386,000, $3,059,000 and $4,048,000, respectively. Included in these amounts, was amortization expense for leased equipment for the years ended December 31, 2003, 2004 and 2005 of approximately $20,000, $52,000 and $53,000, respectively, which is included with accumulated depreciation and amortization.
In 2005, the Company recorded an impairment charge of $360,000 to reduce certain medical diagnostic equipment to its estimated net realizable value. In 2003, the Company recorded an impairment charge of $143,000 relating to certain equipment that was determined to be no longer of strategic value (see Note 6).
Interest and Other Income (Expense), Net
Interest and other income (expense), net consists of the following (in thousands):

	Years Ended
	December 31,

	2003	2004	2005

Interest income	$129	$153	$458
Gain (loss) on foreign exchange	(63)	342	(859)
Other expense	(16)	—	—

	$50	$495	$(401)

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	DEBT AND CREDIT FACILITIES AND WARRANTS
The Company’s debt and credit facilities consist of the following (in thousands):

	December 31,

	2004	2005

Revolving credit facility(a)	$5,897	$—
Note payable(b)	2,679	1,578
Term loan A(c)	3,142	1,620
Term loan B(c)	1,377	980
Term loan C(c)	—	373
Senior subordinated notes(d)	23,442	27,216
Capital lease obligations(e)	128	91

	36,665	31,858
Less: Current portion	(8,834)	(3,114)
Unamortized debt discount	(2,131)	(1,508)

Long-term debt	$25,700	$27,236

Short-Term Debt
(a) Revolving Credit Facility— In July 2003, to provide working capital and for general corporate purposes, the Company entered into a revolving credit facility agreement with a bank. Effective July 2004 and 2005, the Company amended this revolving credit facility and in conjunction with these amendments, the credit facility was increased from $6,000,000 to $8,000,000 and from $8,000,000 to $10,000,000, respectively. Availability under the revolving credit facility is limited to a predetermined percentage of eligible receivables, plus $3,000,000. Interest under the amended agreement is payable monthly at the bank prime rate plus 0.50% (7.75% at December 31, 2005), provided that in no event shall the interest rate be less than 4.50%. At December 31, 2004 and 2005, the Company had borrowings of approximately $5,897,000 and $0, respectively, under this revolving credit facility and approximately $1,886,000 and $10,000,000, respectively, was available under the revolving credit facility. The revolving credit facility is secured by substantially all of the Company’s tangible assets and certain of the Company’s intangible assets.
In July 2003, the Company also granted the bank a warrant to purchase an aggregate of up to 40,000 shares of its common stock at a price of $3.00 per share. The warrant is immediately exercisable and expires in July 2010. The estimated fair value of the warrant of approximately $10,000 was recorded as debt discount and was amortized to interest expense over the initial one-year term of the revolving credit facility. The estimated fair value of the warrant was determined using the Black-Scholes option pricing model, utilizing the following assumptions: risk-free interest rate of 3.49%; volatility factor of 0.75; no expected dividends; and a term of seven years. As of December 31, 2005, the warrant had not been exercised.
In July 2004, in conjunction with the amended credit facility, the Company also granted the bank a warrant to purchase an aggregate of up to 7,500 shares of its designated Series B convertible preferred stock (Series B Preferred Stock) at a price of $3.00 per share. The warrant is immediately exercisable and expires in July 2011. The estimated fair value of the warrant of approximately $24,000 was recorded as a debt discount and was amortized to interest expense over the one-year term of the amended revolving credit facility. The estimated fair value of the warrant was determined using the Black-Scholes option pricing model, utilizing the following assumptions: risk-free interest rate of 3.99%;

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
volatility factor of 0.75; no expected dividends; and a term of seven years. As of December 31, 2005, the warrant had not been exercised. Upon the occurrence of a qualified initial public offering, unless previously exercised, the warrant will be automatically converted into an equivalent number of warrants to purchase common stock.
Long-Term Debt
(b) Note Payable— In July 2003, the Company entered into a license agreement whereby the Company was granted the rights to certain IVUS patents and technology (see Note 7). As part of the agreement, the Company entered into a non-interest bearing note, which requires that the Company make four annual payments of €725,000 (totaling approximately $3,347,000 at inception) on the anniversary date of the agreement, which commenced in July 2004. The Company recorded the present value of these deferred payments at the time of the acquisition utilizing a 4.75% discount rate. The resulting imputed interest of approximately €314,000 (approximately $363,000 at inception) is being charged to expense over the four-year term of the note to maturity. The present value of the outstanding obligation was approximately €2,586,000 (approximately $2,984,000) at inception and approximately €1,979,000 (approximately $2,679,000) and approximately € 1,332,000 (approximately $1,578,000) as of December 31, 2004 and 2005, respectively. The euro-denominated liability is translated into U.S. dollars at period-end exchange rates and any exchange rate fluctuations are recorded as foreign currency transaction gains or losses and are included in interest and other income (expense), net in the consolidated statements of operations. Payments under the non-interest bearing note are secured by the acquired patents and technology covered by the license agreement, which had a net book value of approximately $5,554,000 and $4,900,000 as of December 31, 2004 and 2005, respectively.
(c) Term Loans— In September 2003, to provide working capital and for general corporate purposes, the Company entered into a loan and security agreement with a venture capital company providing for a maximum borrowing of $7,000,000 with availability being limited to eligible equipment and inventory. As of December 31, 2005, the Company had borrowed the full $7,000,000 under the loan and security agreement in increments of $5,000,000 (Term loan A), $1,500,000 (Term loan B) and $500,000 (Term loan C), which are being repaid subject to 36-month term loans. Interest on Term loan A is payable monthly at a fixed rate per annum of approximately 12.5% with the final principal and interest installment due and payable in September 2006. Interest on Term loan B is payable monthly at a fixed rate per annum of approximately 13.0% with the final principal and interest installment due and payable in October 2007. Interest on Term loan C is payable monthly at a fixed rate per annum of approximately 13.7% with the final principal and interest installment due and payable in February 2008. The term loans are secured by certain equipment and inventory, which had a net book value of approximately $4,581,000 and $3,101,000 as of December 31, 2004 and 2005, respectively.
In conjunction with the issuance of Term loan A in September 2003, the Company granted the venture capital company a warrant to purchase an aggregate of up to 140,000 shares of its Series B Preferred Stock at a price of $3.00 per share. The warrant is immediately exercisable and expires in December 2014. The estimated fair value of the warrant of approximately $321,000 is recorded as a debt discount and is being amortized to interest expense over the loan term of 36 months. The estimated fair value of the warrant was determined using the Black-Scholes option pricing model, utilizing the following assumptions: risk-free interest rate of 3.96%; volatility factor of 0.75; no expected dividends; and a term of 10 years. As of December 31, 2005, the warrant had not been exercised. Upon the occurrence of a qualified initial public offering, unless previously exercised, the warrant will be automatically converted into an equivalent number of warrants to purchase common stock.
In conjunction with the issuance of Term loan B in September 2004, the Company also granted the venture capital company a warrant to purchase an aggregate of up to 46,667 shares of its Series B Preferred Stock at a price of $3.00 per share. The warrant is immediately exercisable and expires in

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 2015. The estimated fair value of the warrant of approximately $200,000 is recorded as a debt discount and is being amortized to interest expense over the loan term of 36 months. The estimated fair value of the warrant was determined using the Black-Scholes option pricing model, utilizing the following assumptions: risk-free interest rate of 4.14%; volatility factor of 0.75; no expected dividends; and a term of 10.75 years. As of December 31, 2005, the warrant had not been exercised. Upon the occurrence of a qualified initial public offering, unless previously exercised, the warrant will be automatically converted into an equivalent number of warrants to purchase common stock.
Other than for events of default, there are no requirements for the Company to repay the term loans prior to maturity, although early repayments are not prohibited. If the term loans were repaid prior to maturity, the Company would be required to pay the undiscounted total amount of all installment payments of principal and interest that would have been payable through maturity. As such, in the event of early repayment of the term loans by the Company, the lender could, depending upon the timing of such prepayment, experience a rate of return that is at least double the lender’s initial rate of return on the contract, thereby creating an embedded derivative as defined by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). The fair values of the embedded derivatives were determined to be nominal at the inception of the loan terms and at December 31, 2004 and 2005 based upon a probability-weighted discounted cash flow model.
(d) Senior Subordinated Notes— In December 2003, to provide working capital and for general corporate purposes, the Company entered into a loan and security agreement with a venture capital company providing $20,000,000 of 15.0% senior subordinated notes resulting in cash proceeds of $20,000,000 with interest payable quarterly and no principal payments required, but permitted, prior to maturity in December 2008. According to the terms of the loan and security agreement, unpaid interest through June 30, 2006 is capitalized as part of the note principal and bears interest at the same rate as the note principal. As of December 31, 2004 and 2005, the Company had recorded approximately $3,442,000 and $7,216,000, respectively, of accrued interest as debt principal. Beginning December 31, 2004, at the option of the Company, any or all of such capitalized interest may be paid in cash. The notes are unsecured and subordinate in priority to the Company’s other debt obligations. Direct financing transaction costs of approximately $246,000 incurred in connection with the notes are reflected in other non-current assets and are being amortized to interest expense over the term of the loan and security agreement.
The Company also granted the note holders a warrant to purchase an aggregate of up to 3,400,339 shares of its common stock at a price of $0.01 per share. The warrant is immediately exercisable and expires in December 2013. The estimated fair value of the warrant at the date of issuance of approximately $2,225,000 was recorded as a debt discount and is being amortized to interest expense over the term of the loan and security agreement. The estimated fair value of the warrant was determined using the Black-Scholes option pricing model, utilizing the following assumptions: risk-free interest rate of 4.32%; volatility factor of 0.75; no expected dividends; and a term of 10 years. As of December 31, 2005, the warrant has not been exercised. Upon the occurrence of a qualified initial public offering, the warrant will be automatically exercised.
The Company is obligated to pay down the outstanding balance of the notes upon the completion of an initial public offering of shares of the Company’s common stock, the sale of all or substantially all the IVUS assets, or a change in control at a price equal to the outstanding principal amount of the notes being repaid plus accrued interest to the date of such prepayment. According to the terms of notes, the Company was obligated to pay down the outstanding balance of the notes at a price equal to the greater of (i) 125% of the principal amount of the notes being repaid, less any cash interest paid on such notes or (ii) the outstanding principal amount of the notes being repaid plus accrued interest to the date of such prepayment. As a result, the note holders could have, depending upon the timing of such prepayment, experienced a rate of return that was at least double the note holder’s initial rate of

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
return on the contract, which thereby created an embedded derivative as defined by SFAS No. 133. The fair value of the embedded derivative was determined to be nominal at the inception of the notes and at December 31, 2004 based upon a probability-weighted discounted cash flow model. As of December 31, 2005, since the outstanding balance of the notes is greater than 125% of the principal amount of the notes and there can be no redemption premium, the fair value of the embedded derivative is zero.
In accordance with its rights under the loan and security agreement, the note holders have elected one director to the Company’s board of directors (the Board of Directors).
(e) Capital Lease Obligations— The Company leases certain equipment under capital lease arrangements (see Note 7).
(f) Other Credit Facility— During 2001, the Company entered into a credit agreement providing for a maximum borrowing of $400,000 to purchase or refinance equipment. The revolving feature of the credit facility expired on October 31, 2004 and all amounts outstanding were repaid in 2004.
In August 2001, in conjunction with this credit facility, the Company granted the issuers a warrant to purchase an aggregate of up to 14,000 shares of its common stock at a price of $1.00 per share. The warrant was immediately exercisable and expires in August 2011. No value was allocated to the warrant as the estimated fair value was determined to be nominal. As of December 31, 2005, the warrant has not been exercised. Upon the occurrence of a qualified initial public offering, the warrant will be automatically exercised.
Debt Transactions with a Related Party
During 2003, a company in which members of the Board of Directors were partners, Domain Associates LLP (Domain), provided the Company with short-term loans. In June 2003, the Company issued $2,000,000 of non-negotiable 6.25% promissory notes to Domain with interest and principal payable at maturity in September 2003. Outstanding principal and accrued interest totaling approximately $2,026,000 was repaid in full in September 2003 (see Note 14).
Key Covenants
The Company’s debt agreements include several covenants that place restrictions on the incurrence of debt and liens, capital expenditures, the payment of dividends and mergers involving the Company. Other covenants require the Company to meet certain defined profitability goals and to maintain a certain minimum quick ratio. The Company exceeded the maximum net loss covenant in its credit agreement with a bank for the fourth quarter ended December 31, 2004, the first quarter ended March 31, 2005 and the fourth quarter ended December 31, 2005. The bank waived the requirement that the Company comply with this covenant for the fourth quarter of 2004, the first quarter of 2005 and the fourth quarter of 2005. The Company was in compliance with all other covenants and limitations included in the provisions of its loan and credit agreements as of December 31, 2004 and 2005.

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Debt Maturities
Excluding capital lease obligations (see Note 7), the Company’s debt maturities as of December 31, 2005 are summarized as follows (in thousands):

2006	$3,074
2007	1,413
2008	27,280
2009	—
2010	—

$31,767

5.	INTANGIBLE ASSETS
Intangible assets consist of developed technology, customer relationships, licenses, and patents and trademarks, which are amortized using the straight-line method over periods ranging from three to ten years, representing the estimated useful lives of the assets. During the year ended December 31, 2005, the Company recorded intangible asset additions of approximately $434,000, which is comprised of approximately $294,000 for internally developed patents and trademarks, $125,000 for acquired licenses and $15,000 for other intangible assets.
During the year ended December 31, 2004, the Company recorded intangible asset additions of approximately $468,000, which is comprised of approximately $23,000 in acquired technology-based and customer-related assets, approximately $16,000 for acquired patents, approximately $264,000 for internally developed patents and trademarks, $160,000 for acquired licenses and approximately $5,000 for other intangible assets.
During the year ended December 31, 2003, the Company recorded intangible asset additions of approximately $21,109,000, which related primarily to the Jomed Acquisition and the acquisition of other IVUS related patents and technology. Of that amount, $12,449,000 was for technology-based assets, $6,601,000 was for licenses, $1,671,000 was for customer-related assets, and $388,000 was for acquired patents (see Note 2).
Intangible assets subject to amortization, by major class, consist of the following (in thousands):

	December 31,

	2004			2005

		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

Developed technology	$12,469	$2,877	$9,592	$12,469	$4,796	$7,673
Licenses	6,909	1,111	5,798	7,034	1,905	5,129
Customer relationships	1,674	386	1,288	1,674	644	1,030
Patents and trademarks	658	57	601	951	138	813

	$21,710	$4,431	$17,279	$22,128	$7,483	$14,645

The weighted-average amortization period at December 31, 2005 was approximately seven and one-half years in total and was six and one-half years for developed technology and customer relationships and approximately nine and one-half years for licenses, patents and trademarks. Amortization of intangibles for the years ended December 31, 2003, 2004 and 2005 was approximately $1,571,000, $2,929,000 and $3,052,000, respectively.

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In 2003, the Company recorded an impairment charge of $172,000 relating to certain intangible assets that were determined to be no longer of strategic value (see Note 6).
Intangible amortization expense for the next five years based on December 31, 2005 intangible assets is expected to be as follows (in thousands):

2006	$3,094
2007	2,999
2008	2,932
2009	2,932
2010	757

$12,714

6.	IMPAIRMENT OF LONG-LIVED ASSETS
In 2005, based upon the estimated discounted future cash flows to be realized from the assets, the Company recorded an impairment charge of $360,000 to reduce certain medical diagnostic equipment to its estimated net realizable value. The impairment charge is recorded in cost of revenues in the Company’s consolidated statement of operations for the year ended December 31, 2005.
In 2003, the Company recorded an impairment charge of $315,000 relating to certain equipment and intangible assets that were determined to be no longer of strategic value and not expected to generate future cash flows for the Company. The $315,000 charge is comprised of intangible assets with a net carrying value of $172,000 and equipment with a net carrying value of $143,000. The impairment charge is recorded in research and development expense in the Company’s consolidated statement of operations for the year ended December 31, 2003.

7.	COMMITMENTS AND CONTINGENCIES
Litigation
The Company is party to various claims in the normal course of business. Legal fees and other costs associated with such actions are expensed as incurred and were not material in any period reported. Additionally, the Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies. Reserve estimates are recorded when and if it is determined that a loss related matter is both probable and reasonably estimable. The Company believes that the ultimate disposition of these matters will not have a material impact on the Company’s results of operations, financial position or cash flows.
Collaboration Agreements
In August 2005, the Company entered into a development and license memorandum of understanding (MOU) whereby a third party will develop technology and license such technology to the Company. Costs incurred through December 31, 2005 totaled $260,000 and have been charged to research and development expense. Under the MOU, the Company is also required to pay a royalty for each product sold using the licensed technology. As of December 31, 2005, the Company’s remaining obligation pursuant to the MOU is estimated to be approximately $145,000 and payment of such amount is dependant upon completion by the third party of certain performance milestones.
In September 2004, the Company signed a collaboration agreement with a third party in which the third party will conduct clinical studies concerning a natural history study of lesions using the Company’s products. The Company has agreed to provide a total of $1,500,000 in the form of products, product related expenses and cash in connection with the conduct of the clinical studies. As of

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005, the Company’s remaining obligation pursuant to the clinical studies was approximately $333,000.
Licenses
In May 2004, the Company entered into a license agreement whereby the Company was granted exclusive rights to a certain IVUS-based patent and technology for total consideration of $35,000. This license fee is recorded as an intangible asset and is being amortized over the estimated useful life of the patent and technology of three years. The Company is also required to pay a royalty of $800 per unit or 5% of net sales, as defined in the agreement, for each licensed product, whichever is lower. Commencing with the contract year beginning January 1, 2006, until the termination of the license agreement or expiry of the patent, the annual minimum royalty payments will total at least $25,000. There were no sales of products using the licensed technology and therefore no amounts relative to royalties were accrued or paid in the years ended December 31, 2004 and 2005. In conjunction with this license agreement, the Company also entered into a research and development agreement whereby the licensor will further develop the IVUS-based patent and technology. At December 31, 2005, the Company’s remaining obligation relative to the research and development agreement was approximately $113,000.
In July 2003, the Company entered into a license agreement whereby the Company was granted the rights to certain IVUS technology and patents for total consideration of approximately €5,661,000 (approximately $6,534,000). The consideration is comprised of an upfront payment of €3,000,000 and four annual payments of €725,000 payable on the anniversary date of the agreement commencing in July 2004 (see Note 4). Closing costs for the purchase were approximately $87,000. This license fee is recorded as an intangible asset and is being amortized over the estimated useful lives of the patents and technology of 10 years. In addition, royalties are payable by the Company during the license period related to the Company’s sale of products using the licensed technology and are calculated on a per unit basis using a sliding scale. Minimum aggregate royalty payments of € 500,000 are required in each of the twelve month periods ended June 30, 2008 and June 30, 2009. In the years ended December 31, 2003, 2004 and 2005, there were no sales of products using the licensed technology and therefore no amounts relative to royalties were accrued or paid in each respective year.
In April 2002, the Company entered into a license agreement with a medical research clinic whereby the Company was granted a license to certain patents and technology. The agreement requires the payment of a license fee of $200,000, which was made in April 2002. In addition, the Company is required to make milestone payments of $125,000 upon receiving both U.S. and E.U. regulatory clearances, or upon the first commercial sale within each territory, whichever event occurs first. In 2004 and 2005, the Company received U.S. and E.U. regulatory clearance, respectively and made the required payments of $125,000 relative to each regulatory clearance. The Company is also required to pay a royalty based on a percentage of net sales, as defined in the agreement, of products using the licensed technology. The license fees paid of $450,000 are recorded as an intangible asset and are being amortized over the original estimated useful life of the underlying technology of five years. During the year ended December 31, 2005, sales of licensed products commenced and in the year ended December 31, 2005, the Company recorded royalty expense of approximately $195,000 in cost of revenues.
Leases
The Company leases its domestic and foreign facilities and certain office equipment under non-cancelable capital and operating lease agreements, which are non-cancellable at various dates through 2009 and expire at various dates through 2013. In addition to the minimum future lease commitments presented below, the leases generally require the Company to pay property taxes, insurance,

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
maintenance and repair costs. Certain leases also contain escalation clauses and renewal option clauses calling for increased rents. Where a lease contains an escalation clause or a concession such as a rent holiday, rent expense is recognized in accordance with FASB Technical Bulletin 85-3 (Accounting for Operating Leases with Scheduled Rent Increases) using the straight line method over the term of the lease. In July 2005, the Company entered into an operating lease for additional office space at its worldwide headquarters in Rancho Cordova, California, which term expires in October 2009. The amount of future minimum lease commitments resulting from this lease and the original lease relative to the Company’s worldwide headquarters totaling $5,467,000 is included in future minimum operating lease commitments below.
At December 31, 2005, future minimum lease commitments under non-cancelable leases are as follows (in thousands):

Year Ending December 31,	Capital	Operating

2006	$46	$1,499
2007	46	1,595
2008	8	1,551
2009	—	1,241
2010	—	—
Thereafter	—	—

Net minimum lease payments	100	$5,886

Less:
Amounts representing interest	9
Current	40

Long-term	$51

Total rental expense was $725,000, $1,861,000 and $1,628,000 for the years ended December 31, 2003, 2004 and 2005, respectively.
Purchase Commitments
The Company has obligations under non-cancelable purchase commitments for inventory, primarily raw materials. As of December 31, 2005, the future minimum payments under these non-cancelable purchase commitments, all requiring payment in 2006, totaled approximately $5,309,000. Of this amount, approximately $2,045,000 has been accrued as of December 31, 2005 and is recorded in cost of revenues (see Note 13).
Indemnification
The Company’s supplier, distributor and collaboration agreements generally include certain provisions for indemnification against liabilities if the Company’s products are recalled, infringe a third-party’s intellectual property rights or cause bodily injury due to alleged defects in the Company’s products. In addition, the Company has agreements with its Board of Directors indemnifying them against liabilities arising from actions taken against the Company. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	CONVERTIBLE PREFERRED STOCK
As of December 31, 2005, convertible preferred stock consists of the following (in thousands):

	Shares		Aggregate
			Liquidation
	Authorized	Issued and Outstanding	Preference

Series A	2,304	2,304	$2,304
Series B	14,949	14,949	44,846
Series C	2,662	2,662	15,364

	19,915	19,915	$62,514

As of December 31, 2004, convertible preferred stock consists of the following (in thousands):

	Shares		Aggregate
			Liquidation
	Authorized	Issued and Outstanding	Preference

Series A	2,304	2,304	$2,304
Series B	18,040	14,949	44,846

	20,344	17,253	$47,150

In February 2005, the Company sold 2,662,754 shares of its designated Series C Convertible Preferred Stock (Series C Preferred Stock) in a private placement for $5.77 per share. Net cash proceeds received by the Company related to this offering were approximately $15,106,000, which is net of issuance costs of approximately $258,000.
In March 2004, the Company sold 83,334 shares of its Series B Preferred Stock in a private placement for $3.00 per share. Net cash proceeds received by the Company related to this offering were approximately $245,000, which is net of issuance costs of approximately $5,000.
In July 2003, the Company entered into agreements with several investors who collectively purchased 6,698,835 shares of its Series B Preferred Stock at $3.00 per share in exchange for $20,026,000 in cash, which is net of issuance costs of approximately $71,000. The proceeds were used to fund the Jomed Acquisition (see Note 2). Included in the shares purchased were 1,166,667 shares purchased by a related party, Medtronic Inc., for approximately $3,500,000 (see Note 14). In November 2003, an additional 166,667 shares of Series B Preferred Stock were purchased by an investor at $3.00 per share in exchange for approximately $500,000 in cash.
During 2002, the Company entered into agreements with several investors who collectively purchased 8,000,000 shares of its Series B Preferred Stock at $3.00 per share in exchange for the conversion of $1,900,000 in promissory notes and approximately $22,045,000 in cash, which is net of issuance costs of approximately $55,000.
During 2001, the Company entered into agreements with several investors who collectively purchased 2,303,850 shares of its designated Series A Convertible Preferred Stock (Series A Preferred Stock) at $1.00 per share in exchange for cash of approximately $2,304,000.
The holders of the Series A, B and C convertible preferred stock (collectively referred to as Series Preferred) are entitled to receive non-cumulative dividends at a rate of 8% per annum. The Series Preferred dividends are payable when and if declared by the Board of Directors. As of December 31, 2005, the Board of Directors had not declared any dividends. The Series B and C Preferred Stock dividends are payable in preference and in priority to any dividends on Series A Preferred Stock and common stock. The Series A Preferred Stock dividends are payable in preference and in priority to any dividends on common stock.

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The shares of Series Preferred are convertible into an equal number of shares of common stock, at the option of the holder, subject to certain antidilution adjustments, if any. The holders of Series Preferred shares vote on an equivalent basis with common stockholders on an as-converted basis. Each share of Series Preferred is automatically converted into common stock upon (i) the affirmative election of the holders of two-thirds of the outstanding shares of the Series Preferred, or (ii) the closing of a firm underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company in which the per share price is at least $8.00 (as adjusted), and the gross cash proceeds are at least $50,000,000.
In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, including a merger or reorganization in which the stockholders of the Company immediately prior to the transaction possess less than 50% of the voting power of the surviving entity immediately after the transaction, the holders of the Series Preferred are entitled to receive liquidation preferences at the rate of $1.00 per share for the Series A Preferred Stock, $3.00 per share for the Series B Preferred Stock and $5.77 per share for the Series C Preferred Stock, plus any declared but unpaid dividends. Liquidation payments to the holders of Series B and C Preferred Stock have priority and are made in preference to any payments to the holders of Series A Preferred Stock and common stock. Liquidation payments to the holders of Series A Preferred Stock have priority and are made in preference to any payments to the holders of common stock. The holders of Series A Preferred Stock are entitled to elect two members to the Board of Directors. The holders of Series B and C Preferred Stock are each entitled to elect one member to the Board of Directors.
A merger or consolidation of the Company into another entity in which the stockholders of the Company own less than 50% of the voting stock of the surviving company or the sale, transfer or lease of substantially all of the assets of the Company will be deemed a liquidation, dissolution, or winding up of the Company. These liquidation characteristics require classification of the convertible preferred stock outside of the equity section of the accompanying consolidated balance sheets.
See Note 4 for information regarding warrants to purchase the Company’s Series B Preferred Stock.

9.	STOCKHOLDERS’ DEFICIT
As of December 31, 2004 and 2005, the Company has reserved shares of common stock for the conversion of convertible preferred stock, the exercise of warrants, and the issuance of options granted under the Company’s stock option plans as follows (in thousands):

	2004	2005

Convertible preferred stock	17,253	19,915
Warrants to purchase convertible preferred stock	194	194
Warrants to purchase common stock	3,454	3,454
Stock option plans	4,594	5,681

	25,495	29,244

See Note 4 for information regarding warrants to purchase the Company’s common stock.
Stock-Based Compensation
As of December 31, 2005, the Company has granted options under the 2005 Equity Compensation Plan (the 2005 Plan) and the 2000 Long Term Incentive Plan (the 2000 Plan) under which a maximum aggregate number of 6,478,814 shares of the Company’s common stock may be issued or transferred to employees, non-employee directors and consultants of the Company. Effective October 2005, all options

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
will be granted under the 2005 Plan. Options previously granted under the 2000 Plan that are cancelled or expire will increase the shares available for grant under the 2005 Plan. The terms of the grant vary as described below.
2005 Plan
The 2005 Plan provides for the grant of incentive stock options, non-qualified stock options, stock awards (including rights to purchase restricted stock) and stock appreciation rights to eligible recipients. Recipients of incentive stock options shall be eligible to purchase shares of the Company’s common stock at an exercise price no less than the estimated fair market value of such stock on the date of grant. The maximum term of options granted under the Plan is seven years. For an initial grant to an employee, the options generally vest 25% on the first anniversary of the original vesting date, with the balance vesting monthly over the remaining three years. For subsequent grants to an employee, the options generally vest monthly over a four-year term. Non-employees are generally fully vested at the date of grant. The Company may grant options that are exercisable immediately regardless of the vesting status of the option with the Company retaining a right to repurchase exercised unvested shares at the original exercise price of the option. As of December 31, 2005, 245,783 shares remained available to grant.
2000 Plan
The 2000 Plan provided for the grant of incentive stock options, non-statutory stock options, phantom stock and rights to purchase restricted stock to eligible recipients. Recipients of incentive stock options shall be eligible to purchase shares of the Company’s common stock at an exercise price no less than the estimated fair market value of such stock on the date of grant. The maximum term of options granted under the Plan is 10 years. The options generally vest 25% on the first anniversary of the original vesting date, with the balance vesting monthly over the remaining three years. All option grants are exercisable immediately regardless of the vesting status of the option with the Company retaining a right to repurchase exercised unvested shares at the original exercise price of the option. In January 2005, the Company accelerated vesting on substantially all non-employee options representing options to purchase approximately 93,000 shares of the Company’s common stock. In connection with accelerating the vesting of these options, the Company recorded charges totaling approximately $412,000 in the accompanying statement of operations. Of that amount, approximately $34,000 was recorded in research and development and approximately $378,000 was recorded in selling, general and administrative.
For the years ended December 31, 2003, 2004 and 2005, the Company recorded deferred stock compensation of approximately $594,000, $2,893,000 and $1,239,000, respectively, in connection with the grant of stock options to employees. Deferred stock compensation reflects the difference between the exercise price of the options and the estimated fair value of the common stock at the date of grant. The estimated fair value was determined based on the business factors underlying the value of the Company’s common stock on the date of grant. These amounts were recorded as a component of stockholders’ deficit and are being amortized to operating expense over the vesting period of the options, generally four years using the straight-line method. During the years ended December 31, 2003, 2004 and 2005, the Company reversed unamortized deferred stock compensation of approximately $17,000, $114,000 and $255,000, respectively, and stock compensation expense of approximately $1,000, $21,000 and $25,000, respectively, relating to the forfeiture of unvested employee stock options. For the years ended December 31, 2003, 2004 and 2005, the Company recognized $47,000, $303,000 and $1,102,000, respectively, of net stock compensation expense related to the amortization of deferred employee stock compensation. As of December 31, 2004 and 2005, the Company’s deferred compensation balances were approximately $3,006,000 and $2,888,000, respectively.

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Stock option activity is summarized as follows for the years ended December 31, 2003, 2004 and 2005:

		Weighted-
	Weighted-	Average
	Average	Exercise
	Shares	Price

Outstanding, December 31, 2002	1,698,875	$0.17
Granted below estimated fair value (weighted-average fair value of $0.45)	2,130,000	0.30
Granted at estimated fair value (weighted-average fair value of $0.19)	48,000	0.30
Exercised	(83,563)	0.11
Canceled and expired	(181,938)	0.24

Outstanding, December 31, 2003	3,611,374	0.25
Granted below estimated fair value (weighted-average fair value of $2.29)	1,340,645	0.34
Exercised	(475,580)	0.25
Canceled and expired	(385,648)	0.30

Outstanding, December 31, 2004	4,090,791	0.27
Granted below estimated fair value (weighted-average fair value of $3.96)	298,127	1.08
Granted at estimated fair value (weighted-average fair value of $3.90)	1,611,300	6.09
Exercised	(199,098)	0.32
Canceled and expired	(366,198)	1.77

Outstanding, December 31, 2005	5,434,922	1.94

Options outstanding as of December 31, 2005 are summarized as follows:

	Options Outstanding and Exercisable
				Vested Options
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual Life	Exercise	Number	Exercise
Range	Outstanding	(in years)	Price	Outstanding	Price

$0.10 - $0.30	3,547,674	7.57	$0.26	2,896,814	$0.23
$0.75 - $1.50	377,324	9.03	0.99	54,646	1.05
$5.25 - $5.90	1,212,624	9.50	5.77	110,906	5.85
$7.60	297,300	6.82	7.60	3,750	7.60

$0.10 to $7.60	5,434,922	8.06	1.94	3,066,116	0.46

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	INCOME TAXES
The provisions for income tax expense are as follows (in thousands):

	Years Ended
	December 31,

	2003	2004	2005

Current:
Federal	$—	$—	$—
State	10	36	50
Foreign	—	1	20

	$10	$37	$70

Losses before income taxes include losses relating to non-U.S. operations of approximately $400,000, $2,200,000 and $2,700,000 in the years ended December 31, 2003, 2004 and 2005, respectively.
Provisions for income taxes in the accompanying consolidated statements of operations differ from the expense calculated by applying the U.S. federal statutory income tax rate of 35% to loss before provision for income taxes due to the following (in thousands):

	Years Ended December 31,

	2003	2004	2005

U.S. federal statutory income tax benefit	$(5,282)	$(5,654)	$(5,317)
State income tax benefit, net of federal income tax expense	(853)	(531)	(393)
Valuation allowance	6,172	6,364	6,163
Credits	(127)	(325)	(401)
Other	100	183	18

	$10	$37	$70

The components of the Company’s deferred tax assets are as follows (in thousands):

	December 31,

	2004	2005

Deferred tax assets:
Net operating loss carryovers	$13,617	$16,519
Tax credit carryovers	842	1,656
Depreciation and amortization	141	909
Accruals	489	1,685
Deferred revenue	733	731
Other, net	363	850

Total deferred tax assets	16,185	22,350
Less valuation allowance	(16,185)	(22,350)

	$—	$—

A valuation allowance has been established to offset deferred tax assets, as realization of such assets is uncertain.
At December 31, 2005, the Company has federal and state net operating loss carryforwards of approximately $38,000,000 and $17,000,000, respectively. The federal and state net operating loss carryforwards begin to expire in 2020 and 2010, respectively, unless previously utilized. In addition, the

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Company has federal and state research and experimentation tax credit carryforwards of $900,000 and $1,100,000, respectively. The federal credits begin to expire in 2022. The state credits carry forward indefinitely. Foreign net operating losses are approximately $5,000,000 which expire beginning in 2009.
Pursuant to Internal Revenue Code Section 382, use of the Company’s net operating loss carryforwards will be limited if a cumulative change in ownership of more than 50% has occurred within a three-year period.

11.	SEGMENT AND GEOGRAPHIC INFORMATION
The Company’s chief operating decision-maker reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of making operating decisions and assessing financial performance. Accordingly, the Company considers itself to be in a single reporting segment, specifically the manufacture, sale, discovery, development and commercialization of products for the diagnosis of atherosclerosis in the coronary arteries and peripheral vascular system. The Company does not assess the performance of its geographic regions on other measures of income or expense, such as depreciation and amortization, operating income or net income. In addition, the Company’s assets are primarily located in the United States and are not allocated to any specific region. The Company does not produce reports for, or measure the performance of, its geographic regions on any asset-based metrics. Therefore, geographic information is presented only for revenues.
Revenues based on geographic location are summarized in the following table:

	Years Ended December 31,

	2003	2004	2005

Revenues:
United States	$15,823	$38,020	$40,933
Japan	2,241	9,353	33,207
Europe, the Middle East and Africa	4,810	11,426	15,294
Rest of world	589	2,299	2,466

	$23,463	$61,098	$91,900

12.	EMPLOYEE BENEFITS
Defined Contribution Plans
The Company has a defined contribution 401(k) plan for U.S. employees who are at least 21 years of age. Employees are eligible to participate in the plan beginning on the first day of the month following three months of service. Under the terms of the plan, employees may make voluntary contributions as a percent of compensation or as a fixed amount per pay period. The Company’s contributions to the plan are discretionary and no contributions have been made by the Company to date.
The Company also sponsors additional defined contribution plans for most of its European employees. Contributions under all plans were approximately $23,000, $80,000 and $104,000 in the years ended December 31, 2003, 2004 and 2005, respectively.

13.	FOURTH QUARTER ADJUSTMENTS
During the fourth quarter of 2005, the Company recorded adjustments to (1) write-down inventory for items deemed to be excess or obsolete by approximately $963,000, (2) record an impairment charge of approximately $360,000 to reduce certain medical diagnostic equipment to its estimated net realizable value, and (3) record expected losses of approximately $2,045,000 related to non-cancelable inventory

VOLCANO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
purchase commitments. These adjustments resulted in charges to cost of revenues totaling approximately $3,368,000 in the accompanying statement of operations.

14.	RELATED PARTIES
In November 2005, the Company entered into agreements with two new members of the Company’s Board of Directors who collectively purchased 79,158 shares of its common stock at $7.60 per share for approximately $601,000 in cash.
Medtronic, Inc. and Its Affiliates
The Company has collaborations with Medtronic, Inc. and certain of its affiliates (collectively, Medtronic). In July 2003, the Company entered into agreements with Medtronic to provide a license to manufacture and market certain products incorporating the Company’s IVUS technology, technical guidance to develop products covered by the license and certain supply and distribution rights related to the licensed products. The Company was paid a $2,500,000 license fee by Medtronic in exchange for the fully paid, royalty-free, perpetual, irrevocable, worldwide license. The license fee has been deferred and is being recognized as revenue over the estimated 10-year term of the agreement. The amount recorded in revenues totaled $125,000, $250,000 and $250,000 during the years ended December 31, 2003, 2004 and 2005, respectively. At December 31, 2005, the amount deferred was $1,875,000, of which $250,000 was reflected in the current portion of deferred revenues. In addition, the Company recorded revenues related to the sale of a component of the Company’s IVUS catheter totaling approximately $149,000, $425,000 and $652,000 to Medtronic during the years ended December 31, 2003, 2004 and 2005, respectively. At December 31, 2004 and 2005, there was approximately $130,000 and $93,000 due from Medtronic, respectively. As part of the agreements, the Company was granted the right to terminate the distribution rights licensed to Medtronic under certain conditions and subject to the payment of $2,000,000 by the Company to Medtronic. In January 2006, the Company terminated the distribution rights granted to Medtronic. In lieu of payment of the termination fee, the Company will transfer an agreed amount of product to Medtronic.
Medtronic is an investor in the Company’s Series B Preferred Stock. The Company issued 666,668 and 1,166,667 shares of its Series B Preferred Stock at $3.00 per share to Medtronic, in April 2002 and July 2003, respectively. In connection with the preferred stock agreement, Medtronic has the right to appoint a representative to the Company’s board of directors.
Domain Associates LLP
During 2003, Domain Associates LLP, or Domain, a company in which two members of the Company’s board of directors were partners, provided the Company with a loan. In addition, a partner of Domain was paid $60,000 for consulting services rendered to the Company.
In June 2003, the Company issued $2,000,000 of non-negotiable 6.25% promissory notes to Domain with interest and principal payable at maturity in September 2003. Outstanding principal and accrued interest totaling approximately $2,026,000 was repaid in full in September 2003.
There were no amounts due to or from Domain at December 31, 2004 and 2005.

                        Shares
VOLCANO CORPORATION
Common Stock

PROSPECTUS

Until                     , 2006 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

JPMorgan	Piper Jaffray

Bear, Stearns & Co. Inc.	Cowen & Company
                    , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Volcano Corporation in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC Registration Fee and the NASD filing fee.

Amount to be Paid

SEC registration fee	$9,229
NASD filing fee	9,125
NASDAQ National Market listing fee	100,000
Blue Sky fees and expenses	10,000
Printing and Engraving expenses	250,000
Legal fees and expenses	850,000
Accounting fees and expenses	825,000
Transfer Agent and Registrar fees	5,000
Miscellaneous	166,646

Total	$2,225,000

ITEM 14.	Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.
Article VIII of our amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.
Article VI of our bylaws provides for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.
We have entered into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in the our bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.
The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors, and by us of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.
We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer of our company against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.
See also the undertakings set out in response to Item 17 herein.

ITEM 15.	Recent Sales of Unregistered Securities.
In the past three years, we have issued and sold the following securities:
1. From January 1, 2003 through December 31, 2005, we granted options to purchase 5,428,072 shares of our common stock at prices ranging from $0.30 to $7.60 per share, 280,639 of which were exercised at prices ranging from $0.30 to $1.50 per share, and 793,386 of which were cancelled.
2. From July 2003 through March 2004, we issued and sold to 11 accredited investors an aggregate of 6,948,836 shares of Series B preferred stock, which is convertible into an aggregate of 6,948,836 shares of our common stock immediately prior to the closing of this offering, at a purchase price per share of $3.00.

3. In July 2003, we issued to one accredited investor a warrant to purchase 40,000 shares of our common stock at an exercise price per share of $3.00. As of December 31, 2005, this warrant had not been exercised.
4. In September 2003 and September 2004, we issued to two affiliated accredited investors warrants to purchase an aggregate of 186,667 shares of Series B preferred stock at an exercise price per share of $3.00. As of December 31, 2005, none of the warrants had been exercised. The warrants will be automatically converted into an equivalent number of warrants to purchase common stock upon the closing of this offering.
5. In December 2003, we issued to two affiliated accredited investors warrants to purchase an aggregate of 3,400,339 shares or our common stock at an exercise price per share of $0.01. As of December 31, 2005, none of the warrants had been exercised. These warrants, by their terms, are automatically exercised on a cashless basis upon the closing of this offering and will result in the net issuance of                      shares of our common stock.
6. In July 2004, we issued to one accredited investor a warrant to purchase 7,500 shares of Series B preferred stock at an exercise price per share of $3.00. As of December 31, 2005, this warrant had not been exercised. The warrants will be automatically converted into an equivalent number of warrants to purchase common stock upon the closing of this offering.
7. In February 2005, we issued to eight accredited investors an aggregate of 2,662,754 shares of Series C preferred stock, which is convertible into an aggregate of 2,662,754 shares of our common stock immediately prior to the closing of this offering, at a purchase price per share of $5.77.
8. In October 2005, we issued 14,410 shares of our common stock to a former employee and current consultant in consideration of his services to us.
9. In November 2005, we issued a total of 79,158 shares of our common stock to two of our directors at a purchase price per share of $7.60 per share.
The sales of the above securities were deemed to be exempt from registration under the Securities Act with respect to item two through nine above in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, and with respect to item one above in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.	Exhibits and Financial Statement Schedules.
(a) Exhibits.
EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
2.1		Asset Purchase Agreement dated July 10, 2003 by and among Jomed, Inc., Jomed N.V., Jomed GmBH, Jomed Benelux S.A. and Volcano Therapeutics, Inc.
2	.2†	Asset Transfer Agreement, by and between Pacific Rim Medical Ventures Corp and Koninklijke Philips Electronics N.V., dated July 3, 2003.
3.1		Amended and Restated Certificate of Incorporation of the Registrant as currently in effect.
3	.2*	Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering.
3.3		Bylaws of the Registrant as currently in effect.
3	.4*	Bylaws of the Registrant to be effective upon closing of the offering.
4	.1*	Specimen Common Stock certificate of the Registrant.

Exhibit
Number		Description

4.2		Amended and Restated Investors’ Rights Agreement, dated February 18, 2005, by and among the Registrant and certain stockholders.
4.3		Warrant to Purchase Series B Preferred Stock, issued by the Registrants to Venture Lending & Leasing III, LLC, dated September 26, 2003.
4.4		Warrant to Purchase Series B Preferred Stock, issued by the Registrants to Venture Lending & Leasing IV, LLC, dated September 30, 2004.
4.5		Warrant to purchase shares of common stock issued by the Registrant to FFC Partners II, L.P., dated December 9, 2003.
4.6		Warrant to purchase shares of common stock issued by the Registrant to FFC Executive Partners II, L.P., dated December 9, 2003.
4.7		Warrant to purchase shares of common stock issued by the Registrant to Silicon Valley Bank, dated August 27, 2001.
4.8		Warrant to purchase shares of common stock issued by the Registrant to Silicon Valley Bank, dated July 18, 2003.
4.9		Warrant to purchase shares of Series B Preferred Stock issued by the Registrant to Silicon Valley Bank, dated July 18, 2004.
5	.1*	Opinion of Reed Smith LLP.
10.1		Form of Indemnification Agreement for the directors, the chief executive officer and the chief financial officer.
10.2		2000 Long Term Incentive Plan.
10.3		2005 Equity Compensation Plan.
10.4		Loan and Security Agreement, as amended, by and between the Registrant and Silicon Valley Bank, dated July 18, 2003.
10.5		Loan and Security Agreement by and between the Registrant and Venture Lending & Leasing III, Inc., dated September 26, 2003.
10.6		Supplement to Loan and Security Agreement, by and between the Registrant and Venture Lending & Leasing III, Inc., dated September 26, 2003.
10.7		Promissory Note by Venture Lending & Leasing III, Inc. for $5,000,000, dated September 30, 2003.
10.8		Loan and Security Agreement, by and between the Registrant and Venture Lending & Leasing IV, Inc., dated September 30, 2004.
10.9		Supplement to the Loan and Security Agreement, by and between the Registrant and Venture Lending & Leasing IV, Inc., dated September 30, 2004.
10.10		Promissory Note for $1,500,158, held by Venture Lending & Leasing IV, Inc., dated October 14, 2005.
10.11		Promissory Note for $500,000, held by Venture Lending & Leasing IV, Inc. dated February 28, 2005.
10.12		Note and Warrant Purchase Agreement, by and among the Registrant and FFC Partners II, L.P. and FFC Executive Partners II, L.P., dated December 9, 2003.
10.13		15% Senior Subordinated Promissory Note, by the Registrant in favor of FFC Partners II, L.P., dated December 9, 2003.
10.14		15% Senior Subordinated Promissory Note, by the Registrant in favor of FFC Executive Partners II, L.P., dated December 9, 2003.
10	.15†	License Agreement by and between the Registrant and The Cleveland Clinic Foundation, dated April 30, 2002.
10.16		Employment Agreement by and between the Registrant and R. Scott Huennekens, dated February 17, 2006.
10.17		Employment Agreement by and between the Registrant and John T. Dahldorf, dated February 17, 2006.
10.18		Standard Multi-Tenant Office Lease— Gross, as amended, by and between Ethan Conrad and the Registrant, dated June 13, 2005.
10.19		Net Lease Agreement, as amended, by and between the Registrant and Great Scene Ventures Ltd, dated January 10, 1996.

Exhibit
Number		Description

10.20		Standard Industrial/Commercial Multi-Tenant Lease, by and between 1325 “J” Street L.P. and Jomed Incorporated, dated January 16, 2001.
10	.21†	Supply Agreement by and between the Registrant and AVE Galway Limited, dated July 21, 2003.
10.22		License Agreement by and between the Registrant and AVE Galway Limited, dated July 21, 2003.
10	.23†	Japanese Distribution Agreement by and between EndoSonics Corporation and Fukuda Denshi Co., Ltd., effective August 31, 1998.
10	.24†	Japanese Distribution Agreement by and between the Registrant and Fukuda Denshi Co., Ltd., effective November 30, 2004.
10	.25†	Sub-Distribution Agreement by and among Fukuda Denshi Co., Ltd, Goodman Company, Ltd, and the Registrant, dated January 25, 2005.
10	.26†	International Distributor Agreement by and between Cardiometrics, Inc., Goodman Company, Ltd. and Kaneko Enterprises, Inc., entered September 17, 1994.
10	.27†	Distribution Agreement, as amended, by and between Goodman Company, Ltd. and the Registrant, dated September 27, 2004.
10	.28†	Supply and Distribution Agreement between General Electric Medical Systems Scs and the Registrant, dated March 16, 2006.
10	.29†	Amended and Restated Japanese Distribution Agreement by and among the Registrant, Volcano Japan Co., Ltd. and Fukuda Denshi Co., Ltd., dated March 17, 2006.
10.30		Managing Director Agreement by and between Volcano Europe NV and Mr. Michel Lussier, dated March 20, 2006.
21.1		Subsidiaries of the Registrant.
23.1		Consent of Independent Registered Public Accounting Firm.
23	.2*	Consent of Reed Smith LLP (See Exhibit 5.1).
24.1		Power of Attorney (see page II-6).

*	To be filed by amendment

†	Portions of the exhibit have been omitted pursuant to a request for confidential treatment. The confidential portions have been filed with the SEC.
(b) Financial Statement Schedules
Schedules not listed are omitted because they are not required, are not applicable or the information is included in the consolidated financial statements or notes thereto.
Schedule II
Valuation and Qualifying Accounts
The change in the allowance for doubtful accounts for the years ended December 31, 2003, 2004 and 2005, respectively is summarized in the following table:

	Years Ended
	December 31,

	2003	2004	2005

	(in thousands)
Balance at beginning of year	$—	$66	$118
Additions charged to selling, general and administrative expense, net of recoveries	63	50	70
Write-offs	—	(3)	(21)
Foreign currency translation adjustments	3	5	(9)

Balance at end of year	$66	$118	$158

ITEM 17.	Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Rancho Cordova, state of California, on the 24th day of March, 2006.

Volcano Corporation

By:	/s/ R. Scott Huennekens

R. Scott Huennekens
President and Chief Executive Officer
KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints R. Scott Huennekens and John T. Dahldorf, or either of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, (including post-effective amendments and any related registration statements thereto filed pursuant to Rule 462 or otherwise) and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do them in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, shall do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ R. Scott Huennekens R. Scott Huennekens	President and Chief Executive Officer, Director (principal executive officer)	March 24, 2006

/s/ John T. Dahldorf John T. Dahldorf	Chief Financial Officer (principal financial officer and principal accounting officer)	March 24, 2006

/s/ Olav B. Bergheim Olav B. Bergheim	Director	March 24, 2006

/s/ Robert J. Adelman, M.D. Robert J. Adelman, M.D.	Director	March 24, 2006

/s/ James C. Blair, Ph.D. James C. Blair, Ph.D.	Director	March 24, 2006

/s/ S. Ward Casscells, M.D. S. Ward Casscells, M.D.	Director	March 24, 2006

/s/ Carlos A. Ferrer Carlos A. Ferrer	Director	March 24, 2006

Signature	Title	Date

/s/ Lesley H. Howe Lesley H. Howe	Director	March 24, 2006

/s/ Ronald A. Matricaria Ronald A. Matricaria	Director	March 24, 2006

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
2.1		Asset Purchase Agreement dated July 10, 2003 by and among Jomed, Inc., Jomed N.V., Jomed GmBH, Jomed Benelux S.A. and Volcano Therapeutics, Inc.
2	.2†	Asset Transfer Agreement, by and between Pacific Rim Medical Ventures Corp and Koninklijke Philips Electronics N.V., dated July 3, 2003.
3.1		Amended and Restated Certificate of Incorporation of the Registrant.
3	.2*	Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering to which this Registration Statement relates.
3.3		Bylaws of the Registrant.
3	.4*	Bylaws of the Registrant to be effective upon closing of the offering to which this Registration Statement relates.
4	.1*	Specimen Common Stock certificate of the Registrant.
4.2		Amended and Restated Investors’ Rights Agreement, dated February 18, 2005, by and among the Registrant and certain stockholders.
4.3		Warrant to Purchase Series B Preferred Stock, issued by the Registrant to Venture Lending & Leasing III, LLC, dated September 26, 2003.
4.4		Warrant to Purchase Series B Preferred Stock, issued by the Registrant to Venture Lending & Leasing IV, LLC, dated September 30, 2004.
4.5		Warrant to purchase shares of common stock issued by the Registrant to FFC Partners II, L.P., dated December 9, 2003.
4.6		Warrant to purchase shares of common stock issued by the Registrant to FFC Executive Partners II, L.P., dated December 9, 2003.
4.7		Warrant to purchase shares of common stock issued by the Registrant to Silicon Valley Bank, dated August 27, 2001.
4.8		Warrant to purchase shares of common stock issued by the Registrant to Silicon Valley Bank, dated July 18, 2003.
4.9		Warrant to purchase shares of Series B Preferred Stock issued by the Registrant to Silicon Valley Bank, dated July 18, 2004.
5	.1*	Opinion of Reed Smith LLP.
10.1		Form of Indemnification Agreement for directors, chief executive officer and chief financial officer.
10.2		2000 Long Term Incentive Plan.
10.3		2005 Equity Compensation Plan.
10.4		Loan and Security Agreement, as amended, by and between the Registrant and Silicon Valley Bank, dated July 18, 2003.
10.5		Loan and Security Agreement by and between the Registrant and Venture Lending & Leasing III, Inc., dated September 26, 2003.
10.6		Supplement to Loan and Security Agreement, by and between the Registrant and Venture Lending & Leasing III, Inc., dated September 26, 2003.
10.7		Promissory Note for $5,000,000 held by Venture Lending & Leasing III, Inc., dated September 30, 2003.
10.8		Loan and Security Agreement, by and between the Registrant and Venture Lending & Leasing IV, Inc., dated September 30, 2004.
10.9		Supplement to the Loan and Security Agreement, by and between the Registrant and Venture Lending & Leasing IV, Inc., dated September 30, 2004.
10.10		Promissory Note for $1,500,158, held by Venture Lending & Leasing IV, Inc., dated October 14, 2005.

Exhibit
Number		Description

10.11		Promissory Note for $500,000, held by Venture Lending & Leasing IV, Inc. dated February 28, 2005.
10.12		Note and Warrant Purchase Agreement, by and among the Registrant and FFC Partners II, L.P. and FFC Executive Partners II, L.P., dated December 9, 2003.
10.13		15% Senior Subordinated Promissory Note, by the Registrant in favor of FFC Partners II, L.P., dated December 9, 2003.
10.14		15% Senior Subordinated Promissory Note, by the Registrant in favor of FFC Executive Partners II, L.P., dated December 9, 2003.
10	.15†	License Agreement by and between the Registrant and The Cleveland Clinic Foundation, dated April 30, 2002.
10.16		Employment Agreement by and between the Registrant and R. Scott Huennekens, dated February 17, 2006.
10.17		Employment Agreement by and between the Registrant and John T. Dahldorf, dated February 17, 2006.
10.18		Standard Multi-Tenant Office Lease— Gross, as amended, by and between Ethan Conrad and the Registrant, dated June 13, 2005.
10.19		Net Lease Agreement, as amended, by and between the Registrant and Great Scene Ventures Ltd, dated January 10, 1996.
10.20		Standard Industrial/Commercial Multi-Tenant Lease, by and between 1325 “J” Street L.P. and Jomed Incorporated, dated January 16, 2001.
10	.21†	Supply Agreement by and between the Registrant and AVE Galway Limited, dated July 21, 2003.
10.22		License Agreement by and between the Registrant and AVE Galway Limited, dated July 21, 2003.
10	.23†	Japanese Distribution Agreement by and between EndoSonics Corporation and Fukuda Denshi Co., Ltd., effective August 31, 1998.
10	.24†	Japanese Distribution Agreement by and between the Registrant and Fukuda Denshi Co., Ltd., effective November 30, 2004.
10	.25†	Sub-Distribution Agreement by and among Fukuda Denshi Co., Ltd., Goodman Company, Ltd., and the Registrant, dated January 25, 2005.
10	.26†	International Distributor Agreement by and between Cardiometrics, Inc., Goodman Company, Ltd. and Kaneko Enterprises, Inc., entered September 17, 1994.
10	.27†	Distribution Agreement, as amended, by and between Goodman Company, Ltd. and the Registrant, dated September 27, 2004.
10	.28†	Supply and Distribution Agreement between General Electric Medical Systems Scs and the Registrant, dated March 16, 2006.
10	.29†	Amended and Restated Japanese Distribution Agreement by and among the Registrant, Volcano Japan Co., Ltd. and Fukuda Denshi Co., Ltd., dated March 17, 2006.
10.30		Managing Director Agreement by and between Volcano Europe NV and Mr. Michel Lussier, dated March 20, 2006.
21.1		Subsidiaries of the Registrant.
23.1		Consent of Independent Registered Public Accounting Firm.
23	.2*	Consent of Reed Smith LLP (See Exhibit 5.1).
24.1		Power of Attorney (see page II-6).

*	To be filed by amendment

†	Portions of the exhibit have been omitted pursuant to a request for confidential treatment. The confidential portions have been filed with the SEC.